 As filed with the Securities and Exchange Commission on February 8, 2000
                                                      Registration No. 333-92657
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933
                                --------------
                                   PALM, INC.
             (Exact name of Registrant as specified in its charter)
                                --------------

            Delaware                              3571                            94-3150688
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)           Identification Number)

                              5400 Bayfront Plaza
                           Santa Clara, CA 95052-8145
                                 (408) 326-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                --------------
                               Carl J. Yankowski
                                   Palm, Inc.
                              5470 Bayfront Plaza
                           Santa Clara, CA 95052-8145
                                 (408) 326-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:

     Larry W. Sonsini, Esq.                 Stephen Yu, Esq.                 John L. Savva, Esq.
      Aaron J. Alter, Esq.                     Palm, Inc.                  Steven B. Stokdyk, Esq.
    Katharine A. Martin, Esq.             5400 Bayfront Plaza                Sullivan & Cromwell
Wilson Sonsini Goodrich & Rosati       Santa Clara, CA 95052-8145           1888 Century Park East
    Professional Corporation                 (408) 326-5000                       Suite 2100
       650 Page Mill Road                                                 Los Angeles, CA 90067-1725
       Palo Alto, CA 94304                                                      (310) 712-6600
         (650) 493-9300

                                --------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                Proposed
 Title of Each Class of       Proposed          Maximum         Proposed         Amount of
    Securities to be       Maximum Amount    Offering Price Maximum Aggregate   Registration
       Registered        to be Registered(1)   per Share    Offering Price(2)      Fee(3)
--------------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share......      26,450,000          $16.00       $423,200,000      $111,724.80

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 3,450,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3) All of of which has been previously paid.
                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion. Dated February 8, 2000.

                               23,000,000 Shares

                         [PALM, INC. LOGO APPEARS HERE]

                                   Palm, Inc.

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of Palm, Inc. All of the 23,000,000 shares of common stock are being sold by Palm.

  Prior to this offering, there has been no public market for the common stock. We estimate that the initial public offering price will be between $14.00 and $16.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "PALM".

  See "Risk Factors" on page 7 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                                Per Share Total
                                                                --------- -----
Initial public offering price..................................
Underwriting discount..........................................
Proceeds, before expenses, to Palm.............................

  To the extent that the underwriters sell more than 23,000,000 shares of the common stock, the underwriters have the option to purchase up to an additional 3,450,000 shares from Palm at the initial public offering price less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares in New York, New York on , 2000.

Goldman, Sachs & Co.                                  Morgan Stanley Dean Witter

                              Merrill Lynch & Co.

                                                             Robertson Stephens


                                  ----------

                    Prospectus dated                , 2000.

         [Blue Palm logo with small picture of Palm V handheld device]

 "Simply Palm. In all aspects of our business we strive to create solutions that are simple and intuitive to use, elegant in their design and truly useful in their function. These are the ideas that are driving our company to create a world class brand. Example: Palm V handheld."

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our historical consolidated financial statements and notes to those statements included elsewhere in this prospectus.

                                      PALM

  We are the leading global provider of handheld computing devices. We develop, design and market our Palm-branded handheld devices, which currently include our Palm III, Palm V and Internet-enabled Palm VII product families. According to International Data Corporation, in 1998 we had a 68% market share of the worldwide personal companion handheld device market, which International Data Corporation defines as small, pocket-sized devices that feature pen-based input and allow users to automatically copy and conform, or synchronize, information between the device and a personal computer. We believe our emphasis on simplicity, elegance and ease of use and our focus on consumer needs have contributed to our success to date. Our devices have also won numerous awards, including Business Week's "Design of the Decade--Gold Award" and PC Computing's Most Valuable Product award for "Best Pocket PC" in 1999. We intend to build on our global market leadership in handheld computing devices through continued innovation and focus on addressing customer needs.

  The Palm operating system and related software, which we refer to as our Palm platform, have been the cornerstone of our success in the handheld device market. The Palm platform combines the distinctive look, feel and ease of use of our Palm OS operating system with HotSync technology that enables users to synchronize information between a Palm device and a personal computer, pen-based input technology and personal information management applications such as datebook and address book. Our Palm VII product also includes web-clipping software that allows Internet content providers and users to send and receive information via the Internet in a format optimized for handheld devices. In addition to including the Palm platform in our Palm-branded devices, we license the Palm platform to manufacturers of information appliances, which we define as handheld devices that enable users to access and manage information. Most recently, Nokia and Sony agreed to license the Palm platform for use in their future products. We intend to establish our Palm platform as the leading operating system in the rapidly converging markets of handheld computing devices, information appliances, mobile phones and handheld entertainment devices.

  We have also established a wireless Internet access service, Palm.net, which supports the Palm VII device and generates revenue from monthly subscription fees. Palm.net subscribers can obtain wireless access to information such as real-time stock quotes, news headlines and airline flight schedules. In addition, our Palm.net service enables mobile users to access an increasing array of enterprise data and applications. We have also developed our Palm.com website, which is emerging as an important destination site for our customers, users and developer community. As part of our Internet strategy, we are expanding our Internet destination sites to provide new web-clipping applications and facilitate e-commerce.

  We believe that the continued adoption of handheld devices as well as our strategic focus on Palm platform licensing and Internet services present us with significant growth opportunities. We will continue our efforts to identify and respond to customer needs as handheld computing devices become more sophisticated, reach a broader customer base and become an increasingly important means of Internet access on a global basis.

  As of December 31, 1999, we had sold over 5.5 million Palm devices worldwide. As of December 31, 1999, more than 33,000 third-party developers had registered to create applications based on the Palm platform. Our revenues have increased from approximately $1 million in fiscal 1995 to $564 million in fiscal 1999. We outsource the manufacturing of all of our devices to Manufacturers' Services Limited and Flextronics.

                           OUR RELATIONSHIP WITH 3COM

  We are currently a wholly-owned subsidiary of 3Com Corporation. After the completion of this offering and the private placements, 3Com will own approximately 93.3% of the outstanding shares of our common stock, or approximately 92.8% if the underwriters fully exercise their option to purchase additional shares. 3Com currently plans to complete its divestiture of Palm approximately six months following this offering by distributing all of the shares of Palm common stock owned by 3Com to the holders of 3Com's common stock. However, 3Com is not obligated to complete the distribution, and the distribution may not occur by the anticipated time or at all.

  3Com will, in its sole discretion, determine the timing, structure and all terms of its distribution of our common stock that it owns. 3Com's distribution is subject to receiving a private letter ruling from the Internal Revenue Service that the distribution of its shares of Palm common stock to 3Com stockholders will be tax-free to the stockholders and that our separation from 3Com qualifies as a reorganization for United States federal income tax purposes.

  Prior to the completion of this offering, we will enter into agreements with 3Com related to the separation of our business operations from 3Com. These agreements provide for, among other things:

  . the transfer from 3Com to us of assets and the assumption by us of liabilities relating to our business;

  .  the allocation of intellectual property between us and 3Com; and

  .  various interim and ongoing relationships between us and 3Com.

  The agreements regarding the separation of our business operations from 3Com are described more fully in the section entitled "Arrangements Between Palm and 3Com" included elsewhere in this prospectus. The terms of these agreements, which are being negotiated in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Related To Our Separation From 3Com." The assets and liabilities to be transferred to us are described more fully in our consolidated financial statements and notes to those statements that are also included elsewhere in this prospectus.

                         CONCURRENT PRIVATE PLACEMENTS

  America Online, Inc., Motorola, Inc. and Nokia have agreed to purchase from us shares of our common stock in private placements that will occur concurrently with the closing of this offering. These investors will pay a per share purchase price for this common stock equal to the initial public offering price in this offering. Based on an assumed public offering price of $15.00, America Online will purchase 5,333,333 shares, Motorola will purchase 4,333,334 shares and Nokia will purchase 5,333,333 shares of our common stock.

                                  THE OFFERING

Common stock offered.......................  23,000,000 shares
Common stock to be outstanding immediately
 after this offering and the private
 placements................................  570,000,000 shares
Common stock to be held by 3Com immediately
 after this offering and the private
 placements................................  532,000,000 shares
Use of proceeds............................  For payment of a dividend of at least
                                             $50 million to 3Com, repayment of our
                                             intercompany payable to 3Com, which was
                                             approximately $58 million as of November
                                             26, 1999, capital expenditures, marketing
                                             expenses, working capital and potential
                                             investments in, or acquisitions of, other
                                             businesses or technologies.
Nasdaq Stock Market symbol.................  PALM

  This information is based on 532,000,000 shares outstanding immediately prior to this offering and the private placements, all of which are owned by 3Com. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 3,450,000 shares of common stock that the underwriters have the option to purchase. If the underwriters exercise in full their option to purchase additional shares, 573,450,000 shares of common stock will be outstanding after this offering and the private placements.

  The number of shares of our common stock to be outstanding immediately after this offering listed above does not take into account approximately 25,500,000 shares of our common stock reserved for issuance under our stock plans, of which no options to purchase shares have been granted as of January 27, 2000, but does include an aggregate of 15,000,000 shares to be issued to America Online, Motorola and Nokia in private placements concurrently with the closing of this offering. In addition, we will assume substantially all of the 3Com options held by our employees on the date 3Com distributes our common stock, which options will convert into options to purchase our common stock.

  We were incorporated in California in January 1992 as Palm Computing, Inc. In connection with this offering and our separation from 3Com, we intend to reincorporate in Delaware and change our name to Palm, Inc. We were acquired by 3Com in June 1997 as part of 3Com's acquisition of U.S. Robotics Corporation. We had been acquired by U.S. Robotics in September 1995. From June 1997 to the time of this offering, we have been operated as a wholly-owned subsidiary of 3Com. Our principal executive offices are located at 5400 Bayfront Plaza, Santa Clara, California 95052-8145, and our telephone number is (408) 326-5000. Our websites are http://www.palm.com and http://www.palm.net. The information on these websites is not a part of this prospectus.

  In this prospectus, "Palm," "we," "us" and "our" each refers to Palm, Inc. and its subsidiaries, and not to the underwriters or 3Com. "3Com" refers to 3Com Corporation and its subsidiaries.

  Palm, our logo and other trademarks of Palm mentioned in this prospectus are the property of Palm. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following tables present our summary consolidated financial data. The data presented in these tables are from "Selected Consolidated Financial Data" and our historical consolidated financial statements and notes to those statements included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here.

  The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                          Years Ended                    Six Months Ended
                          ---------------------------------------------- -----------------
                          June 30,  May 26,  May 25,   May 31,  May 28,  Nov. 27, Nov. 26,
                          1995(1)   1996(2)    1997      1998     1999     1998     1999
                          --------  -------  --------  -------- -------- -------- --------
                                    (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Revenues................  $ 1,403   $ 7,054  $114,157  $272,137 $563,525 $263,302 $435,060
Gross profit............    1,229     2,575    36,472   114,388  247,909  116,015  188,718
Operating income
 (loss).................   (2,231)   (6,777)  (13,513)    6,461   48,339   26,389   36,745
Net income (loss).......   (2,166)   (3,062)   (7,862)    4,171   29,628   16,187   22,520
Basic and diluted net
 income (loss) per
 share..................  $    --   $ (.01)  $  (.01)  $    .01 $    .06 $    .03 $    .04
Shares used in computing
 basic and diluted net
 income (loss) per
 share..................  532,000   532,000   532,000   532,000  532,000  532,000  532,000
Unaudited pro forma
 basic and diluted net
 income per share(3)....                                        $    .06          $    .04
Shares used in computing
 unaudited pro forma
 basic and diluted net
 income per share(3)....                                         535,585           535,585

                                                              Nov. 26, 1999
                                                         -----------------------
                                                                    Pro Forma
                                                          Actual  As Adjusted(4)
                                                         -------- --------------
                                                             (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents............................... $ 29,568    $467,376
Working capital.........................................    3,765     415,162
Total assets............................................  247,369     555,451
Payable to 3Com Corporation.............................   57,935          --
Stockholder's net investment............................   26,431     437,828

-------
Notes:
(1) Our fiscal year end was June 30 prior to our acquisition by U.S. Robotics.
(2) Fiscal 1996 includes only eleven months of operating results.
(3) Pro forma basic and diluted net income per share amounts are calculated using the common shares outstanding prior to the offering of 532,000,000 shares plus the 3,585,431 shares of common stock whose proceeds will be used to pay an assumed $50 million dividend to 3Com, based on an assumed initial public offering price of $15.00, reduced by the estimated per share offering costs.
(4) Pro forma as adjusted amounts give effect to the following actions as though these actions had been taken as of November 26, 1999:
  . our sale of 23,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and estimated offering expenses payable by us;
  . our sale of 15,000,000 shares of common stock to America Online, Motorola and Nokia concurrently with the closing of this offering at an assumed offering price of $15.00 per share;
  . for administrative convenience, 3Com intends to retain most of our accounts receivable and accounts payable at the time of our separation; accordingly, such accounts receivable and accounts payable are excluded from our pro forma balance sheet as of November 26, 1999;
  . payment of a dividend to 3Com of an assumed $50 million; and . repayment of an intercompany payable to 3Com, which was approximately $58 million at November 26, 1999.

                                  RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock.

                         Risks Related to Our Business

If we fail to develop and introduce new products and services rapidly and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer.

  We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products and services that our customers and end users choose to buy. If we are unsuccessful at developing and introducing new products and services that are appealing to end users, our business and operating results would be seriously harmed because we would not be able to compete effectively and our ability to generate revenues would suffer.

  The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. If we fail to anticipate our end users' needs and technological trends accurately or are otherwise unable to complete the development of products and services quickly, we will be unable to introduce new products and services into the market on a timely basis, if at all. For example, our most recently introduced handheld device product, the Palm VII device, took more than two years to develop. In addition, because the Palm VII device requires Internet services and applications to support it, we must also continue to develop new services to maintain and broaden its user appeal.

  Because the sales and marketing life cycle of our handheld devices is generally 12 to 18 months or less, we must:

  . continue to develop updates to our Palm platform, new handheld devices and new Internet services, or our existing products and services will quickly become obsolete;

  . manage the timing of new product introductions so that we minimize the impact of customers delaying purchases of existing products in anticipation of new product releases;

  . manage the levels of existing and older product and component inventories to minimize inventory write-offs; and

  . adjust the prices of our existing products in order to increase customer demand for these products.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our handheld devices or we could have costly excess production or inventories.

  Historically, we have seen steady increases in demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple handheld device products and as competition in the market for our products intensifies. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

  . If demand increases beyond what we forecast, we would have to rapidly increase production at our third-party manufacturers. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we are able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices as fast as we need them. The inability of either our manufacturers or our suppliers to increase production rapidly enough could cause us to fail to meet customer demand.

  . Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower our margins.

  . If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and failure to meet some minimum purchase commitments, each of which could result in lower margins.

Our quarterly operating results are subject to fluctuations and seasonality, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

  Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock would likely decline. Factors that may cause fluctuations in our operating results include the following:

  . Seasonality. Historically, our revenues have usually been weaker in the first and third quarters of each fiscal year and have, from time to time, been lower than the preceding quarter. This weakness is due to the fact that our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. As our licensing revenues grow, we expect that they will contribute to the fluctuations in our quarterly results because the products offered by our licensees are also primarily consumer-oriented. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

  . Increases in Operating Expenses. As we expand our operations, we expect that our operating expenses, particularly our sales, marketing and research and development costs, will continue to increase. We also expect to make significant expenditures, including using a portion of the proceeds from this offering, to expand our Internet services through increased marketing activities and investments in network expansion related to our subscription-based Internet access service. These Internet services expenditures as well as a significant portion of our sales, marketing and research and development costs are fixed, at least in the short term. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be negatively affected. In addition, we will add new fixed costs to build an independent business and administration infrastructure after we separate from 3Com. Over the next several quarters we expect expenses to grow more rapidly than revenues, which will hurt our quarterly operating results.

  . Product Mix. Our profit margins differ among the handheld device, Palm platform licensing and Internet services parts of our business. In addition, the product mix of our device sales affects profit margins in any particular quarter. As our business evolves and the mix of revenues from devices, licenses and services varies from quarter to quarter, our operating results will likely fluctuate.

  . New Product Introductions. As we introduce new products and services, the timing of these introductions will affect our quarterly operating results. We may have difficulty predicting the timing of new product and service introductions and the user acceptance of these new products and services. If products and services are introduced earlier or later than anticipated, or if user acceptance is unexpectedly high or low, our quarterly operating results may fluctuate unexpectedly. In addition, we typically increase sales and marketing expenses to support new product introductions.

  . Use of Purchase Orders with Customers. We rely on one-time purchase orders rather than long-term contracts with our distributor customers. Because we cannot predict with certainty incoming purchase orders, decreases in orders or failure to fulfill orders may cause our operating results to fluctuate.

We rely on third-party manufacturers to produce our handheld devices, and our reputation and results of operations could be adversely affected by our inability to control their operations.

  We outsource all of our manufacturing to Manufacturers' Services Limited and Flextronics. We depend on these third-party manufacturers to produce sufficient volume of our products in a timely fashion and at satisfactory quality levels. If our third-party manufacturers fail to produce quality products on time and in sufficient quantities, our reputation and results of operations would suffer. We depend on Flextronics to manufacture some of our device products at its facilities in Mexico, California and Malaysia, and the rest of our device products are manufactured by Manufacturers' Services Limited at its Utah facility. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our handheld devices. Our reliance on third parties exposes us to the following risks outside our control:

  .  unexpected increases in manufacturing costs;

  . interruptions in shipments if one of our manufacturers is unable to complete production;

  .  inability to control quality of finished device products;

  .  inability to control delivery schedules;

  .  unpredictability of manufacturing yield;

  .  potential lack of adequate capacity; and

  .  potential inability to secure adequate volumes of components.

  We began working with Manufacturers' Services Limited when it purchased 3Com's Utah facility in November 1999. As a result, we have not had significant working experience with Manufacturers' Service Limited. If we are unable to manage our relationship with Manufacturers' Services Limited successfully, our ability to manufacture our products would be harmed and our results of operations would suffer.

  We do not have a manufacturing agreement with Flextronics, upon whom we rely to manufacture a significant number of our device products. We presently order our products on a purchase order basis from Flextronics. The absence of a manufacturing agreement means that, with little or no notice, Flextronics could refuse to continue to manufacture all or some of the units of our devices that we require or change the terms under which it manufactures our device products. If Flextronics were to stop manufacturing our devices, we may be unable to replace the lost manufacturing capacity on a timely basis and our results of operations could be harmed. In addition, if Flextronics were to change the terms under which they manufacture for us, our manufacturing costs could increase and our profitability could suffer.

We depend on our suppliers, many of which are the sole source for our components, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available.

  Our products contain components, including liquid crystal displays, touch panels, memory chips and microprocessors, that are procured from a variety of suppliers. The cost, quality and availability of components are essential to the successful production and sale of our device products. In particular, some components, such as displays, power supply integrated circuits, digital signal processors, Motorola microprocessors, crystals and several radio frequency and discrete components, come from sole or single source suppliers. Alternative sources are not currently available for these sole and single source components. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our handheld computing device products would be seriously harmed. In addition, because we rely on one-time purchase orders with our suppliers, including our sole and single source suppliers, we cannot predict with certainty our ability to procure components in the longer term. For example, we recently had to modify the design of our Palm VII device as a result of our inability to obtain adequate supplies of the radio crystals that our original design required because of limited supply and unexpectedly high demand from cellular telephone manufacturers. We are also aware of a current shortage in the availability of memory chips, and we have modified the design of our Palm VII device because of this shortage. If either the shortage in radio crystals or memory chips or any other key component persists or worsens, we will likely not be able to deliver sufficient quantities of our products to satisfy demand.

We do not know if the Palm platform licensing and Internet services parts of our business will be able to generate significant revenue in the future, and we will continue to rely on our handheld device products as the primary source of our revenue for the foreseeable future.

  Our future growth and a significant portion of our future revenue depend on the commercial success of our Palm handheld devices, which comprise the primary product line that we currently offer. Palm handheld devices accounted for approximately 99% of our revenues in the six months ended November 26, 1999. We expanded our Palm platform licensing and Internet services parts of our business only recently, and these parts of our business have not yet generated a material portion of our revenues. If revenues from our device business do not grow, our other business activities will not be able to compensate for this shortfall.

A significant portion of our revenues currently comes from a small number of distributors, and any decrease in revenues from these distributors could harm our results of operations.

  A significant portion of our revenues comes from only a small number of distributors. Ingram Micro represented approximately 34% of our revenues in the six months ended November 26, 1999 and 24% of our revenues in fiscal 1999. Tech Data represented approximately 8% of our revenues in the six months ended November 26, 1999 and 14% of our revenues in fiscal 1999. We expect that the majority of our revenues will continue to depend on sales of our handheld devices to a small number of distributors. Any downturn in the business of these customers could seriously harm our revenues and results of operations.

We rely on distributors, retailers and resellers to sell our products, and disruptions to these channels would adversely affect our ability to generate revenues from the sale of our handheld devices.

  Because we sell a significant portion of our products to distributors, retailers and resellers, we are subject to many risks, including risks related to their inventory levels and support for our products. The products we sell to distributors and retailers accounted for approximately 89% of our revenues in the six months ended November 26, 1999 and 88% of our revenues in fiscal 1999. Our distributors, retailers and resellers maintain significant levels of our products in their inventories. If distributors, retailers and resellers attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. If we reduce the prices of our products to these customers, we may have to compensate them for the difference between the higher price they paid to buy their inventory and the new lower prices. In addition, like other manufacturers, we are exposed to the risk of product returns from distributors, either through their exercise of contractual return rights or as a result of our strategic interest in assisting distributors in balancing inventories.

  Our distributors, retailers and resellers also sell products offered by our competitors. If our competitors offer our distributors, retailers and resellers more favorable terms, those distributors, retailers and resellers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors, retailers and resellers. Further, distributors, retailers and resellers may not recommend, or continue to recommend, our products. If we are unable to maintain successful relationships with distributors, retailers and resellers or to expand our distribution channels, our business will suffer.

  We believe our distributors, retailers and resellers are experiencing heightened competition from Internet-based suppliers that distribute directly to end-user customers. We also sell our products directly to end-user customers from our Palm.com website. These actions could cause conflict among our channels of distribution, which could seriously harm our revenues and results of operations.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

  We compete in the handheld device, operating system software and Internet services markets. The markets for these products and services are highly competitive and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than us to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

  . Our handheld computing device products compete with a variety of smart handheld devices, including keyboard-based devices, sub-notebook computers, smart phones and two-way pagers. Our principal competitors include Casio, Compaq, Hewlett-Packard, Psion, Sharp and Palm platform licensees such as TRG and Handspring, which was formed by two of our original founders.

  . Our Palm platform competes primarily with operating systems such as Microsoft's Windows CE for palm-sized personal computers and Symbian's EPOC for wireless devices.

  . Our Internet services compete with a variety of alternative technologies and services, such as those based on different industry standards for wireless Internet access, information appliances that provide Internet connectivity and other traditional and developing methods.

  We expect our competitors to continue to improve the performance of their current products and services and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce the sales and market acceptance of our products and services, cause intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

If we fail to effectively respond to competition from products introduced by licensees of our Palm platform or if our licensees fail to sell products based on the Palm platform, our results of operations may suffer as the revenues we receive from license fees may not compensate for the loss of revenues from our device products.

  The success of our business depends on both the sale of handheld device products and the licensing of our Palm platform. However, licensees of our Palm platform offer products that compete directly or indirectly with our handheld computing devices. For example, licensees such as Nokia, Sony or QUALCOMM may use our Palm platform in devices such as mobile phones or other similar products that can compete indirectly with our handheld devices. In addition, while we expect to receive licensing revenue from Handspring and TRG, our device products compete directly for users and distributors with their devices. If revenues from our handheld devices suffer because of competition from licensees of our Palm platform, our results of operations would suffer and our ability to implement our business model would be seriously challenged. In addition, our licensees may not be successful in selling products based on the Palm platform, which could harm our business and results of operations.

Our Palm platform and handheld devices may contain errors or defects, which could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

  Our Palm platform and our devices are complex and must meet stringent user requirements. We must develop our software and hardware products quickly to keep pace with the rapidly changing handheld device market. Products and services as sophisticated as ours are likely to contain undetected errors or defects, especially when first introduced or when new models or versions are released. We have in the past experienced delays in releasing some models and versions of our products until problems were corrected. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Any of these results could harm our business.

If we fail to manage expansion effectively, we may not be able to successfully manage our business, which could cause us to fail to meet our customer demand or to attract new customers.

   Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our shipments and headcount substantially. Our handheld device shipments grew from approximately 461,000 units in fiscal 1997 to approximately 2 million units in fiscal 1999. At December 31, 1997, we had a total of approximately 220 employees and at December 31, 1999, we had a total of approximately 652 employees. In addition, we plan to continue to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources.

  We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures. For example, we intend to implement an enterprise-wide supply chain management system that we anticipate will cost up to $7 million to implement. If we experience delays or cost overruns in implementing this system or if this system is not as effective as we anticipate, we could experience significant difficulties in managing our supply chain. While we are currently implementing stand-alone versions of most of the transaction processing systems historically used by 3Com, we may decide to purchase new systems in the future that more closely match our business needs and incur significant additional expenses in connection with those systems. In addition, we will need to continue to expand, train and manage our work force worldwide.

Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties. In particular, after our separation from 3Com, we will have to implement a new administrative and managerial infrastructure. Our future success depends on the implementation of this infrastructure.

The market for the delivery of Internet services through handheld devices is new and rapidly evolving, and our business and our ability to generate revenues from our handheld devices, Palm platform or Internet services could suffer if this market does not develop or we fail to address this market effectively.

  The market for the delivery of Internet services through handheld devices is new and rapidly evolving. In addition, our Internet services strategy has been developed only recently, and we must continue to adapt it to compete in the rapidly evolving Internet services market. We only recently introduced our Palm.net service, a subscription-based wireless access service that enables Palm VII users to access web-clipped content on the Internet. Other competitors have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet services through handheld devices. We cannot assure you that individuals currently using competing products to access the Internet remotely, such as portable personal computers and wireless telephones, will widely adopt handheld devices as a means of accessing Internet services. Accordingly, it is extremely difficult to predict which products will be successful in this market or the future size and growth of this market. In addition, given the limited history and rapidly evolving nature of this market, we cannot predict the price that wireless subscribers will be willing to pay for these products and services. These risks could affect our ability to support the Palm.net service on a large scale and price the service at a level that produces expected returns.

We may not be able to deliver Internet access if our telecommunications carrier raises its rates, discontinues doing business with us or does not deliver acceptable service.

  The future success of our Internet services business substantially depends on the capacity, affordability, reliability and security of our telecommunications networks. Only a small number of telecommunications providers offer the network services we require. We currently rely on BellSouth to provide all of our Palm VII wireless network services pursuant to an agreement. Our agreement with BellSouth permits each party to terminate the agreement on an annual basis. If BellSouth failed to provide us with service at rates acceptable to us or at all, we may not be able to provide Internet access to our users. In addition, our Palm VII products are configured around the frequency standard used by BellSouth. If we needed to switch to another telecommunications carrier, we would have to redesign significant portions of our software and hardware to permit transmission on a different frequency and service to users of existing Palm VII products would be disrupted. If we were required to redesign these elements, our Internet services part of our business could be adversely affected. If BellSouth delivers unacceptable service, the quality of our Internet services would suffer and we would likely lose users who are dissatisfied with our service. In addition, BellSouth provides service only in the continental United States. We intend to expand our network services to support Internet services internationally, but doing so will require us to enter into new relationships with telecommunications providers abroad. Many international telecommunications providers use different standards and transmit data on different frequencies than BellSouth, which will require us to redesign significant portions of our software and hardware.

Our reputation and ability to generate revenues will be harmed if demand for our Internet services exceeds our telecommunications and network capacity.

  We may from time to time experience increases in our Internet services usage which exceed our available telecommunications capacity and the capacity of our third-party network servers. As a result, users may be unable to register or log on to our service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of our third-party network servers' networks. Inaccessibility, interruptions or other limitations on the ability to access our service due to excessive user demand, or any failure of our third-party network servers to handle user traffic, would have a material adverse effect on our reputation and our revenues.

We plan to expand our direct e-commerce operation, and our ability to generate revenues from our Internet services could be harmed if this operation is not successful.

  We may not be able to achieve any or all of the necessary components of a successful e-commerce operation. We intend to expand our Palm.com and Palm.net websites. This expansion will require additional expenditures, including the use of part of the proceeds of this offering. These expenditures are anticipated to exceed revenues from these services over the next few years. We have little experience in implementing or operating a direct e-commerce business, and if we are not successful in operating it or in successfully managing our current sales channels alongside our direct e-commerce channel, our business and financial condition could be materially harmed.

Our Internet services business prospects could suffer if the Internet does not continue to grow as a medium for interactive content and services.

  Our future success depends in part on the continued growth and reliance by consumers and businesses on the Internet, particularly in the market for Internet services and networking of handheld computing devices. Use and growth of the Internet will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet. The use and growth of the Internet will also depend on the number and quality of products and services designed for use on the Internet. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand. Internet use patterns may decline as the novelty of the medium recedes.

  The rapid rise in the number of Internet users and the growth of electronic commerce and applications for the Internet has placed increasing strains on the Internet's communications and transmission infrastructure. This could lead to significant deterioration in transmission speeds and the reliability of the Internet as a commercial medium and could reduce the use of the Internet by businesses and individuals. The Internet may not be able to support the demands placed upon it by this continued growth. Any failure of the Internet to support growth due to inadequate infrastructure or for any other reason would seriously limit its development as a viable source of commercial and interactive content and services. This could impair the development and acceptance of our Internet services which could in turn harm our business prospects.

If the security of our websites is compromised, our reputation could suffer and customers may not be willing to use our Internet services, which could cause our revenues to decline.

  A significant barrier to widespread use of electronic commerce sites, such as our Palm.com site, and network services sites, such as our Palm.net site, is concern for the security of confidential information transmitted over public networks. Despite our efforts to protect the integrity of our Palm.com and Palm.net sites, a party may be able to circumvent our security measures and could misappropriate proprietary information or cause interruptions in our operations and damage our reputation. Any such action could negatively affect our customers' willingness to engage in online commerce with us. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.

We may not be able to maintain and expand our business if we are not able to retain, hire and integrate sufficient qualified personnel.

  Our future success depends partly on the continued contribution of our key executive, technical, sales, marketing, manufacturing and administrative personnel. It also depends on our ability to expand, integrate and retain our management team after our separation from 3Com. Many members of our senior management have been with the business only a short time. In particular, our Chief Executive Officer has only been employed with us since December 1999 and we have only limited experience under his leadership. In addition, recruiting and retaining skilled personnel, including software and hardware engineers, is highly competitive. If we fail to retain, hire and integrate qualified employees and contractors, we will not be able to maintain and expand our business.

Third parties have claimed and may claim in the future we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

  In the course of our business, we frequently receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. We evaluate the validity and applicability of these intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies in our products. Third parties may claim that we or our customers or Palm platform licensees are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights and require a license to use those rights. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Moreover, in connection with future intellectual property infringement claims, we will not have the benefit of asserting counterclaims based on 3Com's intellectual property portfolio, and we will not be able to offer licenses to 3Com's intellectual property rights in order to resolve claims.

  Xerox Corporation has filed suit against us alleging willful infringement of a Xerox United States patent relating to computerized interpretation of handwriting. See "Business--Legal Proceedings" for a description of the matter. In particular, an adverse determination in the Xerox litigation could subject us to substantial damages and require us to indemnify our customers and licensees for damages that they may suffer. Moreover, if there is an adverse determination, a license may be necessary to continue using the Grafitti script recognition software in our Palm devices and Palm platform. A license may not be available at all or on terms acceptable to us. If upon an adverse determination we were unable to obtain a license on terms acceptable to us, we could be required to modify our script recognition software or license alternative script recognition software from third parties for inclusion in our Palm devices and our Palm platform.

  WaveWare Communications, Inc. has filed suit against us alleging, among other things, breach of contract, fraud and deceit and misappropriation of trade secrets. We are in the preliminary stages of investigating the allegations contained in the suit, and we have not yet responded to the complaint. See "Business--Legal Proceedings" for a description of this matter. An adverse determination in this litigation could subject us to substantial damages and require us to obtain a license from WaveWare or to modify our software. A license may not be available at all or on terms acceptable to us.

  Telxon Corporation and Penright! Corporation have filed suit against us alleging copyright infringement, unfair competition and theft of trade secrets and seeking damages and to enjoin the sale of our Palm OS operating system. We are in the preliminary stages of investigating the allegations contained in the suit, and we have not yet responded to the complaint. See "Business--Legal Proceedings" for a description of this matter. An adverse determination in this litigation could subject us to substantial damages and require us to obtain a license to continue using our Palm OS operating system or to modify our software. A license may not be available at all or on terms acceptable to us.

  In connection with our separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, we will indemnify and hold 3Com harmless for any damages or losses which may arise out of the Xerox, WaveWare and Telxon and Penright! suits.

  Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements or indemnify our Palm platform licensees. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of our products.

  We often rely on licenses of intellectual property for use in our business. We cannot assure you that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may deteriorate after our separation from 3Com.

If third parties infringe our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury.

  Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our operating results.

  Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

  We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

  Over the last twelve months, there have been several thefts of computer equipment from us and our employees. This computer equipment has contained proprietary information. We have formulated a security plan to reduce the risk of any future thefts and have cooperated with state and federal law enforcement officials in an investigation of past incidents. We may not be successful in preventing future thefts, or in preventing those responsible for past thefts from using our technology to produce competing products. The unauthorized use of Palm technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

  Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will represent an increasing portion of our total revenue. In addition, two of the facilities where our devices are manufactured are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

  .  changes in foreign currency exchange rates;

  . changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

  .  trade protection measures and import or export licensing requirements;

  .  potentially negative consequences from changes in tax laws;

  .  difficulty in managing widespread sales and manufacturing operations;
     and

  .  less effective protection of intellectual property.

We intend to pursue strategic acquisitions and we may not be able to successfully manage our operations if we fail to successfully integrate acquired businesses.

  We often evaluate acquisition opportunities that could provide us with additional product or services offerings or additional industry expertise. Any future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management's attention away from other business issues and opportunities and amortization of acquired intangible assets. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. Our management has had limited experience in assimilating acquired organizations and products into our operations. We may not successfully integrate any operations, personnel or products that we may acquire in the future. If we fail to successfully integrate acquisitions, our business could be materially harmed.

Potential year 2000 problems associated with our products, our internal systems or the products of our suppliers and customers could harm our reputation or cause us to make expenditures to fix the problems.

  Many currently installed computer systems and software were written to accept and process only two digit entry codes for the year when storing dates. Beginning with the year 2000, these entry codes will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and products may need to be upgraded to solve this problem to avoid incorrect or lost data. To date we have not experienced any material problems attributable to the inability to recognize dates beginning with the year 2000 in our products or internal systems. It is possible that our current products contain undetected errors or defects associated with year 2000 date functions that may result in material costs or liabilities to us in the future. Although we believe the products we are currently offering are year 2000 ready, the first generation of our handheld device product, which is no longer being sold, does not properly display the European date format. We released a downloadable software patch to fix this problem. If any of our products experienced a material year 2000 error, we could have increased warranty costs, customer satisfaction issues, litigation or other material costs or liabilities. We have relied on 3Com to address any year 2000 readiness issues in the internal and external systems we currently use. If 3Com's year 2000 readiness preparations are insufficient, we may be required to bear the costs of upgrading or replacing any systems after our separation from 3Com. In addition, if we experienced a material year 2000 related failure, we could experience delays in our ability to manufacture and ship products and deliver services, disruptions in our customer service and technical support facilities and interruptions of customer access to our online products and services. We cannot assure you that all year 2000 problems have been identified or corrected in time to prevent serious harm to us. In addition, we have relied on assurances from third parties, including our suppliers and manufacturers in the United States and abroad and our wireless telecommunications network provider, BellSouth, that they and the products and services they supply are year 2000 compliant. We have not independently verified these assurances in many cases, and any failure of these third-party products and services to be year 2000 compliant could harm us. There is a risk that our users could initiate litigation against us for damages arising from our products that are not year 2000 compliant. Year 2000 issues could harm our future results of operations, cash flows or financial condition.

                   Risks Related to Our Separation from 3Com

We currently use 3Com's operational and administrative infrastructure, and our ability to satisfy our customers and operate our business will suffer if we do not develop our own infrastructure quickly and cost-effectively.

  We currently use 3Com's systems to support our operations, including systems to manage inventory, order processing, human resources, shipping, accounting, payroll and internal computing operations. Many of these systems are proprietary to 3Com and are very complex. These systems have been modified, and are in the process of being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

  We are in the process of creating our own systems to replace 3Com's systems. We may not be successful in implementing these systems and transitioning data from 3Com's systems to ours.

  Any failure or significant downtime in 3Com's or our own information systems could prevent us from taking customer orders, shipping products or billing customers and could harm our business. In addition, 3Com's and our information systems require the services of employees with extensive knowledge of these information systems and the business environment in which we operate. In order to successfully implement and operate our systems, we must be able to attract and retain a significant number of highly skilled employees. If we fail to attract and retain the highly skilled personnel required to implement, maintain, and operate our information systems, our business could suffer.

  In addition, we currently have office space in 3Com's Santa Clara campus. We have entered into arrangements with 3Com to lease these facilities under a lease that is terminable with six months notice beginning in July 2001 and expires in July 2002. After this transition period, we will need to find alternative facilities. If we fail to find replacement facilities in a timely fashion, our business will be harmed.

Our stock price may decline and we will not be able to operate our business without 3Com's control if 3Com does not complete its distribution of our common stock.

  3Com currently intends that, subject to obtaining approval by the 3Com board of directors and a ruling from the Internal Revenue Service that the distribution will be tax-free to 3Com stockholders and that our separation from 3Com qualifies as a reorganization, it will distribute to its stockholders all of our common stock that it owns approximately six months after this offering, although it is not obligated to do so. This distribution may not occur by that time or at all. At the time of this offering, we will not know what the ruling from the Internal Revenue Service regarding the tax treatment of the separation and the distribution will be. If 3Com does not receive a favorable tax ruling, it is not likely to make the distribution in the expected time frame or at all. In addition, until this distribution occurs, the risks discussed below relating to 3Com's control of us and the potential business conflicts of interest between 3Com and us will continue to be relevant to our stockholders. If the distribution is delayed or not completed at all, the liquidity of our shares in the market will be severely constrained unless and until 3Com elects to sell some of its significant ownership. There are no limits on these sales and the sale or potential sale by 3Com could adversely affect market prices. In addition, because of the limited liquidity until the distribution occurs, relatively small trades of our stock will have a disproportionate effect on our stock price. Also, if 3Com does not distribute its shares, we will face significant difficulty hiring and retaining key personnel, many of whom are attracted by the potential of operating our business as a fully independent entity.

We will be controlled by 3Com as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

  After the completion of this offering and the private placements to America Online, Motorola and Nokia, 3Com will own approximately 93.3% of our outstanding common stock, or approximately 92.8% if the underwriters exercise in full their option to purchase additional shares. As long as 3Com owns a majority of our outstanding common stock, 3Com will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the 3Com stockholders. As a result, 3Com will control all matters affecting us, including:

  . the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

  . the allocation of business opportunities that may be suitable for us and 3Com;

  . any determinations with respect to mergers or other business combinations;

  .  our acquisition or disposition of assets;

  .  our financing;

  .  changes to the agreements providing for our separation from 3Com;

  .  the payment of dividends on our common stock; and

  .  determinations with respect to our tax returns.

  3Com is not prohibited from selling a controlling interest in us to a third party.

Our historical financial information may not be representative of our results as a separate company.

  Our consolidated financial statements have been carved out from the consolidated financial statements of 3Com using the historical results of operations and historical bases of the assets and liabilities of the 3Com handheld computing business that we comprise. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. 3Com did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. Our costs and expenses include allocations from 3Com for centralized corporate services and infrastructure costs, including:

  .  legal;
  .  accounting;
  .  treasury;
  .  real estate;
  .  information technology;
  .  distribution;
  .  customer service;
  .  sales;
  .  marketing; and
  .  engineering.

These allocations have been determined on bases that 3Com and Palm considered to be reasonable reflections of the utilization of services provided to or the benefit received by Palm. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from 3Com, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from 3Com and increased costs associated with being a publicly traded, stand-alone company.

We will not be able to rely on 3Com to fund our future capital requirements, and financing from other sources may not be available on favorable terms or at all.

  In the past, our capital needs have been satisfied by 3Com. However, following our separation, 3Com will no longer provide funds to finance our working capital or other cash requirements. We cannot assure you that financing from other sources, if needed, will be available on favorable terms or at all.

  We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments and inventory and receivables management. We believe that the proceeds from this offering, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that 3Com could obtain.

We may have potential business conflicts of interest with 3Com with respect to our past and ongoing relationships and, because of 3Com's controlling ownership, we may not resolve these conflicts on the most favorable terms to us.

  Conflicts of interest may arise between 3Com and us in a number of areas relating to our past and ongoing relationships, including:

  . labor, tax, employee benefit, indemnification and other matters arising from our separation from 3Com;

  .  intellectual property matters;

  .  employee retention and recruiting;

  . sales or distributions by 3Com of all or any portion of its ownership interest in us;

  . the nature, quality and pricing of transitional services 3Com has agreed to provide us; and

  .  business opportunities that may be attractive to both 3Com and us.

  Nothing restricts 3Com from competing with us.

  We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with 3Com may be amended upon agreement between the parties. While we are controlled by 3Com, 3Com may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements.

Our directors and executive officers may have conflicts of interest because of their ownership of 3Com common stock.

  Many of our directors and executive officers have a substantial amount of their personal financial portfolios in 3Com common stock and options to purchase 3Com common stock. Their options to purchase 3Com common stock may not convert into options to purchase our common stock if the distribution does not occur. Ownership of 3Com common stock by our directors and officers after our separation from 3Com could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for 3Com and us.

If the transitional services being provided to us by 3Com are not sufficient to meet our needs, or if we are not able to replace these services after our agreements with 3Com expire, we will be unable to manage critical operational functions of our business.

  3Com has agreed to provide transitional services to us, including services related to:

  .  information technology systems;

  .  supply chain;

  .  human resources administration;

  .  product order administration;

  .  customer service;

  .  buildings and facilities;

  .  treasury; and

  .  legal, finance and accounting.

  Although 3Com is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of 3Com, and we may not be able to obtain the same benefits. We will also lease and sublease office space from 3Com. These transitional service and leasing arrangements generally have a term of less than two years following the separation. After the expiration of these various arrangements, we may not be able to replace the transitional services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from 3Com.

  These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from 3Com. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

   Risks Related to the Securities Markets and Ownership of Our Common Stock

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

  3Com currently intends to distribute all of the 532,000,000 shares of our common stock it owns to 3Com stockholders approximately six months after this offering. Substantially all of these shares will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution, or by 3Com if the distribution does not occur. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock.

Our securities have no prior market, and we cannot assure you that our stock price will not decline after the offering.

  Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

  .  quarterly variations in our operating results;

  . changes in revenue or earnings estimates or publication of research reports by analysts;

  .  speculation in the press or investment community;

  . strategic actions by us or our competitors, such as acquisitions or restructurings;

  . actions by institutional stockholders or by 3Com prior to its distribution of our stock;

  .  general market conditions; and

  . domestic and international economic factors unrelated to our performance.

  The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

Provisions in our charter documents and Delaware law may delay or prevent acquisition of us, which could decrease the value of your shares.

  Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by 3Com. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Purchasers in this offering will experience immediate dilution in net tangible book value per share.

  Purchasers of our common stock in this offering and the America Online, Motorola and Nokia private placements will experience immediate dilution of $14.25 in net tangible book value per share.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in "Risk Factors", "Managements' Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in "Risk Factors" and elsewhere in this prospectus.

                            OUR SEPARATION FROM 3COM

Overview

  On September 13, 1999, 3Com announced its plan to make Palm, a wholly-owned subsidiary, into an independent, publicly-traded company focused on the handheld device industry. Until the completion of this offering, we will continue as a wholly-owned subsidiary of 3Com. We expect that the separation of our business from 3Com, including the transfer of related assets, liabilities and intellectual property rights, will be substantially completed before the completion of this offering.

 Benefits of the Separation

  We believe that we will realize benefits from our complete separation from 3Com, including the following:

    Greater Strategic Focus. In addition to the Palm handheld computing business, 3Com generates significant revenue from other lines of products, including switches, hubs, remote access systems, routers, network management software, network interface cards and modems. Our focus will be on developing businesses and strategic opportunities for handheld devices. This effort will be supported by our own board of directors, management team and employees.

    Increased Speed and Responsiveness. As a company smaller in size than 3Com, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than we could as a part of a larger organization. In addition, we expect to enhance our responsiveness to customers and partners.

    Better Incentives for Employees and Greater Accountability. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of the Palm business, which we expect to enhance our ability to attract and retain qualified personnel.

    More Direct Access to Capital Markets. As a separate company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

 Separation and Transitional Arrangements

  We and 3Com, and, in some cases, our respective subsidiaries, will enter into agreements providing for the separation of our businesses from 3Com, including a master separation and distribution agreement. These agreements generally provide for, among other things:

  . the transfer from 3Com to us of assets and the assumption by us of liabilities relating to our business;

  .  the allocation of intellectual property between us and 3Com; and

  .  various interim and ongoing relationships between us and 3Com.

The Distribution by 3Com of Our Common Stock

  After completion of this offering and the private placements, 3Com will own approximately 93.3% of the outstanding shares of our common stock, or approximately 92.8% if the underwriters fully exercise their option to purchase additional shares. 3Com currently plans to complete its divestiture of Palm approximately six months after this offering by distributing all of its shares of our common stock to the holders of 3Com's common stock. However, 3Com is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur.

  3Com has advised us that it would not complete the distribution if its board of directors determines that the distribution is no longer in the best interest of 3Com and its stockholders. 3Com has further advised us that it currently expects that the principal factors that it would consider in determining whether and when to complete the distribution include:

  .  the relative market prices of our common stock and 3Com's common stock;

  . the issuance by the Internal Revenue Service of a ruling that the distribution will be tax-free to 3Com stockholders and that the transaction will qualify as a reorganization for United States federal income tax purposes;

  . the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

  .  other conditions affecting our business or 3Com's business.

                                USE OF PROCEEDS

  We estimate that our net proceeds from this offering will be approximately $320.7 million, based on an assumed initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and estimated offering expenses payable by us. We estimate that our net proceeds from the private placements to America Online, Motorola and Nokia will be approximately $225 million, based on an assumed offering price of $15.00 per share. We intend to use the proceeds of this offering and the private placements for:

  . payment of a dividend to 3Com of at least $50 million, provided that if the aggregate estimated net proceeds of this offering and the private placements exceed $620 million, 3Com may elect to receive an additional dividend of up to 50% of the amount of the aggregate estimated net proceeds in excess of $620 million;

  . repayment of an intercompany payable to 3Com, which was approximately $58 million at November 26, 1999;

  . increased capital expenditures of approximately $25 million to support anticipated growth in operations, infrastructure for our wireless and Internet services and hardware and software for our information systems and personnel;

  . increased marketing expenses of approximately $30 million to establish our Palm brand;

  . replacing the working capital retained by 3Com and funding our increased working capital needs associated with revenue growth; and

  . potential investments in, or acquisitions of, other businesses or technologies.

                                DIVIDEND POLICY

  We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, other than the cash dividend to 3Com to be paid with a portion of the proceeds of this offering, we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of November 26, 1999. Our capitalization is presented:

  .  on an actual basis;

  . on a pro forma basis to give effect to the retention of most of our accounts receivable and accounts payable by 3Com at the time of our separation, as though such retention had occurred as of November 26, 1999, the declaration of a dividend payable to 3Com of $50 million; and

  . on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 23,000,000 shares of common stock in this offering and our sale of 15,000,000 shares in the private placements to America Online, Motorola and Nokia and the payment of the amounts payable to 3Com Corporation.

  You should read the information set forth below together with "Selected Consolidated Financial Data," our historical consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                     November 26, 1999
                               ------------------------------
                                                   Pro Forma
                               Actual  Pro Forma  As Adjusted
                               ------- ---------  -----------
                                      (in thousands)
Payable to 3Com
 Corporation(1)(2)............ $57,935 $ 107,935   $      --
                               ======= =========   =========
Stockholders' equity:
  Preferred stock............. $    -- $      --   $      --
  Common stock................      --        --         570
  Additional paid-in capital..      --        --     545,173
  3Com Corporation equity
   (deficiency)(1)............  26,395  (107,951)   (107,951)
  Accumulated other
   comprehensive income
   (loss).....................      36        36          36
                               ------- ---------   ---------
    Total stockholders' equity
     (deficiency)............. $26,431 $(107,915)  $ 437,828
                               ======= =========   =========
      Total capitalization.... $26,431 $(107,915)  $ 437,828
                               ======= =========   =========

--------
Notes:
(1) We intend to declare a dividend payable to 3Com of $50 million, provided that if the aggregate estimated net proceeds of this offering and the private placements exceed $620 million, 3Com may elect to receive an additional dividend of up to 50% of the amount of the aggregate estimated net proceeds in excess of $620 million. We intend to pay this dividend using a portion of the proceeds from this offering.
(2) We intend to repay our intercompany payable to 3Com, which was approximately $58 million as of November 26, 1999, using a portion of the proceeds of this offering.

                                    DILUTION

  Our net tangible book value at November 26, 1999 was approximately $14.6 million, or $.03 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth, which is total tangible assets less total liabilities after giving effect to the retention of most of our accounts receivable and accounts payable by 3Com at the time of our separation as though such retention had occurred as of November 26, 1999 and the payment to 3Com of an assumed dividend of $50 million, by the number of shares of common stock outstanding immediately before this offering and the private placements. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the private placements and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to the following:

  . our sale of 23,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and estimated offering expenses payable by us; and

  . our sale of 15,000,000 shares of common stock to America Online, Motorola and Nokia in private placements concurrently with the closing of this offering at an assumed offering price of $15.00 per share;

our pro forma as adjusted net tangible book value at November 26, 1999 would have been approximately $426.0 million, or $.75 per share. This represents an immediate increase in pro forma net tangible book value of $.98 per share to our existing stockholder and an immediate dilution in pro forma net tangible book value of $14.25 per share to new investors purchasing shares of common stock in this offering and the private placements. The following table illustrates this dilution per share:

Assumed initial public offering price per share..................        $15.00
  Pro forma net tangible book value per share as of November 26,
   1999.......................................................... $(.23)
  Increase in pro forma book value per share attributable to new
   investors (including the private placements)..................   .98
                                                                  -----
Pro forma, as adjusted, net tangible book value per share after
 this offering and the private placements........................           .75
                                                                         ------
Dilution in pro forma net tangible book value per share to new
 investors (including the private placements)....................        $14.25
                                                                         ======

  The discussion and table above assume no exercise of options outstanding under our 1999 Stock Plan and no issuance of shares reserved for future issuance under our 1999 Employee Stock Purchase Plan. As of November 26, 1999, there were no options outstanding to purchase shares of common stock. To the extent that any options are granted and exercised, there will be further dilution to new investors.

  The following table sets forth, as of November 26, 1999 on the pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by our existing stockholder and by the new investors in this offering and the private placements at an assumed initial public offering price of $15.00 per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

                                                                         Average
                             Shares Purchased      Total Consideration    Price
                          ---------------------- -----------------------   Per
                            Number    Percentage    Amount    Percentage  Share
                          ----------- ---------- ------------ ---------- -------
Existing stockholder....  532,000,000    93.3%   $         --      --%   $    --
New investors (including
 the private
 placements)............   38,000,000     6.7     570,000,000   100.0      15.00
                          -----------   -----    ------------   -----
  Total.................  570,000,000   100.0%   $570,000,000   100.0%   $  1.00
                          ===========   =====    ============   =====

  No cash was paid by 3Com in consideration for our common stock. Accordingly, the cash consideration related to the existing stockholder is reported as zero in the above table.

  If the underwriters' option to purchase additional shares is exercised in full, the following will occur:

  . the number of shares of common stock held by our existing stockholder will decrease to approximately 92.8% of the total number of shares of common stock outstanding; and

  . the number of shares held by new investors will be increased to 41,450,000 shares or approximately 7.2% of the total number of shares of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following tables present our selected consolidated financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to those statements included in this prospectus. Our consolidated statements of operations data set forth below for the years ended May 25, 1997, May 31, 1998 and May 28, 1999 and the consolidated balance sheet data as of May 31, 1998 and May 28, 1999 are derived from our audited consolidated financial statements included in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors, whose report is also included in this prospectus.

  The consolidated statements of operations data for the year ended June 30, 1995 and the eleven month period ended May 26, 1996 and the consolidated balance sheet data as of June 30, 1995, May 26, 1996 and May 25, 1997 are derived from our unaudited consolidated financial data that is not included in this prospectus. The consolidated statements of operations data for the six months ended November 27, 1998 and November 26, 1999 and the consolidated balance sheet data as of November 26, 1999 are derived from unaudited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                          Years Ended                       Six Months Ended
                          ------------------------------------------------  ------------------
                          June 30,  May 26,   May 25,   May 31,   May 28,   Nov. 27,  Nov. 26,
                          1995(1)   1996(2)     1997      1998      1999      1998      1999
                          --------  --------  --------  --------  --------  --------  --------
                                       (in thousands, except per share data)
Consolidated Statements
 of Operations Data:
Revenues................  $ 1,403   $ 7,054   $114,157  $272,137  $563,525  $263,302  $435,060
Cost of revenues........      174     4,479     77,685   157,749   315,616   147,287   246,342
                          -------   -------   --------  --------  --------  --------  --------
 Gross profit...........    1,229     2,575     36,472   114,388   247,909   116,015   188,718
                          -------   -------   --------  --------  --------  --------  --------
Operating expenses:
 Sales and marketing....    1,099     2,783     30,305    70,765   127,726    57,862   102,686
 Research and
  development...........    1,384     4,716     13,442    21,863    46,027    20,460    28,551
 General and
  administrative........      977     1,853      6,238    15,299    23,692    11,304    16,956
 Purchased in-process
  technology............       --        --         --        --     2,125        --        --
 Separation costs.......       --        --         --        --        --        --     3,780
                          -------   -------   --------  --------  --------  --------  --------
  Total operating
   expenses.............    3,460     9,352     49,985   107,927   199,570    89,626   151,973
                          -------   -------   --------  --------  --------  --------  --------
Operating income
 (loss).................   (2,231)   (6,777)   (13,513)    6,461    48,339    26,389    36,745
Interest and other
 income (expense), net..       65        81       (515)      (56)     (223)     (100)      214
                          -------   -------   --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........   (2,166)   (6,696)   (14,028)    6,405    48,116    26,289    36,959
Income tax provision
 (credit)...............       --    (3,634)    (6,166)    2,234    18,488    10,102    14,439
                          -------   -------   --------  --------  --------  --------  --------
Net income (loss).......  $(2,166)  $(3,062)  $ (7,862) $  4,171  $ 29,628  $ 16,187  $ 22,520
                          =======   =======   ========  ========  ========  ========  ========
Basic and diluted net
 income (loss) per
 share..................  $    --   $  (.01)  $   (.01) $    .01  $    .06  $    .03  $    .04
                          =======   =======   ========  ========  ========  ========  ========
Shares used in computing
 basic and diluted net
 income (loss) per
 share..................  532,000   532,000    532,000   532,000   532,000   532,000   532,000
                          =======   =======   ========  ========  ========  ========  ========
Unaudited pro forma
 basic and diluted net
 income per share(3)....                                          $    .06            $    .04
                                                                  ========            ========
Shares used in computing
 unaudited pro forma
 basic and diluted net
 income per share(3)....                                           535,585             535,585
                                                                  ========            ========
                                    June 30,  May 26,   May 25,   May 31,   May 28,   Nov. 26,
                                    1995(1)   1996(2)     1997      1998      1999      1999
                                    --------  --------  --------  --------  --------  --------
                                                        (in thousands)
Consolidated Balance Sheet Data:
Working capital..................   $   987   $  3,899  $ 26,963  $ 53,354  $ 12,682  $  3,765
Total assets.....................     2,432      9,618    45,984   115,359   152,247   247,369
Payable to 3Com Corporation......        --        752     4,412    15,617    40,509    57,935
Stockholder's net investment.....       627      6,466    31,245    65,675    34,018    26,431

-------
Notes:
(1) Our fiscal year end was June 30 prior to our acquisition by U.S. Robotics.
(2) Fiscal 1996 includes only eleven months of operating results.
(3) Pro forma basic and diluted net income per share amounts are calculated using the common shares outstanding prior to the offering of 532,000,000 shares plus the 3,585,431 shares of common stock whose proceeds will be used to pay an assumed $50 million dividend to 3Com, based on an assumed initial public offering price of $15.00 per share, reduced by the estimated per share offering costs.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included elsewhere in this prospectus.

Overview

  We were founded in 1992 and introduced our first handheld device in 1996. We are currently a wholly-owned subsidiary of 3Com. Our business has focused primarily on developing and selling our Palm-branded handheld devices, and as of December 31, 1999, we had sold over 5.5 million Palm devices worldwide. In 1999, we expanded our strategy of licensing our Palm platform and developed our wireless Internet access service to support Internet-enabled handheld devices.

  On September 13, 1999, 3Com announced its plan to make us an independent, publicly-traded company focused on the handheld device industry. After the completion of this offering and the private placements, 3Com will own approximately 93.3% of our outstanding common stock, or approximately 92.8% if the underwriters fully exercise their option to purchase additional shares. 3Com currently intends to complete its divestiture of Palm approximately six months after this offering by distributing all of its shares of our common stock to the holders of 3Com's common stock.

  We have entered into various agreements related to interim and ongoing relationships with 3Com. These agreements provide for transitional services and support in the areas of information technology systems, supply chain, human resources administration, product order administration, customer service, buildings and facilities, treasury, legal and finance and accounting. Specified charges for transitional services are generally at cost plus 5%, but may increase to cost plus 10% if the services extend beyond a one-year period. The transition period varies depending on the agreement but is generally less than two years. Although the fees provided for in the agreements are intended to represent the fair market value of these services, we cannot assure you that these fees necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing these services internally. However, we believe that purchasing these services from 3Com provides an efficient means of obtaining these services during the transition period.

  We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. We cannot assure you that the terms we will be able to negotiate will be as favorable as those that we enjoyed as part of 3Com. In addition, as part of 3Com, we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. We expect our costs will increase as a result of the loss or renegotiation of these arrangements, although the amount of the cost increase is not determinable at this time.

 Our Business

  Approximately 99% of our revenues to date have been generated from sales of our handheld devices and related peripherals and accessories. Less than 1% of our revenues to date have been derived from licensing our Palm platform or from subscriptions to our wireless Internet access service. As we expand our focus on Palm platform licensing and Internet services, we expect that an increasing portion of our revenues in future periods will come from these sources. International revenues represented 29% of our total revenues in fiscal 1999 and 32% of our total revenues for the six months ended November 26, 1999.

  Revenues from our handheld device products, which have accounted for approximately 99% of our revenues to date, consist primarily of sales to distributors, retailers and resellers and to end users who buy through our Palm.com website. We recognize revenues when the product has been shipped. We have not offered maintenance and support contracts for our handheld device products. We provide for estimated product returns, price protection, warranty, royalties and post-sale telephone support in the period in which revenue is recognized.

  Revenues from licensing of the Palm platform to manufacturers of other handheld devices, which have accounted for less than 1% of our revenues to date, are derived from agreements with our licensees that range from three to five years in length. Revenues from our software license agreements are recognized on a per-unit royalty basis or as otherwise earned in accordance with American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition. Maintenance and support is provided in connection with the licensing agreements. Because most of our licensing activity has occurred relatively recently, none of these agreements has been renewed to date.

  Revenues from Internet services, which have accounted for less than 1% of our revenues to date, consist primarily of fees paid by subscribers for our wireless Internet access service, Palm.net. We recognize subscription service revenues over the period during which services are provided, typically one month. As of December 31, 1999 we had approximately 34,000 subscribers to our Palm.net service.

  To date we have earned no enterprise application hosting fees or advertising revenues related to our Palm.com and Palm.net Internet services.

  The mix of our device products has a significant impact on gross margins. In the past, prices of specific models of handheld devices have declined over time. Our average selling prices across our product lines have increased moderately due to our introduction of new and higher priced products. We cannot be sure that we will continue to maintain our average selling prices in the future and we expect our ability to do so will be challenged by increased competition. If we are unable to maintain our average selling prices, our gross margins will decline. Other factors that will affect our gross margins include the product and services mix in any particular period, competitive pressures, manufacturing costs, levels of volume discounts for components and sub-assemblies and distribution costs.

  We also expect our gross margins to fluctuate due to changes in our product and services mix as we expand our focus on licensing the Palm platform and selling our Internet services. As the relatively low gross margin of our Internet subscription service revenues grow as a percentage of total Palm revenues, we expect our overall gross margins to decline. In the short term, we expect Internet services gross margins to be negative because we have significant fixed costs associated with providing our Internet access service. We expect that over time the growth of our licensing revenue, which we expect to continue to have a higher gross margin than our device and Internet service revenues, will contribute positively to our overall gross margins.

  We expect to increase our operating expenses significantly as we invest in the Palm platform and Internet services areas of our business. In addition, we expect sales and marketing expenses to increase significantly as we focus on establishing ourselves as a stand-alone entity. We also plan to increase branding activities for our devices as well as for the Palm platform and our Internet services. We expect research and development expenses to increase significantly as we focus on developing the Palm platform for our licensees in the handheld device and other markets and on building our Internet services. In addition, for a period of time before the separation from 3Com and during the transition period thereafter, we will increase general and administrative expenses as we implement our own information system infrastructure and build the corporate resources required to operate as a public company. During this transition period, we will incur duplicative costs until we can operate solely on our own infrastructure. As a result of these increased operating expenses, we expect to incur net losses and negative cash flows from operations for several quarters following this offering.

  We do not expect that changes in foreign currency exchange rates will have a material effect on our financial position or results of operations, as substantially all of our revenues are denominated in U.S. dollars, and the effect of any significant remaining foreign currency exposures would be offset by hedging strategies.

 Basis of Presentation

  Prior to June 1, 1998, our 52-53 week fiscal year ended on the Sunday nearest to May 31. Effective June 1, 1998, we changed our fiscal year to a 52-53 week fiscal year ending on the Friday nearest to May 31. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal periods.

  Our consolidated financial statements have been carved out from the consolidated financial statements of 3Com using the historical results of operations and historical bases of the assets and liabilities of the 3Com business that Palm comprises. The consolidated financial statements also include allocations to us of 3Com corporate expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer services, sales, marketing, engineering and other 3Com corporate services and infrastructure costs. The expense allocations have been determined on bases that 3Com and we considered to be reasonable reflections of the utilization of the services provided to us or the benefit received by us. Expenses were allocated based on relative revenues, headcount or square footage.

  The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity and this offering.

Results of Operations

  The following table sets forth consolidated statements of operations data expressed as a percentage of revenues for the periods indicated:

                                            Years Ended       Six Months Ended
                                      ----------------------- -----------------
                                      May 25, May 31, May 28, Nov. 27, Nov. 26,
                                       1997    1998    1999     1998     1999
                                      ------- ------- ------- -------- --------
Revenues............................    100%    100%    100%    100%     100%
Cost of revenues....................     68      58      56      56       57
                                        ---     ---     ---     ---      ---
Gross profit........................     32      42      44      44       43
                                        ---     ---     ---     ---      ---
Operating expenses:
  Sales and marketing...............     27      26      23      22       24
  Research and development..........     12       8       8       8        6
  General and administrative........      5       5       4       4        4
  Purchased in-process technology...     --      --       1      --       --
  Separation costs..................     --      --      --      --        1
                                        ---     ---     ---     ---      ---
    Total operating expenses........     44      39      36      34       35
                                        ---     ---     ---     ---      ---
Operating income (loss).............    (12)      3       8      10        8
Interest and other income (expense),
 net................................     --      --      --      --       --
                                        ---     ---     ---     ---      ---
Income (loss) before income taxes...    (12)      3       8      10        8
Income tax provision (credit).......     (5)      1       3       4        3
                                        ---     ---     ---     ---      ---
Net income (loss)...................     (7)%     2%      5%      6%       5%
                                        ===     ===     ===     ===      ===

Six Months Ended November 26, 1999 and November 27, 1998

 Revenues

  Revenues in the six months ended November 26, 1999 and November 27, 1998 consisted almost entirely of revenues from sales of our handheld device products. Revenues were $435.1 million in the six months ended November 26, 1999, a 65% increase over revenues of $263.3 million in the six months ended November 27, 1998. The increase in revenues during this period was driven by increased demand for our handheld devices, which reflects the growing market adoption of our products. Average selling prices over this period decreased slightly due to a price reduction in October 1999 on existing products not fully offset by sales of the new Palm Vx and Palm VII devices which have higher average selling prices. International revenues have become an increasing percentage of our total revenues, representing 32% of total revenues in the six months ended November 26, 1999 compared to 25% in the six months ended November 27, 1998. As we continue to expand the number of international markets we serve, we expect our international business to continue to increase as a percentage of our overall business. Revenues from new handheld device products introduced during the preceding four quarters represented substantially all of our revenues for the six months ended November 26, 1999.

 Gross Margin

  Gross margin is the excess of revenues over cost of revenues expressed as a percentage of revenues. Cost of revenues includes product manufacturing, warranty and technical support costs and, beginning in the six months ended November 26, 1999, costs related to our wireless Internet service resulting from the introduction of our Palm VII product. Gross margin was 43% of revenues in the six months ended November 26, 1999, a one percentage point decline from a gross margin of 44% of revenues in the six months ended November 27, 1998. The decline in gross margin in the six months ended November 26, 1999 was a result of cost of revenues including $5.2 million of fixed costs related to our wireless Internet service, which we expect to continue to incur.

 Sales and Marketing

  Sales and marketing expenses consist primarily of employee compensation and commissions, advertising, promotional materials, conferences, meetings and marketing development. Sales and marketing expenses were $102.7 million in the six months ended November 26, 1999, a 77% increase over expenses of $57.9 million in the six months ended November 27, 1998. Sales and marketing expenses represented 24% of revenues in the six months ended November 26, 1999 compared to 22% in the six months ended November 27, 1998. Approximately $25.1 million of the increase in expenses was due to additional spending on U.S. demand generation activities and media advertising production and placement. Approximately $9.2 million of the increase in expenses was due to increased sales and marketing activities in Europe and approximately $3.5 million of the increase was due to increased headcount.

 Research and Development

  Research and development expenses consist primarily of employee compensation and related costs associated with our product development efforts, including third-party consulting and prototyping costs. Research and development expenses were $28.6 million in the six months ended November 26, 1999, a 40% increase over expenses of $20.5 million in the six months ended November 27, 1998. Research and development expenses represented 6% of revenues in the six months ended November 26, 1999 compared to 8% in the six months ended November 27, 1998. Approximately $6.1 million of the increase in research and development spending from period to period was a result of increased personnel and related costs associated with a larger research and development organization that is designing new handheld devices as well as developing new releases of the Palm platform. Incremental spending resulting from the acquisition of Smartcode in

February 1999 accounted for approximately $1.0 million of the increase in research and development spending.

 General and Administrative

  General and administrative expenses consist primarily of employee compensation, professional and contractor fees and provisions for doubtful accounts receivable. General and administrative expenses were $17.0 million in the six months ended November 26, 1999, an increase of 50% over expenses of $11.3 million in the six months ended November 27,1998. General and administrative expenses represented 4% of revenues in the six months ended November 26, 1999 as well as in the six months ended November 27, 1998. The $5.7 million increase in expenses was due to approximately $4.1 million of increased infrastructure costs as we continue to build our infrastructure to support a stand-alone, publicly-held company and a $3.7 million increase in allocated costs from 3Com due to our revenue growth. These increases were offset by a $2.1 million reduction in the provision for doubtful accounts receivable.

 Separation Costs

  Separation costs consist of one-time costs, such as consulting and professional fees, associated with the process of becoming a stand-alone, publicly held company. Separation costs were $3.8 million in the six months ended November 26, 1999. We expect these costs to continue at similar to slightly increased levels for the remainder of the fiscal year.

 Income Tax Provision

  Our operating results historically have been included in 3Com's consolidated United States federal and state income tax returns. The provision for income taxes in our consolidated financial statements has been determined on a separate return basis. Our effective tax rate in the six months ended November 26, 1999 was 39% compared to 38% in the six months ended November 27, 1998. This rate is based on estimates of our income before taxes for federal and state tax jurisdictions. As foreign subsidiaries are established in the future, our mix of income before taxes in the various tax jurisdictions could cause the effective tax rate to fluctuate. Our tax liability for periods prior to the date of 3Com's distribution will be determined in accordance with our tax sharing agreement with 3Com.

Years Ended May 28, 1999, May 31, 1998 and May 25, 1997

 Revenues

  Revenues were $563.5 million in fiscal 1999, an increase of 107% over fiscal 1998. Revenues in fiscal 1998 were $272.1 million, an increase of 138% over revenues of $114.2 million in fiscal 1997. Revenues from new handheld device products introduced during the preceding four quarters represented over 85% of our revenues for fiscal 1999, 1998 and 1997. The growth in revenues in fiscal 1999 and fiscal 1998 was primarily due to increasing unit sales as a result of increasing demand for our handheld devices. We have increased demand by regularly adding new differentiated products to our product line. We added the Palm IIIx, Palm V and Palm VII devices to our product line in fiscal 1999. We introduced the Palm III device late in fiscal 1998. We introduced the PalmPilot Professional and PalmPilot Personal devices in late fiscal 1997.

  Declining prices of existing products over the three-year period have been offset by introducing an increasingly broad range of new products with additional features such as increased memory, backlit screens, higher resolution screens, sleeker styling, thinner and lighter form factor, and wireless Internet capability. As a result, average selling prices have increased moderately, although we do not expect this trend to continue in future years.

 Gross Margin

  Gross margin was 44% of revenues in fiscal 1999, a two percentage point increase over fiscal 1998. Gross margin was 42% of revenues in fiscal 1998, a 10 percentage point increase over gross margin of 32% of revenues in fiscal 1997. The improvement in gross margin in fiscal 1999 reflects increased sales of higher margin Palm IIIx and Palm V products, as well as reduced manufacturing costs due to better pricing that we were able to obtain from our component suppliers and contract manufacturers. The improvement in gross margin in fiscal 1998 reflects product cost improvements through engineering design changes, volume-related cost reductions from component suppliers and contract manufacturers and reduced period costs relative to fiscal 1997, which had higher than normal period costs as a result of establishing manufacturing operations and introducing new products.

 Sales and Marketing

  Sales and marketing expenses were $127.7 million in fiscal 1999, an 80% increase over fiscal 1998. Sales and marketing expenses were $70.8 million in fiscal 1998, a 134% increase over expenses of $30.3 million in fiscal 1997. Sales and marketing expenses as a percentage of revenues were 23% in fiscal 1999 compared to 26% in fiscal 1998 and 27% in fiscal 1997. Sales and marketing expenses have increased in each period, but have declined as a percentage of revenues due to fixed costs being spread over a higher revenue base. The absolute dollar increase in sales and marketing expenses in fiscal 1999 resulted primarily from an increase in advertising of $29.6 million, which includes expenditures on our "Simply Palm" national advertising campaign, and increased product introduction activities associated with the launches of our Palm IIIe, Palm IIIx, Palm V and Palm VII handheld devices. These launch activities included increased personnel-related expenses associated with increasing the size of our marketing organization, increased trade show activities and related travel expenses, point of sale displays, sales collateral and marketing development. In addition, marketing expenses increased by $15.7 million due to our expansion into the European market. The absolute dollar increase in sales and marketing expenses in fiscal 1998 was primarily the result of an increase of $25.1 million in costs associated with the continued growth of our sales and marketing organization in the United States. In addition, approximately $11.3 million of the increase was due to the expansion of our sales organization into Europe and our first international product launch for the Palm III handheld devices at the CBIT technology show in Germany in March 1998.

 Research and Development

  Research and development expenses were $46.0 million in fiscal 1999, a 110% increase over fiscal 1998. Research and development expenses were $21.9 million in fiscal 1998, a 63% increase over expenses of $13.4 million in fiscal 1997. Research and development expenses as a percentage of revenues were 8% in fiscal 1999 compared to 8% in fiscal 1998 and 12% in fiscal 1997. The absolute dollar increase in research and development expenses in fiscal 1999 resulted primarily from an increase of $8.2 million in personnel-related expenses associated with expanding the size of our engineering organization and an increase of $4.0 million in expenses related to contractors, consultants and project materials. During fiscal 1999, we also incurred an additional $6.9 million in engineering costs to develop our wireless Internet access service that supports our wireless Palm VII device. The absolute dollar increase in research and development expenses in fiscal 1998 resulted primarily from the expansion of our development activities, including personnel-related expenses, contractor and consulting fees and product development expenditures. The decrease in research and development expenses as a percentage of revenues from fiscal 1997 to fiscal 1998 resulted from economies of scale as fixed costs were spread over a higher revenue base.

 General and Administrative

  General and administrative expenses were $23.7 million in fiscal 1999, a 55% increase over fiscal 1998. General and administrative expenses were $15.3 million in fiscal 1998, an increase of 147% over expenses of $6.2 million in fiscal 1997. General and administrative expenses as a percentage of revenues were 4% in fiscal 1999 compared to 5% in fiscal 1998 and fiscal 1997. The absolute dollar increases in general and administrative expenses in fiscal 1999 resulted from an increase in allocated costs from 3Com of $4.3 million to support the growth of our business. In addition, general and administrative expenses were higher in fiscal 1998 compared to fiscal 1997 as a result of an increased provision of $3.3 million for doubtful accounts receivable. Approximately half of the increased provision for doubtful accounts was due to specific reserves provided for a number of different customer account balances. The remaining increase in the provision resulted from the overall increase in our level of accounts receivable, which increased by nearly 200% over the previous year.

 Purchased In-Process Technology

  We acquired Smartcode Technologie SARL on February 8, 1999 for $17.4 million in cash, including approximately $0.2 million in costs directly related to the acquisition. Approximately $2.1 million of the purchase price represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations in the third quarter of fiscal 1999. Approximately $5.4 million of the purchase price was allocated to existing technology, with this amount being amortized over four years.

  The purchased in-process technology acquired related primarily to Globalpulse, a software GSM terminal adapter which acts as a software modem for products utilizing the Palm operating system. The estimated value for the in-process technology was determined using the income approach which discounted to present value the cash flows expected to be derived from products that were still in the process of development at the date of acquisition. The projections were based on future expectations of the revenue and expenses to be generated in connection with the products that were still under development. Revenues and operating profit attributable to the in-process technology were estimated to total $50.0 million and $9.4 million, respectively, over a five-year projection period. The resulting projected net cash flows were discounted to their present value of $2.1 million using a discount rate of 40%, which was calculated based on the weighted average cost of capital, adjusted for the technology risk associated with the purchased in-process technology, which was considered to be significant due to the nature of the technology under development. For projected cash flows attributable to existing technology, a discount rate of 35% was used, which reflects the weighted average cost of capital, adjusted for the technology risk associated with these technologies.

  The nature of the efforts required to develop the purchased in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish whether the products will be able to meet its design specifications, including functions, features and technical performance requirements. The estimated cost to develop the in-process technology was approximately $0.3 million, all of which was expected to be incurred before the end of fiscal 2000. The actual cost to develop the in-process technology has been consistent with the forecasted amount. The primary project was completed in July 1999 and Palm began to derive revenue beginning in the second quarter of fiscal 2000. As of November 26, 1999, revenues have been as expected.

 Income Tax Provision

  Our effective tax rate was 38% in fiscal 1999 and 35% in fiscal 1998, and in fiscal 1997 we recorded a tax credit. The primary reasons for the fluctuation in our tax rate are less research and development credit being available in fiscal 1999 than in fiscal 1998 and our net loss in fiscal 1997.

Quarterly Results of Operations

  The following tables present our operating results for each of the ten fiscal quarters in the period ended November 26, 1999, in dollars and as a percentage of revenues. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes to those statements included in this prospectus.

  The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                            Three Months Ended
                          -------------------------------------------------------------------------------------------------
                          Aug. 31,  Nov. 30,   Mar. 1,  May 31,  Aug. 28,  Nov. 27,  Feb. 26,  May 28,   Aug. 27,  Nov. 26,
                            1997      1997      1998     1998      1998      1998      1999      1999      1999      1999
                          --------  --------   -------  -------  --------  --------  --------  --------  --------  --------
                                                          (in thousands)
Consolidated Statements
 of Operations Data:
Revenues................  $51,675   $69,997    $65,766  $84,699  $116,069  $147,233  $125,889  $174,334  $176,505  $258,555
Cost of revenues........   29,906    42,115     37,392   48,336    62,998    84,289    67,583   100,746    98,324   148,018
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Gross profit............   21,769    27,882     28,374   36,363    53,071    62,944    58,306    73,588    78,181   110,537
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Operating expenses:
Sales and marketing.....   11,314    20,286     17,335   21,830    23,969    33,893    28,725    41,139    42,648    60,038
Research and
 development............    4,538     5,170      5,209    6,946     9,738    10,722    10,989    14,578    12,507    16,044
General and
 administrative.........    2,470     3,290      3,181    6,358     6,233     5,071     5,739     6,649     7,160     9,796
Purchased in-process
 technology.............       --        --         --       --        --        --     2,125        --        --        --
Separation costs........       --        --         --       --        --        --        --        --        --     3,780
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Total operating
 expenses...............   18,322    28,746     25,725   35,134    39,940    49,686    47,578    62,366    62,315    89,658
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Operating income
 (loss).................    3,447      (864)     2,649    1,229    13,131    13,258    10,728    11,222    15,866    20,879
Interest and other
 income (expense), net..      (35)      (44)        (5)      28       (25)      (75)      (15)     (108)      (63)      277
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........    3,412      (908)     2,644    1,257    13,106    13,183    10,713    11,114    15,803    21,156
Income tax provision
 (credit)...............    1,190      (317)       922      439     5,036     5,066     4,116     4,270     6,145     8,294
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Net income (loss).......  $ 2,222   $  (591)   $ 1,722  $   818  $  8,070  $  8,117  $  6,597  $  6,844  $  9,658  $ 12,862
                          =======   =======    =======  =======  ========  ========  ========  ========  ========  ========
As a Percentage of
 Revenues:
Revenues................      100%      100%       100%     100%      100%      100%      100%      100%      100%      100%
Cost of revenues........       58        60         57       57        54        57        54        58        56        57
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Gross profit............       42        40         43       43        46        43        46        42        44        43
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Operating expenses:
Sales and marketing.....       22        29         26       26        22        23        23        24        24        23
Research and
 development............        9         7          8        8         8         7         9         8         7         6
General and
 administrative.........        5         5          5        7         5         4         4         4         4         4
Purchased in-process
 technology.............       --        --         --       --        --        --         2        --        --        --
Separation costs........       --        --         --       --        --        --        --        --        --         1
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Total operating
 expenses...............       36        41         39       41        35        34        38        36        35        34
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Operating income
 (loss).................        6        (1)         4        2        11         9         8         6         9         9
Interest and other
 income (expense), net..       --        --         --       --        --        --        --        --        --        --
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........        6        (1)         4        2        11         9         8         6         9         9
Income tax provision
 (credit)...............        2        --          1        1         4         3         3         2         4         4
                          -------   -------    -------  -------  --------  --------  --------  --------  --------  --------
Net income (loss).......        4%       (1)%        3%       1%        7%        6%        5%        4%        5%        5%
                          =======   =======    =======  =======  ========  ========  ========  ========  ========  ========

  We have experienced seasonal variations in our operating results. Historically, our revenues have been weaker in the first and third fiscal quarters and have often been lower than the preceding quarter. This seasonal variation is due to the fact that our products are highly consumer-oriented, and consumer buying patterns traditionally reflect reduced purchases in those quarters. As our licensing revenues grow, we expect that they will contribute to the fluctuations in our quarterly results because the products offered by our licensees are also primarily consumer-oriented. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

  In the second quarter of fiscal 1998, our gross margin declined compared to the prior and subsequent quarters primarily due to price reductions. Sales and marketing expenses increased in this same quarter as a result of costs related to our first third-party developer conference and start-up costs incurred for setting up our international sales and marketing organization. In addition, sales and marketing expenses increased after the first quarter of fiscal 1998 in preparation for the worldwide launch of the Palm III product family in the fourth quarter of fiscal 1998. In the fourth quarter of fiscal 1998, our general and administrative expenses were higher due to increased provisions for doubtful accounts receivable identified during the quarter.

  In the first and third quarters of fiscal 1999, our gross margin improved due to the mix of new products with higher gross margins consisting of the Palm III, Palm IIIx, and Palm V devices. Research and development expenses and general and administrative expenses decreased as a percentage of revenues in the second quarter of fiscal 1999 compared to the prior and subsequent quarters as a result of seasonally strong second quarter revenues and a lower provision for doubtful accounts receivable than in the first quarter. In the third quarter of fiscal 1999, we incurred a one-time charge of $2.1 million for purchased in-process technology as a result of the Smartcode acquisition.

Liquidity and Capital Resources

  Historically, 3Com has managed cash on a centralized basis. Cash receipts associated with our business have been transferred to 3Com on a periodic basis and 3Com has provided funds to cover our disbursements. Accordingly, we have reported no cash or cash equivalents at May 31, 1998 and May 25, 1997. At May 28, 1999, we reported cash of $478,000 acquired in the Smartcode acquisition and at November 26, 1999, we reported cash of $29.6 million as a result of a transfer from 3Com.

  In accordance with our separation agreement, 3Com will transfer to us the 3Com-owned assets and liabilities which relate to our business prior to the separation date, except for most of our accounts receivable and accounts payable which 3Com will retain for administrative convenience. We will receive the net proceeds of the offering and the private placements to America Online, Motorola and Nokia and will pay a dividend to 3Com of $50 million, provided that if the aggregate estimated net proceeds of this offering and the private placements exceed $620 million, 3Com may elect to receive an additional dividend of up to 50% of the amount of the aggregate estimated net proceeds in excess of $620 million. In addition, we will make a payment to 3Com of an intercompany payable, which was approximately $58 million as of November 26, 1999. We anticipate that we will use some of the proceeds from the offering and the private placements to America Online, Motorola and Nokia to replace the working capital retained by 3Com, fund our increased working capital needs associated with revenue growth and fund increased capital and marketing expenditures.

  Cash provided by operating activities was $66.3 million for the six months ended November 26, 1999. Cash provided by operating activities was $84.0 million in fiscal 1999, cash used in operating activities was $21.4 million in fiscal 1998 and $31.2 million in fiscal 1997. Cash provided by operating activities in fiscal 1999 resulted primarily from net income adjusted for non-cash charges for depreciation and amortization and changes in working capital. Cash used in operating activities in fiscal 1998 resulted primarily from an increase in accounts receivable which more than offset net income, and adjustments for non-cash charges and other working capital items. Cash used in operating activities in fiscal 1997 resulted primarily from our net loss as well as increases in accounts receivable and inventories.

  We had capital expenditures of $5.7 million in the six months ended November 26, 1999, $5.3 million in fiscal 1999, $8.8 million in fiscal 1998 and $2.5 million in fiscal 1997. In addition, in fiscal 1999, we expended $16.8 million, net of cash acquired, for the acquisition of Smartcode.

  Our future capital requirements will depend on a number of factors, including the timing and rate of the expansion of our business. We anticipate a substantial increase in our capital expenditures to support anticipated growth in operations, infrastructure for our wireless and Internet services plus hardware and software for our information systems and personnel. We believe that our cash, cash equivalents and proceeds from this offering and the private placements to America Online, Motorola and Nokia will provide sufficient capital to fund our operations for the foreseeable future. We cannot assure you, however, that the underlying assumed levels of revenues and expenses will prove to be accurate. We may need to raise additional funds through public or private financings or other arrangements in order to:

  . support more rapid expansion of our business than we anticipate; . develop and introduce new or enhanced products or services;
  .  respond to competitive pressures;
  . invest in or acquire businesses or technologies; or . respond to unanticipated requirements or developments.

  We cannot be certain that financing will be available to us when we need it on favorable terms or at all. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If insufficient funds are available, we may not be able to introduce new products and services, expand the development of our Palm platform and our Internet services or compete effectively in any of our markets, any of which could materially harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

 Interest Rate Sensitivity

  As of November 26, 1999, we had cash and cash equivalents of $29.6 million which consisted of highly liquid money market instruments with maturities less than 90 days. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. We would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our portfolio.

 Foreign Currency Exchange Risk

  Historically, our exposure to exchange rate risk has been managed on an enterprise-wide basis as part of 3Com's risk management strategy. This strategy has utilized foreign exchange forward and option contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the forward and option contracts are largely offset by gains and losses on the underlying exposure and consequently a sudden or significant change in foreign exchange rates would not have a material impact on future net income or cash flows. We are currently evaluating our exchange rate risk management strategy. We do not currently and do not intend in the future to utilize derivative financial instruments for trading purposes.

 Equity Security Price Risk

  We do not own any equity investments. Therefore, we do not currently have any direct equity price risk.

Effects of Recent Accounting Pronouncements

  In June 1998 and June 1999, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year ending May 31, 2002. We believe that adoption of these statements will not have a significant impact on our financial results.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Statement of Position 98-1 requires that entities capitalize costs related to internal-use software once certain criteria have been met. We adopted Statement of Position 98-1 in our first quarter of fiscal 2000. The adoption of this statement did not have a significant impact on our financial results.

Year 2000 Compliance

  Many computer systems and software programs were written to accept and process only two digit entry codes for the year when storing dates. Beginning with the year 2000 these entry codes will need to accept four digit entries to distinguish 21st century dates from the 20th century dates. As a result, computer systems and software programs may need to be updated to solve this problem and avoid incorrect or lost data.

  To date we have not experienced any material problems attributable to the inability to recognize dates beginning with the year 2000 in our products or internal systems. We face risks associated with the year 2000 issue if we encounter undetected errors or defects. Our operations could be adversely affected if systems do not correctly recognize date information when the year changes to 2000. We face risks primarily in the following areas:

  . systems used by us and 3Com to run our business including information systems, equipment and facilities;

  .  systems used by our and 3Com's suppliers; and

  .  potential warranty or other claims from our customers.

  We have relied on 3Com to address any year 2000 readiness issues in the internal and external systems we currently use. If 3Com's year 2000 readiness preparations are insufficient, we may be required to bear the costs of upgrading or replacing any systems after our separation from 3Com. We continue to evaluate and mitigate our exposure in these areas where appropriate. We intend for some of our disclosures and announcements concerning our products and year 2000 programs, including those in this prospectus, to constitute "Year 2000 Readiness Disclosures" as defined in the recently enacted Year 2000 Information and Readiness Disclosure Act. We cannot be certain that year 2000 issues will not have a material adverse impact on us.

 State of Readiness and Risks

  We have identified four key exposure internal areas with respect to the year 2000 issue, namely: key transaction processing applications, equipment and facilities, products and key suppliers.

  Key transaction processing applications. Key transaction processing applications include those used to run our business, finance, order processing and distribution operations. 3Com has completed its evaluation of these applications for year 2000 readiness and has been upgrading or replacing systems, where necessary. If we or 3Com identify significant new non-compliance issues, or if we encounter unexpected difficulties in areas previously considered to be year 2000 ready, our ability to conduct our business or record transactions could be disrupted, which could adversely affect our results of operations or financial condition.

  Equipment and facilities. We have evaluated year 2000 readiness of our equipment and facilities. We have contacted our key suppliers to ascertain year 2000 compliance of our critical equipment. We expect our critical equipment to be ready for year 2000. If our year 2000 assessment is incorrect, our design, production and shipping capabilities could be disrupted, which could adversely affect our results of operations or financial condition.

  Products. We have conducted an extensive evaluation of our currently available products. We believe that the products we are currently offering are year 2000 ready. However, the first generation of our handheld device product, which is no longer being sold, does not properly display the European date format. We released a downloadable software patch to fix this problem. If any of our products experienced a material year 2000 error, we could have increased warranty costs, customer satisfaction issues, litigation or other material costs and liabilities, which could adversely affect our results of operations or financial condition.

  Key suppliers. We have contacted our critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 ready. Our third-party manufacturers advised us that their manufacturing operations are or will be year 2000 compliant by December 31, 1999. If key suppliers fail to adequately address the year 2000 issue for the products or services they provide to us, critical materials, products and services may not be delivered in a timely manner, which could adversely affect our results of operations or financial condition.

 Most Reasonably Likely Worst-Case Scenario

  We believe that our most reasonably likely worst-case year 2000 scenario would relate to problems with the systems and services of third parties rather than with our internal systems or products.

  We cannot identify all possible disruption scenarios. We are preparing contingency plans specifying our actions if failures occur in key internal systems and/or critical third party systems and services. The process includes identifying and prioritizing risks, assessing the business impact of those risks, evaluating risk mitigation alternatives, and preparing written contingency plans for those failures with the greatest business risk to us. Contingency plans for critical business operations have been implemented and these plans will be validated and modified as needed.

 Costs to Address Year 2000 Issues

  Although we currently do not expect future year 2000 compliance costs to be material, the costs could include:

  . hardware and software upgrades or replacements primarily related to desktop systems and telephone equipment;

  . consultant and contractor fees to assist in assessments and to perform remediation and integration testing; and

  . a contingency for potential unexpected costs associated with replacing or repairing systems previously considered to be year 2000 ready.

  If we identify unexpected problems relating to the year 2000 issue, we may incur additional costs in identifying and responding to the problems.

                                    BUSINESS

Introduction

  We are the leading global provider of handheld computing devices. We believe that we have achieved our leadership position by focusing on customer needs and emphasizing simplicity and ease of use in design and engineering. We design, develop and market our Palm-branded handheld devices, which currently include our Palm III, Palm V and Internet-enabled Palm VII families. According to International Data Corporation, in 1998 we had a 68% market share of the worldwide personal companion handheld device market.

  We believe that the success of our devices is attributable to our innovative product designs, our Palm platform, our technology leadership and the strength of the Palm brand. We are building on these strengths to expand our business by licensing the Palm platform to other device and information appliance manufacturers. In addition, we are expanding our wireless and Internet offerings through Palm.net, our subscription-based wireless access service, and Palm.com, our Internet destination site. As the functionalities of handheld computing devices, information appliances, mobile phones and handheld entertainment devices converge, we believe that we are well-positioned to establish the Palm platform as an industry standard.

  The rapid proliferation of our devices based on our Palm platform has led to the emergence of a community of developers who create applications for the Palm platform as well as peripherals and accessories that increase the functionality of Palm platform-based devices. These developers have created over 6,900 applications for Palm devices to date, enhancing the functionality and usefulness of products based on the Palm platform. We believe the Palm platform is attractive to our licensees because it has been widely adopted by end users and has broad third-party development support. This adoption further drives an increase in the size of the Palm platform user base. We refer to this reinforcing community of users, developers and licensees as the Palm economy.

Industry Overview

  As professionals have become increasingly mobile, often spending long periods of time away from traditional work settings, they have sought out tools to access and manage critical personal and professional information. Traditionally, these professionals used paper-based organizers and, later, stand-alone electronic pocket organizers or portable computers to accomplish these tasks. These early tools met with mixed success and often were slow, large, expensive and difficult to use and offered limited functionality.

  The introduction of Palm's first device ushered in a new generation of handheld devices that offered users a combination of simplicity and functionality. Innovations in design, synchronization technology, user interface, programmability, functionality and battery power management transformed these devices into convenient productivity tools. These enhancements significantly accelerated user demand. According to International Data Corporation, annual worldwide sales of personal companions will increase from approximately one million units in 1997 to an estimated 14 million units in 2003. We believe that further market growth will be driven by continued innovation, increased wireless data connectivity and the emergence of new usage patterns driven by Internet content and enterprise data.

  We believe that continued technological innovations that address end-user needs are an important component of industry growth. Technological advances have led to significant reductions in size and weight, as well as improvements in battery life, reliability and storage capacity, of handheld devices. Third party developers, who create software applications and complementary hardware peripherals and accessories, supplement manufacturers' innovations and allow users to customize and enhance their devices. These feature enhancements and performance improvements, driven by both manufacturers and third party developers, continue to attract new users and encourage device upgrades.

  The emergence of technologies enabling wireless access to the Internet and enterprise data is again transforming the handheld device industry. The Internet has become an important way for consumers and professionals to access personal and business information, download new applications and access new services. We believe that wireless access to Internet content and enterprise data will make handheld computing devices increasingly valuable to users. This value proposition is driving a variety of handheld information appliance makers to add Internet connectivity features to products such as mobile phones.

  As handheld devices are adopted in greater numbers and handheld device applications become increasingly integrated into other handheld information appliances, an opportunity exists for operating system developers to extend their platforms for use on other handheld devices. We believe that the extension of an operating system to a diverse set of handheld information appliances, including mobile phones, increases the utility of all devices that use the operating system and expands the scope and potential market for both operating system developers and device manufacturers.

Business Summary

  In 1996, we introduced our first handheld device product, based on our innovative Palm platform, and quickly established global market leadership in the handheld device industry. Our revenues have grown from approximately $1 million in fiscal 1995 to $564 million in fiscal 1999. Our international business accounted for 29% of revenues in fiscal 1999. We believe that our users associate the Palm brand with high-quality products that offer a combination of portability, connectivity, simplicity and style. By capitalizing on the market-leading position of our handheld devices in domestic and international markets and on our Palm platform and emerging Internet services and applications, we believe we can extend our leadership in this evolving industry.

  Handheld Devices. We currently have three families of handheld devices, the Palm III, Palm V and Palm VII product families, each of which is based on the Palm platform. We develop our handheld devices by focusing on customer needs. While all Palm devices are designed to offer a combination of utility, simplicity, wearability and mobility, we have further differentiated individual products to appeal to specific market segments. For example, to appeal to users who place the most value on wearability, we introduced the Palm V product, which combines the traditional functionality of our products with a sleek, compact and light-weight form factor. In fiscal 1999, the Palm V product family became our largest product line measured in terms of revenues. Similarly, to appeal to mobile professionals and enterprise customers that want to provide their employees with convenient remote access to enterprise data, we introduced the Palm VII product, which combines connectivity and mobility. Customers buying our devices receive a Palm handheld device, a cradle to connect the device to a personal computer and personal information management and synchronization software which runs on a personal computer and serves as a conduit between the device and other personal computer applications.

  Palm Platform. The Palm platform combines the distinctive look, feel and ease of use of our Palm OS operating system with our HotSync synchronization technology, pen-based input technology, personal information management applications such as address book and datebook, and, in our Palm VII product, web-clipping software that allows content providers and users to send and receive Internet data in a handheld device format. We also make development tools available for our developer community, and we share select parts of the Palm OS operating system source code in order to enable developers to optimize the interface of their applications with the Palm platform. As a result, the Palm OS operating system has emerged as a highly flexible, efficient operating system.

  In addition to including the Palm platform in our Palm-branded devices, we have expanded our strategy of licensing the platform to device and information appliance manufacturers. In October

1999, we announced a non-exclusive agreement with Nokia, the world's leading provider of mobile phones, to integrate the Palm platform into several of Nokia's mobile phone products. We believe this agreement represents a significant endorsement of the Palm platform for the worldwide wireless phone market. Similarly, in November 1999 we entered into an agreement with Sony to license and develop the Palm platform for use in future Sony products. We believe that the potential of these and other new markets represents a significant growth opportunity for us and our developer community.

  Internet Services and Applications. The Internet allows enhanced contact with our users by allowing us to offer products and services directly to our users and by creating an online destination where users, resellers and developers can participate in the Palm economy. We offer users of our Palm VII device a new way to access and navigate the Internet through our web-clipping software, which allows users to download specific information from the Internet. To support the wireless connectivity of our Palm VII device, we offer Palm.net which is a monthly fee, subscription-based Internet access service. In addition, we have developed a website that is also called Palm.net, an Internet destination where content providers and third party developers can post web-clipping applications for users to download. We have also developed our Palm.com website, which is emerging as an important destination site for our customers, users and developer community. These Internet services and applications increase the functionality of our products, provide us with expanded opportunities for product sales, advertising and transaction revenue and keep us at the forefront of technology and innovation in our rapidly changing markets.

  The Palm Economy. Our broad user base has attracted a large community of third-party developers that create software applications and peripherals that increase the performance and functionality of Palm devices. As of December 31, 1999, more than 33,000 developers had registered to use Palm developer tools to create software applications for the Palm platform. We provide these developer tools at no charge to our developer community. While no license revenue is derived directly from these developers, we believe the existence of software applications developed by third-party developers helps to increase the market for our handheld device products and services. In addition, we distribute approximately 80 peripherals and accessories developed by us and third parties ranging from wireless modems to keyboards to leather cases. This expanding Palm economy has, in turn, encouraged licensees to integrate the Palm platform with new handheld information appliances providing new opportunities to grow the Palm economy. The Internet is further expanding the Palm economy by attracting new users and by encouraging developers to create Internet-specific applications. We believe that the Palm economy creates opportunities for all participants by continually extending the functionality and market appeal of both existing and next-generation Palm-branded products and products based on the Palm platform.

Strategy

  Our objective is to increase our handheld device market leadership and establish our Palm platform as the industry standard operating system for the next generation of handheld computing devices, mobile information appliances, mobile phones and handheld devices for entertainment such as games and music. In addition, we plan to further develop our Internet services and expand our enterprise sales. The key elements of our strategy to achieve these objectives are to:

  Extend Market Leadership through Continued Dedication to the Palm Design Philosophy. Our design philosophy carefully balances elegant form with simple and useful functions. We intend to continue to increase the size of the handheld device market by extending this philosophy to products targeted at new market segments. We have recently accelerated our market segmentation activities by identifying specific user needs across consumer, mobile professional and enterprise markets and by introducing new versions of our handheld devices that combine features tailored to address these specific needs. For example, we introduced both an entry-level Palm IIIe product for price-sensitive consumers and the Palm V product for consumers seeking a slimmer, sleeker Palm device. Underlying our design philosophy is a fundamental commitment to innovation. We have been first to market with a number of innovative technologies that we have incorporated into our products ranging from our first Palm device to our recently introduced Palm VII product. We believe that continuing product and technology innovation will be important to our overall success.

  Accelerate Adoption of Palm Products and Services in the Enterprise
Market. We believe the enterprise market represents a significant opportunity for Palm. Most Palm devices are used in professional environments but have historically been purchased by users on an individual basis rather than by corporations or institutions for enterprise-wide deployment. With the recent introduction of wireless-enabled devices, the development of enterprise customer support programs and the addition of a direct enterprise salesforce, we are focusing on increasing the adoption of Palm devices by enterprise customers. For example, Cedars-Sinai Medical Center is deploying Palm VII devices to manage patient information. To accelerate the adoption of our devices by enterprises, we have established relationships with enterprise software vendors such as Oracle, PeopleSoft, Remedy and SAP to develop applications that provide access to enterprise databases using devices based on the Palm platform. Additionally, we are developing synchronization features and network security capabilities tailored to enterprise networks and computer servers and working with third party developers to design enterprise-specific software applications.

  License the Palm Platform to Establish a Standard, Open Operating System for Information Appliances. We intend to further expand the use of the Palm platform in a wide variety of handheld devices and information appliances. This strategy involves licensing the Palm platform to other handheld device manufacturers such as Sony and to manufacturers of other information appliances that are looking to incorporate an operating system that is widely adopted by consumers and has broad third-party developer support. We plan to continue to pursue licensing agreements with wireless telephone companies such as Nokia and QUALCOMM as well as providers of other mobile information appliances.

  Continue to Develop Products and Services that Leverage Wireless Connectivity and the Internet. The introduction of the Palm VII product represents the first step in our rollout of wireless Internet-enabled devices. Our Internet services strategy has four complementary components. First, through strategic relationships we plan to expand the geographic coverage of our Palm.net wireless access service on a global basis. Second, we intend to develop hardware and software solutions to enable previous generations of Palm products to access Palm.net. Third, we intend to enhance the wireless functionality of our Palm.net service to increase its utility for enterprise and carrier applications. Finally, we believe that the proliferation of wireless devices that link to the Internet will enable us to leverage our Internet properties. In this regard, we believe that Palm may be particularly well-positioned to build an Internet access portal around our Palm.net and Palm.com properties. For example, in addition to providing access for Palm devices through Palm.net, we plan to make content, such as Internet calendaring and information management, available through the Palm.net site.

  Expand International Business. We intend to continue to expand our international business. For the first six months of fiscal 2000, revenues outside the United States accounted for 32% of our total revenues compared to 25% for the first six months of fiscal 1999. With the help of the Palm developer community, we have introduced localized versions of Palm devices in five languages. According to International Data Corporation, we had a 72% market share of the personal companion market in Europe and 59% market share in Asia in 1998. We plan to build on this success by expanding our international product offerings, introducing additional local-language versions of the Palm platform and broadening our distribution channels overseas.

  Support the Palm Economy. As the community of users, licensees and hardware and software developers for Palm products has grown, we have expanded our efforts to support the Palm economy. Support of the developer community takes a variety of forms, ranging from offering software tools and technical support services for third-party developers to hosting PalmSource conferences that allow us to give direction regarding product and strategy trends. In addition, we expect to make strategic investments in new companies or make acquisitions that we believe will support or expand the Palm economy. We may also selectively develop applications designed to increase the functionality of Palm-based devices and support expansion of the Palm economy. We expect to continue these efforts to support the Palm economy to stimulate overall demand for products based on the Palm platform.

Products and Services

  Handheld Devices. Each of our handheld devices is designed with the Palm philosophy of providing the user with a simple, elegant and useful productivity tool. People use our handheld devices for many different purposes, including managing both personal information and enterprise data and accessing e-mail and content from the Internet. Users can also customize their devices by adding a wide range of applications, peripherals and accessories. We have developed each of our three current product families to address specific customer needs.

  The Palm III product family combines the small form factor, seamless desktop synchronization, ease of use and fast data access that have been the hallmark of our handheld devices. The Palm IIIe device is our most affordable, entry-level product. The Palm IIIe special edition product, the newest addition to this family, combines the traditional features of the Palm III device with a new, translucent enclosure and is targeted at the student market. The Palm IIIx device allows users to upgrade both memory and operating system and includes application software such as enhanced links to Microsoft Outlook.

  The Palm V product family emphasizes wearability, combining all of the functions of the Palm III product family with a sleek and stylish form-factor featuring an anodized aluminum case. It also features advanced display technology and a rechargeable battery. The Palm Vx device, introduced in the fall of 1999, has additional pre-bundled software and more memory than the Palm V device.

  The Palm VII, which integrates wireless communications functionality, is the first device in our newest product family. The Palm VII device builds on the features of our other product families by adding wireless access to Internet content, enterprise data, e-mail, messaging and e-commerce services such as online shopping, auctions and stock trading. The Palm VII device incorporates our web-clipping technology, which presents Internet content and enterprise data in a format optimized for handheld devices. We believe the wireless connectivity of the Palm VII device makes it particularly well-suited for the enterprise market as it allows mobile employees to access enterprise data remotely. In order for users of the Palm VII device to access Internet content, they currently must subscribe to our Palm.net access service.

  As part of our enterprise market strategy, we have entered into an agreement with Oracle to bundle OracleLite with our developer kit. This bundled product allows mobile customers in the enterprise market to use a Palm device to gain access to enterprise databases while working remotely. Similarly, we support efforts by companies such as PeopleSoft, Remedy and SAP to enable enterprise users to access their database information with Palm devices. We are also developing the Palm Ethernet Cradle for enterprise customers. This product allows Palm device users to connect directly to an enterprise's local area network from various locations throughout the enterprise. The Palm Ethernet Cradle is scheduled to be available in February 2000.

  We also market and resell peripherals and accessories such as modems, leather cases, colored flip covers and other fashion accessories for our products.

  Palm Platform. Our Palm platform, which integrates a number of components around the Palm OS operating system, is the foundation for Palm devices as well as for devices manufactured by our licensees. Our objective is to establish the Palm platform as the industry standard for handheld computing devices and other information appliances.

  The Palm platform consists of several components:

  .  the Palm OS operating system;

  . the Palm user interface, which enables users to interact with the Palm device, and application programming interfaces, which allow developers to write applications that run on devices based on the Palm platform;

  . standard personal information management applications, including datebook, address book, to-do list, memo pad, calculator and expense management functions;

  . development tools, including developer kits that enable third party developers to develop applications and licensee kits with hardware reference designs that enable licensees to design devices around the Palm OS operating system;

  . HotSync data synchronization technology, which enables a handheld device to synchronize information with personal computers or enterprise databases;

  . Graffiti script recognition technology, which enables users to input script data directly through our pen-based user interface; and

  . Web-clipping software, which allows content providers to present and users to receive Internet or enterprise data in a format optimized for handheld computing devices.

  The Palm platform has been optimized for handheld devices where instant access to information, low power consumption and wireless capabilities are important. These attributes have important benefits for Palm, our developers and our licensees.

  The Palm platform offers a variety of benefits to developers of handheld devices. The Palm platform software code is designed to allow applications to run quickly and reliably. It minimizes power, processing and memory requirements without sacrificing performance, which in turn reduces component costs for manufacturers. These attributes helped us to design the Palm V with its slim form factor and will allow our licensees, such as Nokia and Sony, to design products that allocate more processing resources to new applications rather than to running a complex operating system. In addition, the architecture of the Palm platform enables the addition of peripheral devices and software libraries, which broadens the functionality of the device.

  The Palm platform provides application developers with significant design flexibility. The combination of simpler application programming interfaces and a modular code architecture enables developers to quickly and easily learn to program for the Palm platform. In addition, we share select parts of our source code to enable developers to optimize the interface of their applications with the Palm platform.

  The modular architecture of our Palm platform also provides benefits for our licensees. We design separations between our software layers and the underlying basic code, or kernel, and the hardware reference design specific to our Palm devices. This separation breaks the Palm platform into easily configurable components, promoting innovation and broadening its appeal to manufacturers of different information appliances. This separation allows components of the Palm platform to be modified and replaced to allow the Palm OS operating system to run on a variety of handheld hardware devices.

  Significant market acceptance of Palm platform-based devices is attracting an increasing number of licensees. In October 1998, Symbol Technologies introduced the first device based on the Palm platform incorporating bar code scanning capabilities. Symbol has since introduced other products incorporating wireless local area network access and rugged packaging. These products are targeted as vertical solutions for retail, transportation, parcel and postal delivery, manufacturing and healthcare. Other licensees of the Palm platform include QUALCOMM, a maker of digital mobile phones, which has introduced its pdQ digital smart phone combining the functionality of the Palm handheld device with a mobile phone, and Handspring, a maker of handheld devices branded as Visor which are targeted at consumers.

  Internet Services and Applications. We have developed two groups of products and services to address the opportunities created by the emergence of the
Internet: Palm.net and Palm.com.

  In 1999, we introduced Palm.net, a subscription-based wireless access service that enables Palm users to access web-clipped content on the Internet. We currently offer pre-paid access packages from $9.99 to $39.99 per month and charge additional amounts for network usage in excess of the pre-paid package. The Palm VII device currently comes with nine pre-installed web-clipping applications. In addition, users receive a CD-ROM which contains an additional 14 web-clipping applications that can be installed on the device. Palm.net is also the name of Palm's web-clipping destination site, which offers links to more than 150 additional sites that users can download to their devices as well as customer support, technical support, coverage maps and account information. For example, Palm VII users can access Fidelity.com or E*Trade to get real-time stock quotes, UPS.com to monitor package delivery, ESPN.com to check sports scores, WSJ.com to get news or business headlines and Travelocity to check airline flight times and delays.

  Palm.net also serves as a resource for both content publishers and third party developers. Content publishers can post links to their own websites that are web-clipping enabled. In addition, developers can post applications on Palm.net for use on wireless-enabled Palm devices. As wireless and Internet technologies advance, we intend to expand the geographical coverage of the Palm.net network, which currently covers over 260 metropolitan areas in the United States, and expand the content and application offerings available through Palm.net.

  Palm.com was established as a means to increase our contact with our end users, customers and third-party developers. Visitors to Palm.com can purchase Palm devices, accessories and peripherals as well as download Palm software upgrades and link to third-party software. They can also find product and customer support information and explore links to other Palm-related websites. Palm.com also offers important support resources for developers. Developers can use Palm.com to register with Palm, obtain access to software development tools and obtain technical support.

Strategic Alliances

  Beginning in 1999, we expanded our strategy of licensing the Palm platform to manufacturers of other handheld information appliances and working with other companies to expand the use of applications running on the Palm platform. We recently announced the following strategic alliances:

  Nokia. In October 1999, we entered into a licensing and joint development agreement with Nokia to create a new pen-based mobile phone platform that integrates telephony and data applications with personal information management applications. The agreement provides that the jointly developed mobile phone platform will integrate the user and application interface components of the Palm platform with know-how supplied by Nokia, with the intention that applications currently available for the Palm platform will be supported by the new platform. Pursuant to the agreement, Nokia has a non-exclusive, royalty-bearing license to use the jointly developed platform. Concurrent with this offering, Nokia has agreed to purchase shares of common stock equal to the lesser of $80 million or 1 1/2% of our capital stock.

  Sony. In November 1999, we entered into a non-exclusive, royalty-bearing licensing and joint development agreement with Sony Corporation to enable Sony to create new handheld consumer electronics products with next generation audio-visual functionality. Pursuant to the agreement, we will develop extensions to the Palm platform that incorporate Sony's Memory Stick application programming interface technology for use in the new devices. The agreement also provides us with the right to license the Memory Stick technology as incorporated in the Palm platform to third parties.

  Sun Microsystems. In June 1999, we jointly announced with Sun Microsystems our intention to integrate Sun's Java technology with the Palm platform. In addition, we jointly announced with Sun in October 1999 the availability of Sun's consulting services to help deliver enterprise applications and capabilities for handheld devices based on the Palm platform through the newly formed Sun.Com Consulting practice.

  America Online. In December 1999, we entered into a non-binding memorandum of understanding with America Online pursuant to which the parties intend to establish a strategic relationship aimed at offering mobile consumer Internet services for Palm platform-based handheld device users. The memorandum is non-binding and there can be no assurance that the parties will be able to enter into a definitive, binding agreement regarding this relationship. Additionally, concurrent with this offering, America Online has agreed to purchase shares of common stock equal to the lesser of $80 million or 1 1/2% of our capital stock.

  Motorola. In December 1999, we entered into a non-binding memorandum of understanding with Motorola pursuant to which the parties intend to conclude a definitive license agreement in which Motorola will license the Palm OS operating system software to develop wireless products. In addition, the parties intend to conclude development and license agreements pursuant to which the capabilities of the Palm OS operating system software would be expanded so that Motorola could develop new categories of products and enter new markets. The memorandum is non-binding and there can be no assurance that the parties will be able to enter into a definitive, binding agreement regarding this relationship. Additionally, concurrent with this offering, Motorola has agreed to purchase shares of common stock equal to the lesser of $65 million or 1 1/2% of our capital stock.

  International Business Machines. In January 2000, we entered into a non-binding memorandum of understanding with IBM pursuant to which the parties intend to enter into a definitive agreement or set of agreements to integrate, develop, market and deploy Palm and IBM products and services in the enterprise market. The memorandum is non-binding, and we may not be able to enter into one or more definitive, binding agreements with IBM regarding this relationship.

Developer Community

  The combination of our large user base and the open architecture of the Palm platform has attracted a large and growing community of third party developers who create software applications, peripherals and accessories for Palm devices and Palm platform-based products. The diverse offerings from this third-party developer community in turn broaden the user appeal of our devices and other products based on the Palm platform. As of December 31, 1999, more than 33,000 developers had registered to create applications for the Palm platform. In addition, over 6,900 applications are currently available in a broad range of categories, including contact and schedule management, e-mail and Internet communications, sales force and field automation, personal productivity, groupware, financial management and games. Developers of several major applications, such as IBM's Lotus Organizer, Symantec's ACT! and QUALCOMM's Eudora Internet e-mail software, have enabled these applications to be synchronized with our devices. We have hosted three developer conferences with attendance growing from approximately 380 in 1997 to 2,000 in 1999 and have begun hosting these conferences internationally in Tokyo, London and Munich.

Sales and Marketing

  We sell to our end users primarily through distributors, retailers and resellers. In the United States, we currently sell directly to six distributors, 14 retailers and eight regional resellers. We also use our dedicated enterprise sales force to market Palm products directly to enterprises which then purchase devices through one of our other sales channels. We also sell directly to consumers through our Palm.com website.

  In the United States, distributors represent our largest sales channel. These distributors generally sell to retailers on a national basis and include large distributors targeting Internet retailers such as Buy.com. The retail channel is our second largest United States distribution channel and encompasses office supply and consumer electronics retailers and catalog and mail order companies. Retailers primarily sell Palm devices to individuals, small businesses, small offices and home offices. This channel is currently our fastest growing area of distribution.

  In Europe and the Pacific Rim, we currently sell our product exclusively through distributors. We have approximately 111 international distributors, of which approximately 88 are in Europe and 23 are in the Pacific Rim. In addition, 3Com currently resells our products into the Canadian and Latin American markets.

  We believe there is a significant opportunity to expand the Palm economy by selling device products through third parties such as IBM and Franklin Covey that sell customized versions of our products under their own brand. We believe by developing specialized and customized products that are re-branded and re-sold by these third parties, we can quickly and cost effectively enter new geographic and specialized vertical markets, or expand our penetration into existing markets such as the enterprise. Our strategy is to select established enterprise companies that have significant market presence or access to new markets that can be more efficiently developed and managed by these third parties than by us. For example, IBM sells Palm-based products in the enterprise market branded as the IBM WorkPad PC Companion in the United States, Europe, Japan, Latin America and Asia. We have entered into a relationship with Franklin Covey to provide a series of devices based on the Palm III, V and VII products sold to both the consumer and enterprise markets based on its popular time and life management planning concepts. We jointly developed with Supra, the largest provider of lock boxes for the real-estate industry, an electronic key embedded in Palm devices for accessing their lock boxes and specialized realtor productivity software.

  We build awareness of our products and the Palm brand through mass-media advertising, targeted advertising, public relations efforts, in-store promotions and merchandising and through our Palm-branded Internet properties. We also receive extensive feedback from our end users, the third-party developer community and our channel customers through market research. We use this feedback to continually refine our product development as well as the position and assortment of our products in our sales channels.

Customer Service and Support

  We believe that customer service and technical support are essential parts of the sales process in our industry. In order to provide high levels of customer service, senior management and assigned account managers work closely with our distributor, retailer, reseller and enterprise customers. We believe these relationships enable us to improve customer satisfaction and develop products to meet specific customer needs. For our enterprise customers we provide a variety of support offerings including a training program for the enterprise help-desk, website, e-mail and telephone troubleshooting, as well as a program to provide refurbished units to enterprises needing replacement devices. Individual consumers also have access to website, e-mail and telephone support. We outsource our customer service, technical support and product repairs to regionally-based third parties.

Product Development and Technology

  Our engineering department consists of a device design group and a separate Palm platform team. Our product development efforts are focused on both improving the functionality of our existing products and developing new products. We believe the industrial design of our products has played an important role in our success. We intend to continue to identify and respond to the needs of our customers by introducing new product designs with an emphasis on innovations in the utility, simplicity, wearability, mobility, style and ease of use of our products and services.

  To identify and develop technologies for the next generations of Palm devices, we use parallel development teams to avoid schedule dependency from one product to the next. At the same time, these parallel development teams share results to avoid duplication of effort. As a result, we have a rapid product development cycle that targets releasing new versions of products approximately every six months to coincide with the summer and winter selling seasons and introducing new generation products approximately every 12 months. In addition, our Palm platform software engineering group works both on refining the Palm platform for our Palm-branded devices and on coordinating development efforts with our licensees.

  We have four design centers, each of which focuses on different aspects of our products, such as wireless connectivity, flexibility and wearability. For example, our design center in Bellevue, Washington developed the technology that enabled the wireless connectivity of the Palm VII product, and our design center in Santa Clara, California was responsible for the improvements in wearability of the Palm V product. We have additional design centers in Rolling Meadows, Illinois and Montpellier, France.

  We believe that our success will depend, in part, on our ability to develop and introduce new products and enhancements to our existing products. In the past we have made, and intend to continue to make, significant investments in research and development. Our research and development expenditures totaled approximately $46.0 million in fiscal 1999, $21.9 million in fiscal 1998 and $13.4 million in fiscal 1997. As of December 31, 1999, we had 263 people engaged in research and development activities.

Manufacturing and Supply Chain

  We currently outsource all of our manufacturing operations to Manufacturers' Services Limited and Flextronics. This outsourcing extends from prototyping to volume manufacturing and includes activities such as material procurement, final assembly, test, quality control and shipment to our customers. Manufacturers' Services Limited currently assembles Palm devices for us at its Utah facility which it recently purchased from 3Com. Flextronics currently assembles Palm devices at its facilities in Mexico, California and Malaysia. Our outsourced manufacturing strategy allows us to:

  .  minimize our capital expenditures;

  .  conserve the working capital that would be required to fund inventory;

  .  adjust to manufacturing volumes quickly to meet changes in demand; and

  .  operate without dedicating any space to manufacturing operations.

  We believe that additional assembly line efficiencies are realized due to our product architecture and our commitment to process design. The components that make up our devices are supplied by a number of vendors such as AMD, Fujitsu and Toshiba, who each supply DRAM memory chips, and Motorola, the supplier of our microprocessor. Although we generally use standard components for our products and try to maintain alternative sources of supply, some key components, such as the Motorola microprocessors we use, are purchased from sole or single source suppliers for which alternative sources are not currently available in the quantities and at the prices we require. Key components of our handheld device products that we obtain from sole and single source suppliers include displays, power supply integrated circuits, digital signal processors, Motorola microprocessors, crystals and several radio frequency and discrete components. We obtain displays from Sharp, integrated circuits from Anadigics, Analog Devices, Burr Brown, Fairchild, Linear Tech, Linfinity, Lucent, Maxim, Micro Linear, Motorola, Seiko Epson, Sharp, Siemens, Toko and others, digital signal processors from Lucent, discrete components from Murata, Coilcraft, Sumida Electronics and Toko and crystals from KDS and Murata.

Competition

  We compete in the handheld device, operating system and Internet services markets. The markets for these products and services are highly competitive. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than us to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

  Our devices compete with a variety of handheld devices, including pen- and keyboard-based devices, mobile phones and subnotebook personal computers. Our principal competitors include Casio, Compaq, Hewlett-Packard, Psion and Sharp as well as licensees of our Palm platform such as Handspring and TRG. We believe the principal competitive factors impacting the market for our handheld devices are functionality, features, operating system performance, styling, availability, brand and price. We believe that we compete more favorably than many of our current competitors with respect to some or all of these factors due to our operating history, greater number of customers, greater number of third-party software application and greater brand recognition.

  Our Palm platform competes primarily with operating systems such as Microsoft's Windows CE operating system for handheld personal computers and Symbian's EPOC operating system for wireless communication devices. We believe that the principal competitive factors affecting the market for operating systems are the overall number of end users, technological features and capabilities of the operating system, number and quality of third-party applications available for use on the operating system, architecture of the operating system and relative ease of developing compatible applications. We believe that we compete more favorably than many of our current competitors with respect to some or all of these factors due to our operating history, greater number of customers, greater number of third-party software application and greater brand recognition. In our licensing activities, our Palm platform also competes with the proprietary operating systems of our potential licensees.

  While it currently has no directly analogous competitors, the Palm VII device and our wireless Internet access service compete with a variety of alternative technologies and services. Mobile phone manufacturers and service providers including Nokia, Motorola and Sprint have recently introduced mobile phones which offer Internet connectivity. We expect that the trend toward integrating Internet connectivity into a diverse set of devices will continue to accelerate as industry standards emerge. Our subscription-model access business also competes indirectly with other providers of Internet access, ranging from dedicated Internet service providers such as America Online and Earthlink to local phone companies. In addition, although we currently supply Internet access to Palm VII subscribers through our Palm.net service, competing Internet access solutions may be developed to enable connectivity through wireless-enabled Palm devices outside our Palm.net service.

Intellectual Property

  Our software, hardware and operations rely on and benefit from an extensive portfolio of intellectual property. We currently have 13 United States patents issued for our technology and we have 61 United States patent applications pending. We also have 3 foreign patents issued and 25 foreign patent applications pending.

  We own a number of trademarks, including Palm, Palm III, Palm V, Palm VII, Palm OS, Palm Computing, PalmSource, HotSync, Graffiti, Simply Palm and Palm.net. We are currently engaged in litigation against other parties to enforce our rights to these trademarks, the protection of which is important to our reputation and branding. We also own copyrights to the Palm platform and our software development applications.

  We license a number of technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from parties with specific expertise is an effective means of expanding the features and functionality of our products.

  In addition to our Palm platform, we also license development applications to third-party developers of compatible products, services and applications to increase the functionality of devices based on the Palm platform. In addition, we have licensed software that enables numerous website hosts, including ABC News, Bank of America, Dow Jones, ESPN, E*Trade, Fidelity.com, Fodor's, MasterCard, Merriam-Webster, MovieFone, Starbucks, TheStreet.com, UPS, USA Today, VISA, The Weather Channel and Yahoo!, to make their websites accessible by devices based on the Palm platform using our web-clipping technology.

  We rely on a combination of patent, trademark, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights.

Backlog

  We order finished products from our third-party manufacturers based upon our forecast of worldwide customer demand and in advance of receiving orders from our customers. Orders are generally placed by our customers on an as-needed basis and products are shipped as soon as possible after receipt of an order, usually within one to four weeks. With very few exceptions, orders may be canceled or rescheduled by the customer without penalty.

Employees

  As of December 31, 1999, we had a total of approximately 652 employees, of which approximately 77 were in supply chain and service and support, 263 were in engineering, 249 were in sales and marketing and 63 were in general and administrative activities. Our future performance depends, in significant part, upon our ability to attract new personnel and retain existing personnel in key areas including engineering, technical support and sales. Competition for personnel is intense, especially in the San Francisco Bay Area where we are headquartered, and we cannot be sure that we will be successful in attracting or retaining personnel in the future. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

  We occupy approximately 160,000 square feet of leased space in Santa Clara, California. The lease of this facility is terminable with six-months notice beginning in July 2001 and expires in July 2002. In addition to our principal office space in Santa Clara, California, we also lease research and development facilities in Bellevue, Washington, Rolling Meadows, Illinois and Montpellier, France and sales and support offices internationally in Winnersh, United Kingdom and La Defense, France. We believe that existing facilities are adequate for our needs through calendar year 2000 and are currently in the process of locating additional space to meet our expected requirements thereafter. If we require additional space, we believe that we will be able to secure such space on commercially reasonable terms without undue operational disruption.

Legal Proceedings

  On April 28, 1997, Xerox Corporation filed suit against U.S. Robotics Corporation and U.S. Robotics Access Corp. in the United States District Court for the Western District of New York. The case is now captioned: Xerox Corporation v. U.S. Robotics Corporation, U.S. Robotics Access Corp., Palm Computing, Inc. and 3Com Corporation, Civil Action No. 97-CV-6182T. The complaint alleges willful infringement of a Xerox United States patent, relating to computerized interpretation of handwriting. The complaint seeks unspecified damages and injunctive relief. Xerox has asserted that Graffiti software and certain of our products infringe the patent. On June 25, 1999, the Court stayed the action pending reexamination of the patent by the U.S. Patent and Trademark Office. On December 15, 1999, we received a Notice of Intent to Issue Reexamination Certificate from the United States Patent and Trademark Office stating that the reexamination has been terminated and that a certificate will be issued in due course. The notice stated that the certificate will indicate that there will be no changes to the patent specification or drawing and that all claims of the patent will be confirmed without any changes. On January 18, 2000, the court held a status hearing during which it lifted the stay of the action and established that all of the parties' briefs relating to motions for summary judgment would be filed with the court by April 28, 2000. We anticipate that oral argument on these motions will be heard thereafter. No trial date has been set. In connection with our separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, we will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

  On July 22, 1999, we filed a copyright infringement action against Olivetti and CompanionLink in the United States District Court for the Northern District of California and obtained a preliminary injunction against further distribution, sale, import or export of Olivetti Office USA's "Royal daVinci" handheld device and the daVinci OS Software Development Kit, distributed by CompanionLink Software, Inc. The injunction is to remain in effect pending the outcome of the lawsuit. We also initiated a copyright infringement action in Hong Kong on July 21, 1999, against EchoLink Design Ltd., the company responsible for developing the operating system software contained in the daVinci products. The High Court of the Hong Kong Special Administrative Region issued an order the same day restraining EchoLink from further copying, distribution, sale, import or export of Palm OS operating system source code or EchoLink's "NEXUS OS" source code, which we maintain infringes our copyrights.

  On December 13, 1999, WaveWare Communications, Inc. filed suit against 3Com, Palm and others in the Superior Court of California, San Mateo County. The case is captioned WaveWare Communications, Inc. v. 3Com Corporation; Palm Computing, Inc.; and Mark Bercow, No. 411331. The complaint alleges breach of contract, constructive fraud, fraud and deceit, negligent misrepresentation, misappropriation of assets and trade secrets, unfair competition, unjust enrichment and intentional interference with economic advantage in connection with our and 3Com's discussions with WaveWare concerning WaveWare's potential acquisition by 3Com. The complaint seeks unspecified monetary damages and injunctive relief. We have not yet responded to the complaint. To date, no trial date has been set, and no discovery has been exchanged. In connection with our separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, we will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

  On December 27, 1999, Telxon Corporation and Penright! Corporation filed a complaint in the U.S. District Court for the Northern District of Ohio, Eastern Division (Case No. 1:99CV3157) against 3Com and Palm alleging copyright infringement, unfair competition and theft of trade secrets. The plaintiffs allege that the Palm OS operating system contains graphical user interface software copied from the plaintiffs' software. The complaint seeks unspecified compensatory and treble damages and to enjoin, among other things, distribution and sales of the Palm OS operating system. We are in the preliminary stages of investigating the allegations contained in the complaint. To date, no trial date has been set, and no discovery has been exchanged. In connection with our separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, we will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

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

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

  Set forth below is information concerning our directors and executive officers and their ages as of January 25, 2000.

          Name           Age                          Position
          ----           ---                          --------
Directors and Executive
 Officers:
Carl J. Yankowski.......  51 Chief Executive Officer and Director
Eric A. Benhamou........  44 Director
James L. Barksdale......  57 Director
Gordon A. Campbell......  55 Director
Susan G. Swenson........  51 Director
Alan J. Kessler.........  42 President
Judy Bruner.............  41 Senior Vice President and Chief Financial Officer
Stephen Yu..............  34 Vice President, General Counsel and Secretary
Key Employees:
Mark Bercow.............  39 Vice President, Strategic Alliances & Platform Development
Gregory S. Rhine........  42 Vice President, Worldwide Sales
Peng K. Lim.............  37 Vice President, Worldwide Product Engineering
Daniel S. Keller........  43 Vice President, Platform Engineering
Dinesh Raghavan.........  45 Vice President, Global Supply Chain Operations
Charles Yort............  41 Vice President, Enterprise
Byron Connell...........  39 Vice President, Product Marketing
Stewart Gill............  48 Vice President, Human Resources
Philippe Morali.........  38 Vice President, Mergers and Acquisitions
Robert Harvey...........  47 Senior Director, Palm.net Services
David de Valk...........  30 Director, Global Service and Support

   Carl J. Yankowski has been our Chief Executive Officer and one of our directors since December 1999. From September 1998 to December 1999, Mr. Yankowski was Executive Vice President of Reebok International Ltd. and President and Chief Executive Officer of the Reebok Division. From November 1993 to January 1998, Mr. Yankowski was President and Chief Operating Officer of Sony Electronics Inc., a subsidiary of the Sony Corporation. Mr. Yankowski holds a Bachelor of Science degree in electrical engineering from the Massachusetts Institute of Technology as well as a Bachelor of Science degree in management which he earned concurrently from MIT's Sloan School of Management. Mr. Yankowski also serves as a director of Safeguard Scientifics and Avidyne, Inc., and he is a member of the board of advisors of Boston College Business School.

  Eric A. Benhamou has served as one of our directors since September 1999. Mr. Benhamou has been 3Com's Chief Executive Officer since September 1990 and also served as 3Com's President from April 1990 through August 1998. Mr. Benhamou has been 3Com's Chairman of the Board of Directors since July 1994. Mr. Benhamou served as 3Com's Chief Operating Officer from April 1990 through September 1990. From October 1987 through April 1990, Mr. Benhamou held various general management positions within 3Com. Mr. Benhamou also serves as Chairman of the Board of Cypress Semiconductor, Inc. and as a director of Legato Systems, Inc. Mr. Benhamou is a member of President Clinton's Information Technology Advisory Council.

  James L. Barksdale has served as one of our directors since September 1999. Mr. Barksdale has been a managing partner at The Barksdale Group since he founded it in April 1999. Prior to that, he served as President, Chief Executive Officer and a director of Netscape Communications Corporation, an Internet browser company, from January 1995 to April 1999. Previously,

Mr. Barksdale had been President and Chief Executive Officer of AT&T Wireless Services since September 1994. From 1992 to September 1994, Mr. Barksdale had been employed as President and Chief Operating Officer of McCaw Cellular Communications, Inc., and from 1979 to 1992 by Federal Express Corporation. Mr. Barksdale also serves as a director of Robert Mondavi Corporation, Sun Microsystems, Inc., America Online, Inc., Liberate Technologies,
Homegrocer.com, Inc. and Respond.com, Inc.

  Gordon A. Campbell has served as one of our directors since September 1999. Mr. Campbell is the founder and, since 1993, has been President and Chairman of the Board of Techfarm, Inc., a company formed to launch technology-based start-up companies. Mr. Campbell was the founder of CHIPS and Technologies, Inc., a company that designs and distributes very large scale integrated circuit products, and served as its President and Chief Executive Officer from December 1984 until November 1993, and as its Chairman of the Board from December 1984 until November 1995. Mr. Campbell also serves as a director of Bell Microproducts, Inc., Chairman of the Board of 3D/Fx Interactive Inc. and Chairman of the Board of Cobalt Networks, Inc.

  Susan G. Swenson has served as one of our directors since October 1999. Ms. Swenson is President and Chief Operating Officer of Leap Wireless International, Inc. and Chief Executive Officer of Cricket Communications, Inc. since July 1999. Ms. Swenson has also been a director of Leap since July 1999. From March 1994 to July 1999, Ms. Swenson served as President and Chief Executive Officer for Cellular One, a joint venture between AirTouch/Vodafone and AT&T Wireless. Ms. Swenson is also a director of Wells Fargo Bank, General Magic and Working Assets.

  Alan J. Kessler has been President of Palm since June 1999. From April 1998 to June 1999, Mr. Kessler was Senior Vice President of Global Customer Service for 3Com. From July 1997 to April 1998, Mr. Kessler was Senior Vice President of Worldwide Enterprise Sales and Service for 3Com. From October 1985 to July 1997, Mr. Kessler held a variety of sales and marketing management positions at 3Com, including Vice President of 3Com's North America System Sales, Vice President and General Manager of 3Com's Internetworking Product Group and a Director of Marketing with responsibility for key network communication product lines. Mr. Kessler holds a Master of Business Administration degree from the University of California, Berkeley and a Bachelor of Science degree in business, with honors, from San Jose State University.

  Judy Bruner has served as Senior Vice President and Chief Financial Officer of Palm since September 1999. From April 1998 to September 1999, Ms. Bruner was Vice President and Corporate Controller at 3Com. From October 1996 to April 1998, Ms. Bruner was the Vice President, Finance for 3Com's Enterprise Systems Business Unit. From June 1995 to October 1996, she served as 3Com's Vice President and Corporate Treasurer. From April 1988 to June 1995 Ms. Bruner served in a variety of 3Com financial management positions including Corporate Treasurer. Prior to joining 3Com, Ms. Bruner most recently served as the Vice President and Chief Financial Officer for Ridge Computers Inc., a privately held company that designed and manufactured computer systems. She was with Ridge Computers Inc. from December 1984 until April 1988. From July 1980 to December 1984, Ms. Bruner held a variety of accounting and finance positions at Hewlett-Packard Company. Ms. Bruner holds a Bachelor of Arts degree in economics from the University of California, Los Angeles and a Master of Business Administration degree from Santa Clara University.

  Stephen Yu has served as Vice President, General Counsel and Secretary since September 1999. From November 1994 to September 1999, Mr. Yu held various positions within the 3Com legal department, most recently serving as 3Com's Legal Director, Business Development and West Coast Product Operations. From September 1990 to November 1994, Mr. Yu was an associate attorney with Gray Cary Ware & Freidenrich, a law firm located in Palo Alto, California. Mr. Yu received a Juris Doctor degree cum laude from Georgetown University Law Center and a Bachelor of Science degree in electrical engineering from Purdue University.

  Mark Bercow has been Palm's Vice President, Strategic Alliances and Platform Development since July 1997. Prior to joining Palm, from January 1997 to July 1997, he was Director of Marketing for the Cable Access Products Division of 3Com. From September 1995 to September 1996, Mr. Bercow was Vice President, Marketing and Business Development at FirstFloor Software, Inc. From September 1994 to September 1995 he was the General Manager of the David Systems subsidiary of Chipcom Corporation and from September 1993 to September 1994, he was Acting Vice President, Marketing at Chipcom Corporation. Prior to joining Chipcom, Mr. Bercow was Group Manager, Marketing at Sun Microsystems, Inc. He holds a Bachelor of Science degree in business administration from California State University, Northridge.

  Gregory S. Rhine has served as Palm's Vice President of Worldwide Sales since June 1999. From October 1997 to May 1999, Mr. Rhine served as Vice President and General Manager for VeriFone, Inc., a division of Hewlett-Packard Company. From January 1997 to September 1997, Mr. Rhine was Vice President of American Channel Development and Sales at Apple. From May 1988 to December 1996, Mr. Rhine held a variety of sales and management positions at Apple, including Senior Director U.S. Distribution Sales, Director, Value Added Reseller (VAR) sales, and Regional Sales Manager. Prior to Apple, from July 1979 to April 1988, Mr. Rhine worked for Olin Corporation in various areas of responsibility including business development and marketing. Mr. Rhine holds a degree in Business Administration from the University of Missouri and has completed graduate work at West Coast University and executive management programs at The Kellogg School of Business in Evanston, Illinois.

  Peng K. Lim has served as Vice President, Worldwide Product Engineering of Palm since April 1999. From June 1997 to March 1999, Mr. Lim served as Vice President, Engineering at Fujitsu Personal Systems Inc. From July 1996 to June 1997, he was Engineering Platform Director for Texas Instruments Incorporated. Mr. Lim was Director of Engineering for Zenith Data Systems Corporation from September 1993 to June 1996. Prior to that, Mr. Lim was Director of Engineering at Dauphin Technology, Inc. Mr. Lim received his Bachelor of Science degree and Master of Science degree in electrical engineering from University of Windsor in Canada and Master of Engineering Management from Northwestern University. Mr. Lim completed the executive management program at Stanford University.

  Daniel S. Keller has been Palm's Vice President of Platform Engineering since August 1999. From June 1998 to July 1999, Mr. Keller was Director, Product Engineering and from November 1997 to May 1998, he was Director, Corporate Solutions Engineering. Prior to joining Palm, from April 1996 to September 1997, Mr. Keller was Vice President of Product Development for Power Agent, Inc., an Internet company creating a large-scale, Internet system for bringing buyers and sellers together. From November 1991 to March 1996 he was Director of Development System Products at Taligent, Inc. From November 1980 to October 1991, Mr. Keller was at Apple Computer, Inc., where he held various positions in the development of Apple's system software, graphical human interface, development systems, and Japanese products. Prior to Apple, from June 1978 to October 1980, he worked in operating system engineering at Hewlett-Packard Company. Mr. Keller received his Bachelor of Science degree in computer engineering with high honors from the University of California, San Diego.

  Dinesh Raghavan joined Palm in October 1998 as Vice President, Global Supply Chain Operations. Prior to joining Palm, from May 1997 to September 1998.
Mr. Raghavan held the position of Director of Manufacturing Operations for the European Paging Subscriber Division of Motorola, Inc. based in Dublin, Ireland. From August 1977 to April 1997, Mr. Raghavan held various positions of increasing responsibility in development engineering and manufacturing management with Motorola. He holds a Bachelor of Technology degree in electrical engineering from the Indian Institute of Technology in Kanpur, India and a Masters in Business Administration degree from Nova University in Fort Lauderdale, Florida.

  Charles Yort has been Vice President, Enterprise for Palm since November 1999. From September 1998 to November 1999, Mr. Yort was the Senior Director of Palm Computing's enterprise sales team. Prior to joining Palm, from December 1996 to August 1998, Mr. Yort was the Director of Small Business Operations for 3Com. From September 1995 to November 1996, Mr. Yort was Director of Market Development for 3Com. Prior to joining 3Com, from June 1993 to August 1995, Mr. Yort was Marketing Manager for the PC Division of Inmac Corporation, a reseller of computer related products. From August 1981 to June 1993, Mr. Yort worked in various marketing, business development and engineering roles for Hewlett-Packard Company. Mr. Yort holds a Masters in Business Administration degree from Stanford University's Graduate School of Business, with concentrations in strategic management and finance. He earned a Bachelor of Science in engineering and Bachelor of Arts in economics from Princeton University.

  Byron Connell has been Vice President, Marketing since July 1999. From September 1998 to December 1999, Mr. Connell was Senior Director of Product Marketing for Palm and from July 1997 to August 1998, he was Director of Product Marketing. From December 1994 to July 1997, Mr. Connell was the Group Manager of Product Marketing for the Home Products Division of Hewlett- Packard Company. From February 1993 to December 1994, Mr. Connell was the Group Manager of Customer Requirements for Apple Computer, Inc. and from July 1988 to January 1993, he worked in a variety of sales, channel, and marketing management positions for Apple Computer, Inc. Mr. Connell holds a Bachelor of Science degree in Business Administration from the University of Southern California and a Master of Management degree in marketing, international business and management policy from the J.L. Kellogg Graduate School of Management at Northwestern University. As an international exchange student, Mr. Connell also studied at the Rotterdam School of Management Master of Business Administration program at Erasmus University, Netherlands.

  Stewart Gill has been Vice President, Human Resources for Palm since January 2000. Prior to joining Palm, from April 1995 to January 2000, Mr. Gill was Vice President, Corporate Human Resources for Quantum Corporation. From March 1993 to April 1995 he served as the Director of Compensation, Benefits, and HR Systems for Quantum Corporation. During 1992 he was Director, Corporate Human Resources at Compaq Computer. From December 1987 to December 1992 he was Director, Compensation Benefits, and HR Systems at Compaq Computer. From June 1973 to December 1987 Mr. Gill held a variety of positions in Human Resources with hardware and software technology companies, beginning with Motorola. Mr. Gill holds a Bachelor of Science degree in education with a concentration in psychology from Kent State University, where he graduated with honors.

  Philippe Morali has served as Vice President, Mergers and Acquisitions since February 2000. Prior to joining Palm, from May 1998 to January 2000, Mr. Morali was the Director of Corporate Development for 3Com. Prior to joining 3Com, from May 1987 to April 1998, Mr. Morali worked in various finance, sales and corporate development roles for Hewlett-Packard Company, in Europe and in the United States. Mr. Morali holds a Masters in Business Administration degree from the Columbia University Graduate School of Business, with a concentration in finance and international business. He received a Bachelor of Arts degree in management from the University of Geneva, Switzerland.

  Robert Harvey has served as Director, Palm.net since December 1997. From November 1983 to November 1997, Mr. Harvey held a variety of manufacturing and operations positions at Apple Computer, Inc., including Director of Mobile Computing Operations from May 1995 to November 1997. From October 1973 to October 1983, Mr. Harvey worked with the Palo Alto Police Department, most recently serving as Captain, Uniform Division. Mr. Harvey holds a Bachelor of Science degree in sociology from the University of Santa Clara and a Masters of Public Administration from California State University, Hayward.

  David de Valk has been Director of Customer Service since October 1999. From September 1998 to October 1999, Mr. de Valk served as Director, e-Business Strategy and Architecture for 3Com Global Customer Service. From June 1997 to September 1998, Mr. de Valk held several senior service positions in 3Com Global Customer Service, most recently Director, Network Solutions Services. From September 1991 to June 1997, Mr. de Valk worked in various Technical Support positions including Manager, Applications Engineering for U.S. Robotics Corporation. Mr. de Valk attended Eureka College.

Board Structure and Compensation

  Our board of directors is divided into three classes serving staggered three-year terms. Mr. Yankowski's initial term will expire in 2000. Mr. Campbell's and Ms. Swenson's initial terms will expire in 2001. Messrs. Benhamou's and Barksdale's initial terms will expire in 2002.

  Non-employee directors will be paid an annual retainer equal to $20,000 and be eligible for stock option grants under the Director Plan at such times and in such amounts as are set forth in the Director Plan.

 Audit Committee

  Mr. Campbell and Ms. Swenson are members of our audit committee. Our audit committee reviews our auditing, accounting, financial reporting and internal control functions and makes recommendations to the board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, our compliance with foreign trade regulations as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee:

  . reviews and approves the scope of the annual audit and the independent accountant's fees;

  . meets independently with our internal auditing staff, our independent accountants and our senior management; and

  . reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

 Compensation Committee

  Messrs. Barksdale and Campbell are members of our compensation committee. Our compensation committee determines, approves and reports to the board on all elements of compensation for our elected officers including targeted total cash compensation and long-term equity based incentives.

Stock Ownership of Directors and Executive Officers

  All of our common stock is currently owned by 3Com, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of 3Com common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of 3Com common stock.

  The following table sets forth the number of shares of 3Com common stock beneficially owned on December 31, 1999 by each director, each of the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section below, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of 3Com common stock outstanding as of December 31, 1999 was 343,174,491.

                                                               Shares of 3Com
                                                             Beneficially Owned
                                                            --------------------
   Name of Beneficial Owner                                  Number   Percentage
   ------------------------                                 --------- ----------
   Carl J. Yankowski.......................................        --      *
   Eric A. Benhamou(1)..................................... 1,788,817      *
   James L. Barksdale(2)...................................   120,000      *
   Gordon A. Campbell(3)...................................    55,791      *
   Susan G. Swenson........................................        --      *
   Alan J. Kessler(4)......................................   179,716      *
   Judy Bruner(5)..........................................    77,943      *
   Stephen Yu(6)...........................................    11,278      *
   All directors and executive officers as a group......... 2,233,545      *

--------
 *  Represents holdings of less than one percent.

(1) Includes 1,377,505 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

(2) Includes 60,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999 and 60,000 shares are held by Mr. Barksdale and his spouse.

(3) Includes 55,791 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

(4) Includes 179,716 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

(5) Includes 75,922 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

(6) Includes 10,539 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

Executive Compensation

  The following table sets forth compensation information for the chief executive officer and the three other executive officers of Palm who, based on salary and bonus compensation from 3Com and its subsidiaries, were the most highly compensated for the year ended May 28, 1999. All information set forth in this table reflects compensation earned by these individuals for services with 3Com and its subsidiaries for the fiscal year ended May 28, 1999.

                           Summary Compensation Table

                                                       Long-Term
                                                      Compensation
                                          Annual      ------------
                                       Compensation      Awards
                                     ---------------- ------------
                                                       Securities   All Other
                                               Bonus   Underlying  Compensation
    Name and Principal Position      Salary($) ($)(1)  Options(#)     ($)(2)
    ---------------------------      --------- ------ ------------ ------------
Eric A. Benhamou, Chief Executive
 Officer and Director(3)...........   750,000      --   273,425       12,092
Alan J. Kessler, President.........   400,000      --    83,500       10,466
Judy Bruner, Senior Vice President
 and Chief Financial Officer.......   204,967  16,504    35,000        5,480
Stephen Yu, Vice President, General
 Counsel and Secretary.............   130,242   7,946    10,950        3,564

--------
(1) The amounts shown in this column reflect payments made under 3Com's company-wide profit-sharing plan. 3Com distributed these amounts at six-month intervals to all employees worldwide, other than those who are paid commissions, including executive officers, with the individual payments determined pro rata based on salary level.
(2) All other compensation includes group term life insurance premiums, payments made to reimburse a spouse's travel costs to 3Com events and 401(k) matching payments.
(3) Mr. Benhamou ceased serving as our Chief Executive Officer in December
    1999.

Grants of Stock Options

  The following table shows all grants of options to acquire shares of 3Com common stock to the executive officers named in the Summary Compensation Table in the fiscal year ended May 28, 1999.

                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                              % of Total                           Annual Rates of Stock
                             Number of      Options Granted                          Appreciation for
                             Securities         to 3Com     Exercise or               Option Term(4)
                         Underlying Options  Employees in   Base Price  Expiration ---------------------
Name                       Granted(#)(1)    Fiscal Year(2)   ($/Sh)(3)     Date      5%($)      10%($)
----                     ------------------ --------------- ----------- ---------- ---------- ----------
Eric A. Benhamou........      175,000               *         24.0000      6/1/08  $2,641,357 $6,693,718
                               54,675               *         25.5000      9/1/08     876,813  2,222,016
                               43,750               *         38.6875    11/30/08   1,064,453  2,697,534
Alan J. Kessler.........       52,500               *         24.0000      6/1/08     792,407  2,008,116
                               17,875               *         25.5000      9/1/08     286,658    726,448
                               13,125               *         38.6875    11/30/08     319,336    809,260
Judy Bruner.............       20,000               *         28.0625     7/22/08     352,967    894,488
                                8,000               *         20.4375     4/19/09     102,824    260,577
                                4,000               *         20.4375     4/19/09      51,412    130,288
Stephen Yu..............        6,000               *         28.0625     7/22/08     105,890    268,346
                                4,000               *         20.4375     4/19/09      51,412    130,288
                                  950               *         28.5000     5/19/09      17,027     43,151

--------
 *Less than one percent.

(1) All of the above options are subject to the terms of 3Com's 1983 Stock Option Plan or 1994 Stock Option Plan and are exercisable only as they vest. The options granted to each executive officer vest and become exercisable in equal annual increments over a four year period provided the optionee continues to be employed by us.

(2) Based on a total of 18,938,977 shares granted to all 3Com employees in fiscal 1999.

(3) All options were granted at an exercise price equal to the fair market value of 3Com's common stock on the date of grant.

(4) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent our estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions and the option holders' continued employment through the vesting period.

Exercises of Stock Options

  The following table shows aggregate exercises of options to purchase 3Com common stock in the fiscal year ended May 28, 1999 by the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section above.

                                                     Number of Securities          Value of Unexercised In-
                                                    Underlying Unexercised           The-Money Options at
                           Shares                Options at Fiscal Year-End(#)      Fiscal Year-End ($)(1)
                         Acquired on    Value    --------------------------------  -------------------------
          Name           Exercise(#) Realized($)  Exercisable      Unexercisable   Exercisable Unexercisable
          ----           ----------- -----------  -----------     ---------------  ----------- -------------
Eric A. Benhamou........   200,000   $8,625,498         1,162,398          516,175 $15,530,295   $678,786
Alan J. Kessler.........    30,000      810,894            98,840          187,500          --    206,305
Judy Bruner.............    10,000      185,625            63,151           51,585     433,874    302,344
Stephen Yu..............     3,200       79,400             7,186           16,679      20,438     81,750

--------
(1) Based on fair market value of $27.3125 per share as of May 28, 1999, the closing sale price of 3Com's common stock on that date as reported by the Nasdaq National Market System.

Employment Arrangements

  Mr. Yankowski serves as our Chief Executive Officer and as a director. Under the terms of his employment, Mr. Yankowski's annual base compensation is $600,000 and he is eligible for a target cash bonus of $600,000 per year. In addition, subject to board approval, Mr. Yankowski will receive an employee stock option grant equivalent in value to $48 million based on the price per share in this offering or no more than 2% of the shares outstanding at the time of this offering. This option will vest 25% per year over a period of four years and is subject to the terms and conditions of the 1999 Stock Plan. In the event that Mr. Yankowski is terminated for any reason other than cause during the first two years of his employment, he is entitled to receive continued salary payments and continued vesting of his stock option for a two-year period if the termination occurs within the first six months of his employment, an 18-month period if the termination occurs within the second six months, or a 12-month period if the termination occurs within the second year. Pursuant to a management retention agreement, Mr. Yankowski is entitled to severance benefits in the event that, within 24 months following a change of control, his employment is terminated involuntarily other than for cause, death or disability or by Mr. Yankowski voluntarily for good reason. These severance benefits include a severance payment of 200% of his salary and target bonus, continued employee benefits, pro-rated bonus payment, and full acceleration of vesting on Mr. Yankowski's stock options.

Treatment of 3Com Options

  We intend to assume substantially all of the 3Com options held by our employees on the distribution date. As of December 31, 1999, our employees held options to purchase 3,389,784 shares of 3Com common stock at a weighted average exercise price per share of $29.36. The price of 3Com common stock on that date was $47.00. These assumed options are expected to convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of 3Com options that convert into our options are expected to be adjusted using a conversion formula. The conversion formula is expected to be based on the opening per share price of our common stock on the first trading day after the distribution relative to the closing per share price of 3Com common stock on the last trading day before the distribution. The resulting options are expected to maintain the original vesting provisions and option periods.

Treatment of 3Com Restricted Stock

  Under the 3Com Restricted Stock Plan, some of our key employees were granted restricted stock awards. As of December 31, 1999, our employees held 39,000 unvested 3Com restricted shares. The unvested 3Com restricted shares held by our employees are expected to be forfeited on the distribution. We intend to provide our employees who forfeit 3Com restricted shares with replacement restricted shares of our common stock granted at the time of the distribution. The replacement restricted shares are expected to have substantially the same vesting provisions as the forfeited 3Com restricted shares.

Incentive Plans

 1999 Stock Plan

  Our board of directors adopted the 1999 Stock Plan, referred to as the "1999 Plan," in November 1999, and our stockholder initially approved our 1999 Plan in November 1999. Our 1999 Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

  Number of Shares of Common Stock Available under the 1999 Plan. As of January 27, 2000, a total of 20,000,000 shares of our common stock were reserved for issuance pursuant to the 1999 Plan. No options to acquire shares of our common stock were issued and outstanding as of that date. Our 1999 Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2001 fiscal year, equal to the lesser of 5% of our outstanding shares of common stock on that date, 25,000,000 shares or a lesser amount determined by our board.

  Administration of the 1999 Plan. Our board of directors or a committee of our board administers the 1999 Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

  Options. The administrator determines the exercise price of options granted under the 1999 Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the grant date. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must at least equal 110% of the fair market value on the grant date. The administrator determines the term of all other options.

  No optionee may be granted an option to purchase more than 3,000,000 shares in any fiscal year, except that in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 6,000,000 shares.

  After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

  Stock Purchase Rights. The administrator determines the exercise price of stock purchase rights granted under our 1999 Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

  Transferability of Options and Stock Purchase Rights. Our 1999 Plan generally doesn't allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

  Adjustments upon Merger or Asset Sale. Our 1999 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each option or stock purchase right. If following such an assumption or substitution, the holder of an option or stock purchase right is terminated without cause within 12 months following a change of control, then the vesting and exercisability of 50% of the then unvested shares subject to his or her option or stock purchase right shall accelerate. If the outstanding options or stock purchase rights are not assumed or substituted for in connection with a merger or sale of assets, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

  Amendment and Termination of our 1999 Plan. Our 1999 Plan will automatically terminate in 2009, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1999 Plan, provided it does not adversely affect any option previously granted under our 1999 Plan.

1999 Employee Stock Purchase Plan

  Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan, referred to as the "Purchase Plan."

  Number of Shares of Common Stock Available under the Purchase Plan. A total of 5,000,000 shares of our common stock will be made available for sale. In addition, our Purchase Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2001 fiscal year, equal to the lesser of 2% of the outstanding shares of our common stock on the first day of the fiscal year, 10,000,000 shares, or a lesser amount as may be determined by our board of directors.

  Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

  Eligibility to Participate. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if:

  . immediately after grant the employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . the employee's rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

  Offering Periods and Contributions. Our Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive and overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before March 31, 2002.

  Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant's base salary, and commission but excludes all other compensation paid to the participant. A participant may purchase a maximum of 4,000 shares during a 6-month purchase period.

  Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at either the beginning or end of an offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution or designation of a beneficiary as provided under the Purchase Plan.

  Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering periods then in progress will be shortened, and a new exercise date will be set prior to the merger or sale of assets.

  Amendment and Termination of the Purchase Plan. Our Purchase Plan will terminate in 2009. However, our board of directors has the authority to amend or earlier terminate our Purchase Plan, except that, subject to exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

1999 Director Option Plan

  Our board of directors adopted the 1999 Director Option Plan, referred to as the "Director Plan", in November 1999, and our stockholder initially approved the Director Plan in November 1999. The Director Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.


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  Number of Shares Available under the Director Plan. As of January 27, 2000, a total of 500,000 shares were reserved for issuance under the Director Plan. No options to acquire shares were issued and outstanding as of this date. Our Director Plan provides for annual increases in the number of shares of common stock available for issuance on the first day of each fiscal year, beginning with our 2001 fiscal year, equal to 500,000 shares or a lesser amount determined by our board.

  Options. All grants of options to our non-employee directors under the Director Plan are automatic. We will grant each non-employee director an option to purchase 40,000 shares upon the later of the effective date of the Director Plan and the date when such person first becomes a non-employee director, except for those directors who became non-employee directors by ceasing to be employee directors. In addition, all non-employee directors who have served for at least 6 months receive an option to purchase 25,000 shares on the date of each annual meeting of our stockholders at which the non-employee director is re-elected to our board of directors.

  All options granted under our Director Plan have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant. Each 40,000 share option becomes exercisable as to 33% of the shares subject to the option on each anniversary of the date of grant, and each 25,000 share option, becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided in each case the non-employee director remains a director on those dates.

  After termination as a non-employee director, an optionee must exercise his or her option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for a period of 3 months. However, an option may never be exercised later than the expiration of its term.

  Transferability of Options. A non-employee director may not transfer options granted to him or her under our Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise his or her options during his or her lifetime.

  Adjustments upon Change of Control. In the event of our merger with or into another corporation in which our stockholders before such transaction do not continue to hold at least 50% of the successor or resulting entity, a sale of substantially all of our assets and other transactions set forth in the Director Plan, the exercisability of each option granted under the Director Plan shall accelerate as to all of the shares subject to the option. The option will terminate following the change of control transaction.

  Amendment and Termination of the Director Plan. Unless terminated sooner, our Director Plan will automatically terminate in 2009. Our board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but none of those actions may adversely affect any grant made under the Director Plan.

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                       ARRANGEMENTS BETWEEN PALM AND 3COM

  We have provided below a summary description of the executed master separation and distribution agreement, along with the key related agreements, which we expect to be executed prior to the completion of this offering. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Master Separation and Distribution Agreement

  The master separation and distribution agreement contains the key provisions relating to our separation from 3Com, this offering and the distribution of our shares to 3Com stockholders.

  The Separation. The separation is scheduled to occur on or around February 26, 2000. The separation agreement will provide for the transfer to us of assets and liabilities from 3Com related to our business as described in this prospectus, effective on the separation date. The various ancillary agreements that are exhibits to the separation agreement and which detail the separation and various interim and ongoing relationships between 3Com and us following the separation date include:

  .  a general assignment and assumption agreement;

  .  technology, patent, and trademark ownership and license agreements;

  .  an employee matters agreement;

  .  a tax sharing agreement;

  .  a transitional services agreement

  .  a real estate matters agreement;

  .  a confidential disclosure agreement; and

  .  an indemnification and insurance matters agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements will govern. These agreements are described more fully below.

  The Initial Public Offering. Under the terms of the separation agreement 3Com will own at least 80.1% of our outstanding common stock following this offering and the private placements to America Online, Motorola and Nokia. We are obligated to use our reasonable commercial efforts to satisfy the following conditions to the consummation of this offering, any of which may be waived by 3Com:

  .  the registration statement containing this prospectus must be effective;

  .  United States securities and blue sky laws must be satisfied;

  . our common stock must be listed on the New York Stock Exchange or the Nasdaq Stock Market;

  . all our obligations under the underwriting agreement must be met or waived by the underwriters;

  . 3Com must own at least 80.1% of our stock and must be satisfied that the distribution will be tax-free to its United States stockholders;

  . no legal restraints must exist preventing the separation or this offering;

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  .  the separation must have occurred; and

  .  the separation agreement must not have been terminated.

  The Distribution. 3Com intends to, following consummation of this offering, distribute by December 1, 2000 the remaining shares of our common stock that 3Com holds to 3Com stockholders on a pro rata basis. We will prepare an information statement with 3Com and send it to 3Com stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics. 3Com may, in its sole discretion, change the distribution date. 3Com intends to consummate the distribution only if the following conditions are met, any of which may be waived by 3Com:

  . the Internal Revenue Service must issue a ruling that the distribution of Palm common stock will be tax-free to 3Com stockholders and that the transaction will qualify as a reorganization for United States federal income tax purposes;

  .  all required government approvals must be in effect;

  .  no legal restraints must exist preventing this distribution; and

  . nothing must have happened in the intervening time between this offering and the distribution that makes the distribution harmful to 3Com or its stockholders.

  Covenants Between 3Com and Palm. In addition to signing documents that transfer control and ownership of various assets and liabilities of 3Com relating to our business, we have agreed with 3Com to enter into additional transitional service agreements, exchange information, engage in auditing practices and resolve disputes in particular ways.

  Additional Transitional Service Agreements. 3Com and we will enter into transitional service agreements covering the provision of various transitional services, including financial, legal, accounting, customer service, human resources administration, supply chain, product order administration, facilities and information technology services by 3Com to us. These services will generally be provided for a fee equal to direct and indirect costs of providing the services plus 5%. The transitional service agreements will generally have a term of one year or less from the date of separation.

  Information Exchange. Both 3Com and we have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, both 3Com and we have agreed as follows:

  . Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

  . Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

  . Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

  Auditing Practices. So long as 3Com is required to consolidate our results of operations and financial position, we have agreed to:

  . not select a different independent accounting firm from that used by 3Com without 3Com's consent;

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  .  use reasonable commercial efforts to enable our auditors to date their opinion on our audited annual financial statements on the same date as 3Com's auditors date their opinion on 3Com's financial statements;

  . exchange all relevant information needed to prepare financial statements;

  .  grant each other's internal auditors access to each other's records; and

  .  notify each other of any change in accounting principles.

  Dispute Resolution. If problems arise between us and 3Com, we have agreed to the following procedures:

  . The parties will make a good faith effort to first resolve the dispute through negotiation.

  . If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

  . If mediation fails, the parties can resort to binding arbitration. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others.

  No Representations and Warranties. Neither party is making any promises to the other regarding:

  .  the value of any asset that 3Com is transferring;

  . whether there is a lien or encumbrance on any asset 3Com is transferring; or

  . the legal sufficiency of any conveyance of title to any asset 3Com is transferring.

  No Solicitation. Each party has agreed not to directly solicit or recruit employees of the other party without the other party's consent for two years after the distribution date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.

  Expenses. All of the costs and expenses related to this offering as well as the costs and expenses related to the separation and distribution will be allocated between us and 3Com. It is anticipated that we will bear the costs and expenses associated with this offering and 3Com will bear the costs and expenses associated with the distribution. We will each bear our own internal costs incurred in consummating these transactions.

  Termination of the Agreement. 3Com in its sole discretion can terminate the separation agreement and all ancillary agreements and abandon the distribution at any time prior to the closing of this offering. Both 3Com and Palm must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

General Assignment and Assumption Agreement

  The general assignment and assumption agreement identifies the assets 3Com will transfer to us and the liabilities we will assume from 3Com in the separation. The agreement also describes when and how these transfers and assumptions will occur.

  Asset Transfer. Effective on the separation date, 3Com will transfer inventory to us that it holds related to our business, to the extent that the inventory was, prior to the separation date, a 3Com asset.

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  Excluded Assets. The general assignment and assumption agreement also provides that 3Com will not transfer most accounts receivable related to our business.

  Assumption of Liabilities. Effective on the separation date, we will assume liabilities from 3Com, to the extent that these liabilities were, prior to the separation date, liabilities held by 3Com related to our business and except as provided in an ancillary or other agreement.

  Excluded Liabilities. The general assignment and assumption agreement also provides that we will not assume specified liabilities, including:

  .  most accounts payable;

  . any liabilities that would otherwise be allocated to us but which are covered by 3Com's insurance policies, unless we are a named insured under such policies; and

  .  other specified liabilities.

  The Non-United States Plan. The transfer of international assets and assumption of international liabilities will be accomplished through agreements entered into between international subsidiaries. The agreement acknowledges that circumstances in jurisdictions outside of the United States may require the timing of the international separation to be delayed past the separation date.

  Delayed Transfers. If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and liabilities will be transferred after the separation date.

  Terms of Other Ancillary Agreements Govern. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption.

  Obtaining Approvals and Consents. The parties agree to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

  Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

Master Technology Ownership and License Agreement

  The master technology ownership and license agreement, or the master technology agreement, allocates rights in technology other than patents, patent applications and invention disclosures. In the master technology agreement, 3Com will confirm that we own all technology developed by us and, to the extent that any technology is registered in 3Com's name or 3Com otherwise has any ownership rights in that technology, 3Com will assign it to us. In addition, specified manufacturing technology will be jointly owned. 3Com will not restrict our right to use the assigned or jointly owned technology. We will commit to license our operating system to 3Com on favorable terms pursuant to a separate agreement that we will negotiate.

  In the event of an acquisition of either party, the acquired party may assign the master technology agreement, except that 3Com may not assign the commitment to license the operating system.

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Master Patent Ownership and License Agreement

  The master patent ownership and license agreement, or the master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. In the master patent agreement, 3Com will confirm that we own patents, patent applications and invention disclosures which were developed by us and, to the extent that any of these patents or patent applications are recorded in 3Com's name, 3Com will assign them to us. The specific patents, patent applications and invention disclosures being assigned are identified in a database. 3Com will not restrict our rights to practice the assigned patents. 3Com will retain ownership of jointly developed patents, patent applications and invention disclosures, but will grant us a license to jointly developed patents, patent applications and invention disclosures that have resulted or in the future result from our joint development with 3Com in the wireless connectivity area. To date, there are no patents or patent applications that have resulted from our joint development with 3Com in the wireless connectivity area. The license is non-exclusive and royalty-free and will permit us to make, have made, use, lease, sell, offer for sale, and import current and future Palm products and services. The license continues for the life of the licensed patents. 3Com will not be restricted from licensing these wireless connectivity patents for defensive purposes, but for purposes other than for defensive purposes, 3Com will be restricted from licensing these wireless connectivity patents in the field of lightweight handheld mobile computing devices and operating systems for such devices.

  In addition, each party will covenant not to sue the other party or the other party's customers or suppliers for infringement of its patents that exist as of the separation date or that are based on applications or invention disclosures that exist as of the separation date. The products and services that are covered by the covenant are the products and services of each party's business as it exists as of the separation date.

  In the event of an acquisition of either party, the acquired party may assign the master patent agreement except that the licenses and covenants not to sue may not be assigned. In addition, in the event a sale of a subsidiary or business unit of either party, the licenses and covenants not to sue may not be assigned. However, the non-acquired party is obligated to enter into licenses or covenants not to sue, as applicable, with a transferee acquiring a party or a subsidiary or business unit of a party, subject to certain reductions in the scope of the licenses and covenants not to sue and subject to the agreement of the acquiring party to grant a license or covenant not to sue back to the non-acquired party.

  The master patent agreement will also provide that 3Com and we will assist each other in specified ways for a period of five years after the separation date in the event either party is subject to patent litigation.

Master Trademark Ownership and License Agreement

  The master trademark ownership and license agreement, or the master trademark agreement, will allocate rights relating to trademarks, service marks and trade names. In the master trademark agreement, 3Com will confirm that we own our trademarks, service marks and trade names that we use in connection with our business and, to the extent that any of our marks are registered in 3Com's name or 3Com otherwise has any rights in those marks, 3Com will assign them to us. In addition, 3Com will grant us a royalty-free license to mark our existing products with, and advertise and promote these products using, specified 3Com trademarks. The term of this license is two years after the separation date. We may allow authorized dealers to use the trademarks in the advertisement and promotion of our existing products. During the first two years from the separation date, 3Com will agree not to license the trademarks it licenses to us to third parties for use in connection with products or services that compete with our products shipping as of the distribution date, other than any licenses that may have previously been granted.


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  3Com may terminate the license under the master trademark agreement only with regard to products that fail to meet required quality standards, subject to a notice and cure period.

Employee Matters Agreement

  We will enter into an employee matters agreement with 3Com to allocate assets, liabilities, and responsibilities relating to current and former employees of Palm and their participation in the benefits plans, including stock plans, that 3Com currently sponsors and maintains.

  All eligible Palm employees will continue to participate in the 3Com benefits plans on comparable terms and conditions to those for 3Com employees until the distribution date or until we establish benefit plans for our employees, or elect not to establish comparable plans, if it is not legally or financially practical. We intend to establish our own benefit program no later than the time of the distribution.

  Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. No Palm benefit plan will provide benefits that overlap benefits under the corresponding 3Com benefit plan at the time of the distribution. Each Palm benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding 3Com benefits plan will be taken into account under that Palm benefit plan.

  Assets relating to the employee liabilities will be transferred to Palm or the related Palm plans and trusts from trusts and other funding vehicles associated with 3Com's benefits plans.

  Options. We will establish a replacement stock plan for eligible Palm employees on or before the distribution. We will assume all 3Com options held by Palm employees. These options will convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of 3Com options that convert into Palm options will be adjusted using a conversion formula. The conversion formula will be based on the opening per-share price of our common stock on the first trading day after the distribution relative to the closing per-share price of 3Com common stock on the last trading day before the distribution. The resulting Palm options will maintain the original vesting provisions and option period.

  Restricted Stock. On or before the distribution, 3Com restricted stock granted under incentive stock plans and held by Palm employees is expected to be forfeited. Each Palm employee who forfeits 3Com restricted stock will receive Palm restricted stock in replacement of his or her forfeited 3Com restricted stock.

  Stock Purchase Plan. We anticipate that Palm employees will continue to participate in the 3Com stock purchase plan through the date of this offering. After that time, we will sponsor a stock purchase plan for the benefit of Palm employees that is comparable to the 3Com stock purchase plan.

Tax Sharing Agreement

  We will enter into a tax sharing agreement with 3Com that will allocate responsibilities for tax matters between Palm and 3Com. The agreement will require us to pay 3Com for the incremental tax costs of our inclusion in consolidated, combined or unitary tax returns with affiliated corporations. In determining these incremental costs, the agreement will take into account not only the group's incremental tax payments to the Internal Revenue Service or other taxing authorities, but also the incremental use of tax losses of affiliates to offset our taxable income, and the incremental use of tax credits of affiliates to offset the tax on our income. The agreement will also provide for compensation or reimbursement as appropriate to reflect redeterminations of our tax liability for periods during which we joined in filing consolidated, combined or unitary tax returns.


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  The tax sharing agreement also requires us to indemnify 3Com for certain taxes and similar obligations, including:

  . sales taxes on the sale of products purchased from us by 3Com before the distribution;

  . customs duties or harbor maintenance fees on products exported or imported by 3Com on our behalf;

  . the additional taxes that would result if an acquisition of a controlling interest in our stock after the distribution causes the distribution not to qualify for tax-free treatment to 3Com; and

  . any taxes resulting from transactions undertaken in preparation for the distribution.

  Our indemnity obligations include any interest and penalties on taxes, duties or fees for which we must indemnify 3Com.

  Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of the group even if the tax sharing agreement allocates that liability to 3Com or another member.

  The tax sharing agreement will also assign responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

Master Transitional Services Agreement

  The master transitional services agreement governs the provision of transitional services by 3Com and us to each other, on an interim basis, until one year after the separation date, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and information technology support services, for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, and other administrative functions. Services are generally cost plus 5%, but may increase to cost plus 10% if the services extend beyond the one year period. The master transitional services agreement also will cover the provision of additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt 3Com's operations or significantly increase the scope of its responsibility under the agreement.

Real Estate Matters Agreement

  The real estate matters agreement addresses real estate matters relating to the 3Com leased and owned properties that 3Com will transfer to or share with us. The agreement describes the manner in which 3Com will transfer to or share with us various leased and owned properties, including the following types of transactions:

  .  leases to us of portions of specified properties that 3Com owns;

  .  assignments to us of 3Com's leases for specified leased properties;

  .  subleases to us of portions of specified properties leased by 3Com; and

  . short term licenses between 3Com and us permitting short term occupancy of selected leased and owned sites.


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  The real estate matters agreement includes a description of each property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, such as lease, sublease and license, are contained in schedules.

  The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including 3Com paying commercially reasonable consent fees, if required by the landlords, and us agreeing to provide the security required under the applicable leases.

  The real estate matters agreement further provides that we will be required to accept the transfer of all sites allocated to us, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

  The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees, will be paid by 3Com.

Master Confidential Disclosure Agreement

  The master confidential disclosure agreement provides that both parties agree not to disclose confidential information of the other party except in specific circumstances. 3Com and we also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

Indemnification and Insurance Matters Agreement

  General Release of Pre-Separation Claims. Effective as of the separation date, subject to specified exceptions, we will release 3Com and its affiliates, agents, successors and assigns, and 3Com will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, this offering and the distribution. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

  Indemnification. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify 3Com and its affiliates, agents, successors and assigns from all liabilities arising from:

  .  our business, any of our liabilities or any of our contracts; and

  .  any breach by us of the separation agreement or any ancillary agreement.

  3Com has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

  .  3Com's business other than the Palm business; and

  . any breach by 3Com of the separation agreement or any ancillary agreement.

  These indemnification provisions do not apply to amounts collected from insurance. The agreement also contains provisions governing notice and indemnification procedures.

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  Liability Arising From This Prospectus. We will bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus.

  Insurance Matters. The agreement also contains provisions governing our insurance coverage from the separation date until the distribution date. In general, we agree to reimburse 3Com for premium expenses related to insurance coverage during this period. Prior to the distribution, 3Com will maintain insurance policies on our behalf. We will work with 3Com to secure additional insurance if desired and cost effective.

  Environmental Matters. 3Com has agreed to indemnity us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions existing as of the separation date at facilities transferred to us, or which arise out of operations occurring before the separation date at these facilities. Further, 3Com has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations occurring at any time, whether before or after the separation date, at any 3Com facility.

  We have agreed to indemnify 3Com and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations after the separation date at any of the facilities transferred to us, and from environmental conditions at our facilities arising from an event that occurs on or after the separation date.

  Each party will be responsible for all liabilities associated with any environmental contamination caused by that party post-separation.

  Assignment. The indemnification and insurance matters agreement is not assignable by either party without prior written consent.

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                             PRINCIPAL STOCKHOLDER

  Prior to this offering and the private placements to America Online, Motorola and Nokia, all of the outstanding shares of our common stock will be owned by 3Com. After this offering and the private placements to America Online, Motorola and Nokia, 3Com will own about 93.3%, or about 92.8% if the underwriters fully exercise their option to purchase additional shares of our outstanding common stock. Except for 3Com, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of 3Com common stock will be treated on the same terms as other holders of 3Com stock in any distribution by 3Com. See "Stock Ownership of Directors and Executive Officers" for a description of the ownership of 3Com stock by our directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

General

  Upon the completion of this offering and the private placements to America Online, Motorola and Nokia, we will be authorized to issue 2,000,000,000 shares of common stock, $0.001 par value, and 125,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

  Prior to this offering and the private placements to America Online, Motorola and Nokia, there were 532,000,000 shares of common stock outstanding, all of which were held of record by 3Com.

  The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

  Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, the effects might include, among other things:

  .  restricting dividends on our common stock;

  .  diluting the voting power of our common stock;

  .  impairing the liquidation rights of our common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

  At the closing of this offering and the private placements to America Online, Motorola and Nokia, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Our Certificate and Bylaws and Delaware Law

  Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  acquisition of us by means of a tender offer;

  .  acquisition of us by means of a proxy contest or otherwise; or

  .  removal of our incumbent officers and directors.

  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of those proposals could result in an improvement of their terms.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management-- Directors and Executive Officers." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only our board of directors, the chairman of our board of directors, and until 3Com owns less than 50% of our common stock, 3Com, may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. 3Com is an "interested stockholder" for this purpose.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders other than 3Com to act by written consent without a meeting. 3Com will lose this right once it owns less than 50% of our common stock.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

  Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 80% of our outstanding common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is EquiServe.

                                  UNDERWRITING

  Palm and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to some conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and FleetBoston Robertson Stephens Inc. are the representatives of the Underwriters.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co.........................................
   Morgan Stanley & Co. Incorporated...........................
   Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
   FleetBoston Robertson Stephens Inc..........................
                                                                   ----------
     Total.....................................................    23,000,000
                                                                   ==========

  If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 3,450,000 shares from Palm to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Palm. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 3,450,000 additional shares.

                                                          Paid by the Company
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share.......................................... $            $
   Total.............................................. $            $

  Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a
discount of up to $         per share from the initial public offering price.
Any such securities dealers may resell any shares purchased from the Underwriters to selected other brokers or dealers at a discount of up to
$         per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

  Palm, 3Com and Palm's directors and officers have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any grants under Palm's existing employee benefit plans. See "Shares Eligible For Future Sale" for a discussion of transfer restrictions. America Online, Motorola and Nokia have agreed with Palm, for the benefit of the Underwriters, not to dispose of or hedge any of their common stock during the period from the date of the consummation of this offering continuing through the date 180 days after the date of this prospectus.

  Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Palm and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Palm's historical performance, estimates of the business potential and earnings prospects of Palm, an assessment of Palm's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  At our request, the Underwriters have reserved up to six percent of the shares of common stock to be issued by Palm and offered in this offering for sale, at the initial public offering price, to directors of 3Com and Palm and persons with preexisting strategic or other relationships with Palm. The number of shares available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus.

  Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "PALM".

  In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  A prospectus in electronic format may be made available on the websites maintained by one or more Underwriters or securities dealers. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

  Palm estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4,420,000.

  Palm has agreed to indemnify the several Underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

  Goldman, Sachs & Co. has from time to time performed various investment banking services for 3Com in the past, and it may from time to time in the future perform investment banking services for 3Com and Palm for which it has received and will receive customary fees.

                        SHARES ELIGIBLE FOR FUTURE SALE

  All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which be may acquired by an affiliate of Palm, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Palm and may include directors and officers of Palm as well as significant stockholders of Palm, if any.

  3Com currently plans to complete its divestiture of Palm approximately six months following this offering by distributing all of the shares of Palm common stock owned by 3Com to the holders of 3Com's common stock. Shares of our common stock distributed to 3Com stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

  The shares of our common stock held by 3Com before distribution and the shares of our common stock purchased in the America Online, Motorola and Nokia private placements are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. 3Com, our directors and officers and we have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters. America Online, Motorola and Nokia have agreed with Palm not to dispose of or hedge any of their common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

  We will grant shares of our common stock pursuant to the 1999 Stock Plan subject to restrictions. See "Management--Incentive Plans--1999 Stock Plan." We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under the 1999 Stock Plan and 1999 Employee Stock Purchase Plan. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act. Shares issued pursuant to any vested and exercisable options of 3Com converted into our options will also be freely tradable without registration under the Securities Act after the effective date of the registration statement. See "Management--Treatment of 3Com Options."

                            VALIDITY OF COMMON STOCK

  The validity of the common stock offered hereby and other legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements as of May 31, 1998 and May 28, 1999 and for each of the three years in the period ended May 28, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about Palm and its common stock, reference is made to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to the registration statement.

  As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain Internet sites at http://www.palm.net and http://www.palm.com. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                                   PALM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Audited Consolidated Financial Statements:

  Independent Auditors' Report............................................ F-2

  Consolidated Balance Sheets at May 31, 1998, May 28, 1999, November 26,
   1999 (unaudited) and Pro Forma at November 26, 1999 (unaudited)........ F-3

  Consolidated Statements of Operations for the Years Ended May 25, 1997,
   May 31, 1998, May 28, 1999 and Six Months Ended November 27, 1998 and
   November 26, 1999 (unaudited).......................................... F-4

  Consolidated Statements of Stockholder's Net Investment for the Years
   Ended May 25, 1997, May 31, 1998, May 28, 1999 and Six Months ended
   November 26, 1999 (unaudited).......................................... F-5

  Consolidated Statements of Cash Flows for the Years Ended May 25, 1997,
   May 31, 1998, May 28, 1999 and Six Months Ended November 27, 1998 and
   November 26, 1999 (unaudited).......................................... F-6

  Notes to Consolidated Financial Statements.............................. F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Palm, Inc.:

  We have audited the consolidated balance sheets of Palm, Inc. and its subsidiary ("Palm" or "the Company") as of May 31, 1998 and May 28, 1999, and the related consolidated statements of operations, stockholder's net investment, and cash flows for each of the three years in the period ended May 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Palm, Inc. and its subsidiary at May 31, 1998 and May 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended May 28, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
November 29, 1999
  (January 24, 2000 as to the third, fourth and fifth paragraphs of Note 13 and all of Note 15)

                                   PALM, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (In thousands, except par value amounts)

                                                                    Pro Forma
                                   May 31,  May 28,   November 26, November 26,
                                     1998     1999        1999         1999
                                   -------- --------  ------------ ------------
                                                      (Unaudited)  (Unaudited)
              ASSETS
Current assets:
  Cash and cash equivalents....... $     -- $    478    $ 29,568     $ 29,568
  Accounts receivable, net of
   allowance for doubtful accounts
   of $4,451, $3,817 and $5,141...   80,985   95,839     129,726           --
  Inventories.....................   13,769   12,186      36,695       36,695
  Deferred income taxes...........    8,092   20,688      26,137       26,137
  Prepaids and other..............      192    1,038       2,182        2,182
                                   -------- --------    --------     --------
    Total current assets..........  103,038  130,229     224,308       94,582
Property and equipment, net.......    9,121    8,136      10,276       10,276
Goodwill, intangibles and other
 assets...........................      175   13,829      12,733       12,733
Deferred income taxes.............    3,025       53          52           52
                                   -------- --------    --------     --------
      Total assets................ $115,359 $152,247    $247,369     $117,643
                                   ======== ========    ========     ========
  LIABILITIES AND STOCKHOLDER'S
          NET INVESTMENT
Current liabilities:
  Accounts payable................ $ 15,792 $ 35,577    $ 71,586     $ 26,206
  Payable to 3Com Corporation.....   15,617   40,509      57,935      107,935
  Other accrued liabilities.......   18,275   40,793      90,832       90,832
  Current portion of long-term
   debt...........................       --      668         190          190
                                   -------- --------    --------     --------
    Total current liabilities.....   49,684  117,547     220,543      225,163
                                   -------- --------    --------     --------
Long-term debt....................       --      682         395          395
Commitments and contingencies
 (Notes 7 and 13)
Stockholder's net investment:
  Preferred stock, $.001 par
   value, 125,000 shares
   authorized pro forma; none
   outstanding pro forma..........       --       --          --           --
  Common stock, $.001 par value,
   2,000,000 shares authorized pro
   forma; 532,000 shares
   outstanding pro forma..........       --       --          --           --
  3Com Corporation equity
   (deficiency)...................   65,675   34,151      26,395     (107,951)
  Accumulated other comprehensive
   income (loss)..................       --     (133)         36           36
                                   -------- --------    --------     --------
    Total stockholder's net
     investment (deficiency)......   65,675   34,018      26,431     (107,915)
                                   -------- --------    --------     --------
      Total liabilities and
       stockholder's net
       investment................. $115,359 $152,247    $247,369     $117,643
                                   ======== ========    ========     ========

                See notes to consolidated financial statements.

                                   PALM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                 Years Ended                Six Months Ended
                          ----------------------------  -------------------------
                          May 25,   May 31,   May 28,   November 27, November 26,
                            1997      1998      1999        1998         1999
                          --------  --------  --------  ------------ ------------
                                                               (Unaudited)
Revenues................  $114,157  $272,137  $563,525    $263,302     $435,060
Cost of revenues........    77,685   157,749   315,616     147,287      246,342
                          --------  --------  --------    --------     --------
  Gross profit..........    36,472   114,388   247,909     116,015      188,718
                          --------  --------  --------    --------     --------
Operating expenses:
  Sales and marketing...    30,305    70,765   127,726      57,862      102,686
  Research and
   development..........    13,442    21,863    46,027      20,460       28,551
  General and
   administrative.......     6,238    15,299    23,692      11,304       16,956
  Purchased in-process
   technology...........        --        --     2,125          --           --
  Separation costs......        --        --        --          --        3,780
                          --------  --------  --------    --------     --------
    Total operating
     expenses...........    49,985   107,927   199,570      89,626      151,973
                          --------  --------  --------    --------     --------
Operating income
 (loss).................   (13,513)    6,461    48,339      26,389       36,745
Interest and other
 income (expense), net..      (515)      (56)     (223)       (100)         214
                          --------  --------  --------    --------     --------
Income (loss) before
 income taxes...........   (14,028)    6,405    48,116      26,289       36,959
Income tax provision
 (credit)...............    (6,166)    2,234    18,488      10,102       14,439
                          --------  --------  --------    --------     --------
Net income (loss).......  $ (7,862) $  4,171  $ 29,628    $ 16,187     $ 22,520
                          ========  ========  ========    ========     ========
Basic and diluted net
 income (loss) per
 share..................  $   (.01) $    .01  $    .06    $    .03     $    .04
                          ========  ========  ========    ========     ========
Shares used in computing
 basic and diluted net
 income (loss) per
 share amounts..........   532,000   532,000   532,000     532,000      532,000
                          ========  ========  ========    ========     ========
Unaudited pro forma
 basic and diluted net
 income per share.......                      $    .06                 $    .04
                                              ========                 ========
Shares used in computing
 unaudited pro forma
 basic and diluted net
 income per share
 amounts................                       535,585                  535,585
                                              ========                 ========

                See notes to consolidated financial statements.

                                   PALM, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDER'S NET INVESTMENT
                                 (In thousands)

                                                           Accumulated
                                                 3Com         Other
                                              Corporation Comprehensive
                                                Equity    Income (Loss)  Total
                                              ----------- ------------- -------
Balances, May 27, 1996.......................   $ 6,466       $ --      $ 6,466
Net loss.....................................    (7,862)        --       (7,862)
Net transfers from 3Com Corporation..........    32,641         --       32,641
                                                -------       ----      -------
Balances, May 25, 1997.......................    31,245         --       31,245
Net income...................................     4,171         --        4,171
Net transfers from 3Com Corporation..........    30,259         --       30,259
                                                -------       ----      -------
Balances, May 31, 1998.......................    65,675         --       65,675
Components of comprehensive income:
  Net income.................................    29,628         --       29,628
  Accumulated translation adjustments........        --       (133)        (133)
    Total comprehensive income...............
Net transfers to 3Com Corporation............   (61,152)        --      (61,152)
                                                -------       ----      -------
Balances, May 28, 1999.......................    34,151       (133)      34,018
Components of comprehensive income:
  Net income*................................    22,520         --       22,520
  Accumulated translation adjustments*.......        --        169          169
    Total comprehensive income*..............
Net transfers to 3Com Corporation*...........   (30,276)        --      (30,276)
                                                -------       ----      -------
Balances, November 26, 1999*.................   $26,395       $ 36      $26,431
                                                =======       ====      =======

--------
* Unaudited


                See notes to consolidated financial statements.

                                   PALM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                Years Ended                Six Months Ended
                         ----------------------------  -------------------------
                         May 25,   May 31,   May 28,   November 27, November 26,
                           1997      1998      1999        1998         1999
                         --------  --------  --------  ------------ ------------
                                                              (Unaudited)
Cash flows from
 operating activities:
 Net income (loss)...... $ (7,862) $  4,171  $ 29,628    $ 16,187     $ 22,520
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization.........      685     2,029     4,565       1,488        4,395
  Loss on disposal of
   property and
   equipment............       36       145     2,567         889          872
  Deferred income
   taxes................   (3,344)   (5,361)   (8,880)     (4,812)      (5,449)
  Purchased in-process
   technology...........       --        --     2,125          --           --
  Changes in assets and
   liabilities:
   Accounts receivable..  (18,842)  (56,783)  (13,307)    (39,460)     (33,887)
   Inventories..........  (13,269)     (397)    1,650      (6,281)     (24,509)
   Prepaids and other...     (142)     (176)     (805)       (480)      (1,144)
   Accounts payable.....    4,710    10,874    19,437       1,488       36,009
   Payable to 3Com
    Corporation.........    3,660    11,205    24,892      16,187       17,426
   Other accrued
    liabilities.........    3,217    12,867    22,133      19,032       50,039
                         --------  --------  --------    --------     --------
    Net cash provided by
     (used in) operating
     activities.........  (31,151)  (21,426)   84,005       4,238       66,272
                         --------  --------  --------    --------     --------
Cash flows from
 investing activities:
 Purchases of property
  and equipment.........   (2,543)   (8,833)   (5,347)     (2,922)      (5,717)
 Business acquired in
  purchase transaction,
  net of cash acquired..       --        --   (16,831)         --           --
 Other, net.............       27        --        97          --        (593)
                         --------  --------  --------    --------     --------
    Net cash used in
     investing
     activities.........   (2,516)   (8,833)  (22,081)     (2,922)      (6,310)
                         --------  --------  --------    --------     --------
Cash flows from
 financing activities:
 Net transfers (to) from
  3Com Corporation......   32,641    30,259   (61,152)     (1,316)     (30,276)
 Other, net.............       --        --      (294)         --         (596)
                         --------  --------  --------    --------     --------
    Net cash provided by
     (used in) financing
     activities.........   32,641    30,259   (61,446)     (1,316)     (30,872)
                         --------  --------  --------    --------     --------
Change in cash and cash
 equivalents............   (1,026)       --       478          --       29,090
Cash and cash
 equivalents, beginning
 of period..............    1,026        --        --          --          478
                         --------  --------  --------    --------     --------
Cash and cash
 equivalents, end of
 period................. $     --  $     --  $    478    $     --     $ 29,568
                         ========  ========  ========    ========     ========
Other cash flow
 information:
 Interest paid.......... $     --  $     --  $     10    $     --     $     11
                         ========  ========  ========    ========     ========
 Notes payable assumed
  in purchase
  transaction........... $     --  $     --  $  1,481    $     --     $     --
                         ========  ========  ========    ========     ========

                See notes to consolidated financial statements.

                                   PALM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

1. Background and Basis of Presentation

  On September 13, 1999, 3Com Corporation ("3Com") announced its plan to create an independent publicly-traded company, Palm, Inc. ("Palm" or "the Company"), comprised of 3Com's handheld computing business. After completion of Palm's initial public offering, 3Com will own at least 80.1% of Palm's outstanding common stock. 3Com currently intends, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of Palm's common stock that 3Com owns to 3Com's stockholders approximately six months ("the distribution date") after Palm's initial public offering.

  Palm develops, markets and sells a family of handheld computing device products, licenses the Palm operating system to other device and information appliance manufacturers and offers a wireless Internet access service. Palm Computing, Inc. was originally incorporated in California in 1992 and was acquired by U.S. Robotics Corporation (USR) in a pooling of interests transaction in September 1995. Subsequent to 3Com's acquisition of USR in a pooling of interests transaction in June 1997, Palm Computing, Inc. became a wholly-owned subsidiary of 3Com. The accompanying consolidated financial statements report the operations that comprised the handheld computing business of 3Com, including Palm Computing, Inc.

  3Com and Palm have entered into a Master Separation and Distribution Agreement (see Note 14 to the consolidated financial statements). In accordance with the separation agreement, 3Com will transfer to Palm the 3Com-owned assets and liabilities which relate to Palm prior to the date of separation from 3Com ("the separation date"), except for most of Palm's accounts receivable and accounts payable.

  The consolidated financial statements of Palm reflect the historical results of operations and cash flows of the handheld computing business of 3Com during each respective period. The consolidated financial statements have been prepared using 3Com's historical bases in the assets and liabilities and the historical results of operations of Palm. Changes in stockholder's net investment represent 3Com's transfer of its net investment in Palm, after giving effect to the net income (loss) of Palm plus net cash transfers and other transfers to and from 3Com. The financial information included herein may not reflect the consolidated financial statements, operating results, changes in stockholder's net investment and cash flows of Palm in the future or what they would have been had Palm been a separate stand-alone entity during the periods presented.

  The consolidated financial statements include allocations of certain 3Com expenses, including centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, sales, marketing, engineering, and other 3Com corporate services and infrastructure costs. The expense allocations have been determined on the bases that 3Com and Palm considered to be reasonable reflections of the utilization of services provided or the benefit received by Palm. Management believes that the expenses allocated to Palm are representative of the operating expenses it would have incurred had Palm been operated on a stand-alone basis.

2. Significant Accounting Policies

 Fiscal Year

  Prior to June 1, 1998, Palm's 52-53 week fiscal year ended on the Sunday nearest to May 31. Effective June 1, 1998, Palm changed its fiscal year to a 52-53 week fiscal year ending on the Friday

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

nearest to May 31. These changes did not have a significant effect on the consolidated financial statements. Fiscal 1997, 1998 and 1999 contained 52 weeks, whereas fiscal 2000 will contain 53 weeks. For fiscal 2000, the first three quarters will contain 13 weeks, whereas the fourth quarter will contain 14 weeks.

 Use of Estimates in the Preparation of Consolidated Financial Statements

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires Palm to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

 Interim Financial Information

  The financial information as of November 26, 1999 and for the six months ended November 27, 1998 and November 26, 1999 is unaudited and includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its consolidated financial position, operating results and cash flows. Results for the six months ended November 26, 1999 are not necessarily indicative of results to be expected for the full fiscal year 2000 or for any future period.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Palm and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

 Cash and Cash Equivalents

  Cash equivalents are highly liquid debt investments acquired with a remaining maturity of three months or less. Historically, 3Com has managed cash and cash equivalents on a centralized basis. Cash receipts associated with Palm's business have been transferred to 3Com on a periodic basis and 3Com has funded Palm's disbursements.

 Concentration of Credit Risk

  Financial instruments which potentially subject Palm to concentrations of credit risk consist principally of accounts receivable. Palm sells the majority of its products through distributors, retailers and resellers. Credit risk with respect to accounts receivable is generally diversified due to the number of entities comprising Palm's customer base and their dispersion across different geographies. Palm generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  The following individual customers accounted for 10% or more of total revenue:

                                             Years Ended       Six Months Ended
                                       ----------------------- -----------------
                                       May 25, May 31, May 28, Nov. 27, Nov. 26,
                                        1997    1998    1999     1998     1999
                                       ------- ------- ------- -------- --------
                                                                  (Unaudited)
Company A.............................    28%     22%     24%     27%      34%
Company B.............................    --      --      14%     15%      --
Company C.............................    11%     --      --      --       --

  The following individual customers accounted for 10% or more of total accounts receivable:

                                                     May 31, May 28,  Nov. 26,
                                                      1998    1999      1999
                                                     ------- ------- -----------
                                                                     (Unaudited)
Company A...........................................    28%     24%       34%
Company B...........................................    --      17%       --
Company C...........................................    --      --        --

 Inventories

  Inventories are stated at the lower of standard cost (which approximates first-in, first-out cost) or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed over the shorter of the estimated useful lives, lease or license terms on a straight-line basis--generally three to five years.

 Long-Lived Assets

  Palm evaluates the carrying value of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. Long-lived assets include intangible assets acquired in a business combination (see Note 3 to the consolidated financial statements). Intangible assets are being amortized as follows: goodwill over six years, purchased technology over four years, assembled workforce, customer list and other intangibles over two to three years.

 Software Development Costs

  Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. Palm believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

 3Com Corporation Equity

  3Com Corporation equity represents 3Com's net investment in Palm. Payable to 3Com represents the net amount due to 3Com as the result of intercompany transactions between 3Com and Palm that had not been settled as of each balance sheet date. No intercompany interest income or expense has been allocated to, or included in, the accompanying financial statements.

 Revenue Recognition

  Revenue from sales of handheld device products is recognized upon shipment at which time provisions are made for estimated product returns, price protection, warranty, royalties and post-sale telephone support. Sales of handheld device products accounted for approximately 99% of revenues for each of the periods presented.

  Revenue from software license agreements with manufacturers of other handheld devices is recognized on a per-unit royalty basis or as otherwise earned in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position SOP No. 97-2, Software Revenue Recognition, as amended. Revenue from wireless Internet access service subscriptions is recognized over the service period. Revenue from these sources accounted for less than 1% of revenues for each of the periods presented.

 Advertising

  Advertising costs are expensed as incurred. Cooperative advertising and marketing development obligations for channel customers are expensed in the period the related revenue is recognized.

 Separation Costs

  Separation costs consist of one-time costs, such as consulting and professional fees, associated with the process of becoming a stand-alone, publicly held company.

 Income Taxes

  Palm's operating results historically have been included in 3Com's consolidated U.S. and state income tax returns and in tax returns of certain 3Com foreign subsidiaries. The provision for income taxes in Palm's consolidated financial statements has been determined on a separate-return basis. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

 Foreign Currency Translation

  The majority of Palm's revenue is denominated in U.S. dollars. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  For Palm entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates. Gains or losses resulting from foreign currency translation are included in interest and other expense, net in the consolidated statements of operations and were not significant for any period presented.

 Stock-Based Compensation

  Palm accounts for employee stock plans under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

 Earnings Per Share

  Net Income (Loss) Per Share

  All of the outstanding Palm common stock is owned by 3Com. Basic and diluted net income (loss) per share amounts are computed by dividing the net income
(loss) for the period by the common shares outstanding after the reincorporation of Palm in Delaware and the conversion of the 1,000 shares of Palm common stock held by 3Com into 532,000,000 shares as discussed in Note 15 to the consolidated financial statements.

  Net income (loss) per share amounts do not give effect to any conversion of 3Com stock options into Palm stock options. The actual number of 3Com stock options to be converted into Palm stock options will not be determined until the individual employee options are converted into Palm stock options at the distribution date. See Note 8 to the consolidated financial statements for a description of how 3Com stock options will be converted into Palm stock options at the distribution date.

  Unaudited Pro Forma Net Income Per Share

  As discussed in Note 15 to the consolidated financial statements, Palm declared a dividend to 3Com in the amount of $50 million, provided that if the aggregate estimated net proceeds of this offering and the private placements exceed $620 million, 3Com may elect to receive an additional dividend of up to 50% of the amount of the aggregate estimated net proceeds in excess of $620 million, and intends to pay such dividend to 3Com using a portion of the proceeds from the initial public offering. Unaudited pro forma basic and diluted net income per share amounts include the effect of such dividend and are calculated using common shares outstanding of 532,000,000 shares plus the 3,585,431 shares of common stock whose proceeds will be used to pay an assumed $50 million dividend, assuming an initial public offering price of $15.00 per share, reduced by estimated per share offering costs.

 Unaudited Pro Forma Balance Sheet

  The unaudited pro forma balance sheet as of November 26, 1999 gives pro forma effect to the assumed dividend discussed in the preceding paragraph, as though it had been declared and was payable as of that date. The unaudited pro forma balance sheet also gives effect to the authorizations of preferred and common stock and the conversion of Palm common stock into 532,000,000 shares as discussed in Note 15 to the consolidated financial statements, as well as the retention of most of Palm's accounts receivable and accounts payable by 3Com at the time of separation, as described in Note 14 to the consolidated financial statements, as though such retention had occurred as of November 26, 1999.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


 Comprehensive Income (Loss)

  On June 1, 1998, Palm adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income. Accumulated other comprehensive income (loss) presented in the accompanying consolidated balance sheets consists of accumulated foreign translation adjustments.

 Effects of Recent Accounting Pronouncements

  In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for Palm's fiscal year ending May 31, 2002. Management believes that the adoption of these statements will not have a significant impact on Palm's financial results.

  In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. Palm adopted SOP 98-1 in the first quarter of fiscal 2000. The adoption of this statement did not have a significant impact on Palm's financial results.

3. Business Combination

  The acquisition of Smartcode Technologie SARL ("Smartcode") on February 8, 1999 was accounted for as a purchase, and the consolidated statements of operations include the operating results of the acquired company from the acquisition date. Acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition, and the aggregate purchase price plus costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired. No significant adjustments were required to conform the accounting policies of the acquired company.

  The purchase price of $17.4 million was allocated as follows: net tangible assets of $0.9 million, intangible assets of $14.4 million, and purchased in-process technology of $2.1 million. Intangible assets consisted of the following amounts: goodwill of $6.9 million, developed technology of $5.4 million, assembled workforce of $1.0 million, customer list of $0.9 million, and licenses of $0.2 million.

  Approximately $2.1 million of the total purchase price represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations in the third quarter of fiscal 1999. The in-process technology related primarily to Globalpulse, a software GSM terminal adapter (which acts as a "software modem") for products utilizing the Palm operating system. The value of the in-process technology was determined using the income approach which discounted to present value the cash flows expected to be derived from products that were still in the process of development at the date of acquisition. The projections were based on future expectations of the revenue and expenses to be generated in connection with the products under development. The discount rate of 40% used reflected the risk associated with the development of the in-process technology. The primary project was completed in July 1999 and Palm began to derive revenue in the second quarter of fiscal 2000.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  Unaudited pro forma results of operations, assuming the acquisition had taken place at the beginning of fiscal 1998, are as follows (in thousands):

                                                                Years ended
                                                             ------------------
                                                             May 31,   May 28,
                                                               1998      1999
                                                             --------  --------
   Revenues................................................. $274,892  $565,908
   Net income (loss)........................................ $ (1,150) $ 26,466
   Net income (loss) per share.............................. $    --   $    .05

  The above table gives unaudited pro forma effect to the revenues and expenses of Smartcode prior to its acquisition by Palm, reflects the charge for in-process research and development as if it had occurred in fiscal 1998 and gives effect to the amortization of the acquired intangibles commencing at the beginning of fiscal 1998.

4. Inventories

  Inventories consist of the following (in thousands):

                                                    May 31, May 28, November 26,
                                                     1998    1999       1999
                                                    ------- ------- ------------
                                                                    (Unaudited)
Finished goods..................................... $ 8,809 $ 5,900   $29,857
Work in process....................................   1,089   4,011     5,095
Purchased components...............................   3,871   2,275     1,743
                                                    ------- -------   -------
  Total............................................ $13,769 $12,186   $36,695
                                                    ======= =======   =======

5. Property and Equipment, Net

  Property and equipment, net consists of the following (in thousands):

                                                  May 31,  May 28,  November 26,
                                                   1998     1999        1999
                                                  -------  -------  ------------
                                                                    (Unaudited)
Equipment........................................ $ 7,945  $11,971    $12,723
Leasehold improvements...........................   4,372    1,398      2,532
Furniture and fixtures...........................      60      685      1,039
                                                  -------  -------    -------
  Total..........................................  12,377   14,054     16,294
Accumulated depreciation and amortization........  (3,256)  (5,918)    (6,018)
                                                  -------  -------    -------
  Property and equipment, net.................... $ 9,121  $ 8,136    $10,276
                                                  =======  =======    =======

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


6. Other Accrued Liabilities

  Other accrued liabilities consist of the following (in thousands):

                                                  May 31, May 28, November 26,
                                                   1998    1999       1999
                                                  ------- ------- ------------
                                                                  (Unaudited)
Accrued payroll and related expenses............. $ 3,217 $ 4,871   $ 8,927
Accrued product warranty.........................   4,112  11,329    15,815
Accrued cooperative advertising and marketing
 development expenses............................   3,403   7,195    10,662
Accrued price protection.........................     224   6,994    11,892
Deferred revenue.................................   3,845     948    34,991
Other............................................   3,474   9,456     8,545
                                                  ------- -------   -------
  Other accrued liabilities...................... $18,275 $40,793   $90,832
                                                  ======= =======   =======

7. Borrowing Arrangements and Commitments

  Certain Palm facilities are leased from third parties under operating leases. Leases expire at various dates from November 1999 through May 2005, and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property. At the separation date, Palm intends to lease certain facilities from 3Com for up to 29 months with annual increases of approximately 3%. See Note 14 to the consolidated financial statements for further discussion of the Real Estate Matters Agreement between Palm and 3Com.

  Future operating lease commitments are as follows (in thousands):

                                                                  Third
     Fiscal Year                                                 Parties  3Com
     -----------                                                 ------- -------
      2000...................................................... $  820  $ 2,170
      2001......................................................    856    9,532
      2002......................................................    775   10,596
      2003......................................................    794    1,804
      2004......................................................    813       --
      Thereafter................................................    509       --
                                                                 ------  -------
        Total................................................... $4,567  $24,102
                                                                 ======  =======

  Rent expense was $2.7 million, $2.3 million, and $3.0 million for fiscal 1997, 1998 and 1999.

  As of May 28, 1999, Palm had $1.4 million of debt acquired in the Smartcode acquisition, and the interest rate on these obligations ranged from approximately 6% to 9%. The balance remaining is due over a four-year period through September 2003.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  On November 27, 1999, 3Com sold to a third party the manufacturing plant that produces the majority of Palm's products. Concurrently, Palm entered into a two-year supply agreement with the buyer of the manufacturing plant which commits Palm to purchase a minimum of 450,000 units of Palm products per quarter. Any overage in purchase of products of no more than 20% that occurs during any quarter may be credited towards the subsequent quarterly period commitment. Any deficit in purchase of products of no more than 20% in any quarter may be made up in the next quarter to the extent there is not a deficit in such subsequent quarter. Failure by Palm to meet the minimum commitment is subject to a 90-day notice and cure period. In addition, any failure of the manufacturer to make the minimum commitment available to Palm in accordance with Palm's orders in any quarter relieves Palm of its obligation to reach its minimum commitment in such quarter to the extent of the manufacturer's shortfall.

  Palm purchases product components from a vendor with which 3Com has agreed to certain minimum purchase goals over a five-year period. 3Com's agreement with the vendor provides for an incremental payment to be made to the vendor by 3Com for any calendar year in which the minimum purchase goal is not met. In connection with their separation, 3Com and Palm have agreed that Palm will assume responsibility for 25% of the minimum purchase goal and 3Com will retain responsibility for the remainder. In the event that Palm does not purchase its share of the minimum annual purchase goal from the vendor in any of the five calendar years, Palm will make an incremental payment to 3Com for the applicable calendar year. In the event that Palm purchases none of its share of the minimum annual purchase goal in each year, it would be required to make payments up to a maximum of the following: $1.3 million for 1999, $1.9 million for 2000, $2.8 million for 2001, $3.7 million for 2002 and $4.9 million for 2003. The aggregate of such incremental payments in no event will exceed
$14.6 million.

8. Employee Stock Plans

 Employee Stock Purchase Plan

  Under the 3Com employee stock purchase plan, eligible Palm employees have generally been able to contribute up to 10% of their compensation, as defined, to the purchase of shares of 3Com's common stock at a price of 85% of the lower of the fair market value as of the beginning or the end of the offering period. Effective on or before the initial public offering of Palm common stock, Palm intends to sponsor an employee stock purchase plan which is comparable to the 3Com plan.

 Employee Stock Option Plans

  3Com has stock option plans under which Palm employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vest over a two- to five-year period and expire five to ten years after the grant date.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


A summary of options held by Palm employees under the 3Com plans follows:

(Shares in thousands)

                                                       Number
                                                       of 3Com  Weighted average
                                                       shares    exercise price
                                                       -------  ----------------
Outstanding May 27, 1996..............................  1,872        $19.61
                                                       ------        ------
Granted...............................................    679         41.95
Exercised.............................................   (146)        13.47
Cancelled.............................................     --            --
                                                       ------        ------
Outstanding May 25, 1997..............................  2,405         26.29
Granted...............................................  1,886         38.47
Exercised.............................................   (286)        19.76
Cancelled............................................. (1,130)        48.19
                                                       ------        ------
Outstanding May 31, 1998..............................  2,875         26.31
Granted...............................................  1,401         28.85
Exercised.............................................   (997)        20.47
Cancelled.............................................   (229)        28.71
                                                       ------        ------
Outstanding May 28, 1999..............................  3,050         29.21
Granted*..............................................  1,144         25.68
Exercised*............................................  (447)         19.65
Cancelled*............................................  (432)         29.62
                                                       ------        ------
Outstanding November 26, 1999*........................  3,315        $29.35
                                                       ======        ======

--------
 *Unaudited


                            Outstanding 3Com options as of May 28, 1999    Exercisable at May 28, 1999
                          ------------------------------------------------ ---------------------------------
                                                          Weighted average  Number
                              Number     Weighted average    remaining        of           Weighted average
Range of exercise prices    of shares     exercise price  contractual life  shares          exercise price
------------------------  -------------- ---------------- ---------------- -------------  ------------------
                          (in thousands)                     (in years)
$   .19 to $13.75.......         41           $ 5.87            4.5                   41       $         5.92
  18.28 to  24.81.......        687            20.82            7.2                  441                20.26
  25.28 to  28.88.......        595            27.62            9.3                    8                27.45
  29.00 to  32.75.......      1,219            30.02            8.4                  579                29.42
  33.06 to  60.50.......        508            42.38            7.0                  208                44.96
                              -----           ------            ---        -------------       --------------
Total...................      3,050           $29.21            8.0                1,277               $28.03
                              =====           ======            ===        =============       ==============

  Options to purchase 2.1 million shares of 3Com common stock were exercisable as of both May 25, 1997 and May 31, 1998 with weighted average exercise prices of $25.00 and $23.93 per share, respectively.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  Prior to the distribution date, Palm intends to establish a stock option plan for eligible Palm employees. 3Com options held by Palm employees are expected to be converted into Palm stock options at the distribution date. The number of shares and the exercise price of the 3Com options that convert into Palm options will be adjusted using a conversion formula. The conversion of 3Com options into Palm options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per share is not reduced, and (3) the vesting provisions and option period of the replacement Palm options are the same as the original vesting terms and option period of the 3Com options. It is currently unknown how many 3Com options held by Palm employees will be converted into Palm options.

 Restricted Stock Plan

  3Com has a restricted stock plan, under which shares of common stock are reserved for issuance at no cost to key employees. Compensation expense, equal to the fair market value on the date of the grant, is recognized as the granted shares vest over a one- to four-year period. Certain Palm employees participate in the 3Com restricted stock plan. Palm employees who have 3Com restricted stock grants will forfeit the unvested portion of their 3Com restricted stock grants at the distribution date. To the extent that Palm grants restricted stock in the future, compensation expense will be recognized as the granted shares vest.

 Director Stock Plan

  3Com has a director stock plan, under which shares of common stock are issued to members of its Board of Directors at an exercise price equal to the fair market value on the date of grant and have historically vested over 24-month increments. Grants made after July 21, 1999 were fully vested at the grant date. Effective on or before the initial public offering of Palm common stock, Palm also intends to sponsor a director option plan. For 3Com board members who resign from the 3Com board and join the Palm Board of Directors, their unvested 3Com options will expire 90 days after resignation.

 Accounting for Stock-Based Compensation

  As permitted under SFAS 123, Palm has elected to follow APB 25 and related interpretations in accounting for stock-based awards to employees. Under APB 25, Palm generally recognizes no compensation expense with respect to such awards.

  Pro forma information regarding net income (loss) and earnings per share is required by SFAS 123. This information is required to be determined as if Palm had accounted for stock-based awards to its employees, including employee stock options and shares issued under the Employee Stock Purchase Plan, collectively called "options", granted subsequent to May 31, 1995 under the fair value method of that Statement. The fair value of the options granted in fiscal 1997, 1998 and 1999 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                             Employee Stock    Employee Stock
                                              Option Plans     Purchase Plan
                                             ----------------  ----------------
                                             1997  1998  1999  1997  1998  1999
                                             ----  ----  ----  ----  ----  ----
Risk-free interest rate.....................  6.1%  5.5%  5.3%  5.4%  5.5%  4.9%
Volatility.................................. 54.0% 56.0% 62.0% 54.0% 56.0% 62.0%
Dividend yield..............................  0.0%  0.0%  0.0%  0.0%  0.0%  0.0%

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  As of May 25, 1997, the expected life of options under the Employee Stock Option Plan was estimated at approximately one year after the vesting date for directors and nondirectors. As of May 31, 1998, the expected lives of options under the Employee Stock Option Plan were estimated at approximately three years after the vesting date for directors and approximately one year after the vesting date for nondirectors. As of May 28, 1999, the expected lives of options under the Employee Stock Option Plan were estimated at three and one-half years after the vesting date for directors and approximately two years after the vesting date for nondirectors. As of May 25, 1997, May 31, 1998 and May 28, 1999, the expected life of options under the Employee Stock Purchase Plan was estimated at six months.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted average estimated fair value of 3Com employee stock options granted during fiscal 1997, 1998 and 1999 was $22.61, $13.30 and $15.53 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during fiscal 1997, 1998 and 1999 was $11.24, $12.47 and $9.02 per share, respectively. Because 3Com options held by Palm employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

  For purposes of pro forma disclosures under SFAS 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. Pro forma information related to the 3Com options held by Palm employees and directors follows (in thousands, except per share amounts):

                                                           Years Ended
                                                    ---------------------------
                                                    May 25,   May 31,   May 28,
                                                      1997      1998     1999
                                                    --------  --------  -------
Pro forma net income (loss)........................ $(22,162) $(10,235) $15,664

Pro forma net income (loss) per share.............. $   (.04) $   (.02) $   .03

  The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to May 31, 1995, the full effect on pro forma net income and earnings per share was not reflected for periods prior to fiscal 1999.

9. Financial Instruments

  The following summary disclosures are made in accordance with the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, rather than in a forced or liquidation sale, which is not Palm's intent.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

  Because SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value to Palm. Financial instruments consist of cash and cash equivalents and notes payable. The estimated fair value of cash and cash equivalents as of May 28, 1999 and November 26, 1999 (unaudited) approximates the carrying amount. The difference between the fair value of the notes payable and their carrying value is not significant based on current market rates.

10. Income Taxes

The provision (credit) for income taxes consists of (in thousands):

                                                            Years Ended
                                                      -------------------------
                                                      May 25,  May 31,  May 28,
                                                       1997     1998     1999
                                                      -------  -------  -------
Current:
  Federal............................................ $(2,125) $ 6,421  $22,938
  State..............................................    (697)   1,173    5,174
                                                      -------  -------  -------
    Total current....................................  (2,822)   7,594   28,112
                                                      -------  -------  -------
Deferred:
  Federal............................................  (2,679)  (4,526)  (7,825)
  State..............................................    (665)    (834)  (1,799)
                                                      -------  -------  -------
    Total deferred...................................  (3,344)  (5,360)  (9,624)
                                                      -------  -------  -------
Total................................................ $(6,166) $ 2,234  $18,488
                                                      =======  =======  =======

  The components of net deferred tax assets consist of (in thousands):

                                                                May 31, May 28,
                                                                 1998    1999
                                                                ------- -------
Deferred tax assets:
  Reserves not recognized for tax purposes..................... $ 7,828 $18,352
  Tax credit carryforwards.....................................   2,966   2,024
  Other........................................................     323     365
                                                                ------- -------
    Deferred tax assets........................................ $11,117 $20,741
                                                                ======= =======

  The provision (credit) for income taxes differs from the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes as follows:

                                                              Years Ended
                                                        ------------------------
                                                        May 25,  May 31, May 28,
                                                         1997     1998    1999
                                                        -------  ------- -------
Tax computed at federal statutory rate.................  (35.0)%  35.0%   35.0%
State income taxes, net of federal effect..............   (6.3)    3.4     4.5
Research tax credits...................................   (2.7)   (4.7)   (1.2)
Other..................................................     --     1.2     0.1
                                                         -----    ----    ----
  Total................................................  (44.0)%  34.9%   38.4%
                                                         =====    ====    ====

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

  Palm has federal research credit carryforwards of approximately $2 million available as a result of its consolidated federal tax filing with 3Com. These carryforwards expire through the year 2014.

  See Note 14 to the consolidated financial statements for discussion of the Tax Sharing Agreement between Palm and 3Com.

11. Business Segment Information

  Palm operates in one reportable segment, handheld computing.

 Geographic Information

  Palm's headquarters and most of its operations are located in the United States. Palm conducts its sales, marketing and customer service activities throughout the world and also has a research and development facility in France. Geographic revenue information is based on the location of the end customer. Geographic long-lived assets information is based on the physical location of the assets at the end of each period. Revenues from unaffiliated customers and long-lived assets by geographic region are as follows (in thousands):

                                           Years Ended         Six Months Ended
                                    -------------------------- -----------------
                                    May 25,  May 31,  May 28,  Nov. 27, Nov. 26,
                                      1997     1998     1999     1998     1999
                                    -------- -------- -------- -------- --------
                                                                  (Unaudited)
Revenues:
  United States.................... $ 96,280 $198,630 $399,944 $197,433 $296,225
  Other............................   17,877   73,507  163,581   65,869  138,835
                                    -------- -------- -------- -------- --------
    Total.......................... $114,157 $272,137 $563,525 $263,302 $435,060
                                    ======== ======== ======== ======== ========

  For fiscal 1997, 1998, 1999 and the six months ended November 27, 1998 and November 26, 1999 (unaudited) no single country outside the United States accounted for 10% or more of total revenues.

                                                     May 31, May 28,  Nov. 26,
                                                      1998    1999      1999
                                                     ------- ------- -----------
                                                                     (Unaudited)
Property and equipment:
  United States..................................... $8,231  $7,247    $ 9,183
  France............................................    827     811        979
  Other.............................................     63      78        114
                                                     ------  ------    -------
    Total........................................... $9,121  $8,136    $10,276
                                                     ======  ======    =======

  At May 31, 1998, May 28, 1999 and November 26, 1999 (unaudited), no other individual country had property and equipment of 10% or more of total property and equipment. Long-lived assets also include goodwill, intangibles and other assets, substantially all of which relate to the acquisition of a company in France as discussed in Note 3 to the consolidated financial statements.

12. Employee Benefit Plan

 401(k) Plan

  Palm's eligible U.S. employees may participate in a plan known as the 3Com 401(k) Plan ("the Plan") which was adopted to provide retirement benefits to its employees. As allowed under

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 22% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for company matching contributions as determined by the Board of Directors. 3Com matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in 3Com matching contributions according to a three year vesting schedule based on initial date of hire. Palm's expense related to matching contributions to the 401(k) was $171,000 in fiscal 1997, $178,000 in fiscal 1998 and $508,000 in fiscal 1999.

  On or about the distribution date, Palm intends to establish a separate 401(k) plan for its employees.

13. Litigation

  Palm is a party to lawsuits in the normal course of its business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Palm believes that it has defenses to the cases set forth below and is vigorously contesting these matters. An unfavorable resolution of these lawsuits could adversely affect Palm's business, results of operations or financial condition.

  On April 28, 1997, Xerox Corporation filed suit against U.S. Robotics Corporation and U.S. Robotics Access Corp. in the United States District Court for the Western District of New York. The case is now captioned: Xerox Corporation v. U.S. Robotics Corporation, U.S. Robotics Access Corp, Palm Computing, Inc. and 3Com Corporation, Civil Action No. 97-CV-6182T. The complaint alleges willful infringement of a United States patent relating to computerized interpretation of handwriting. The complaint further seeks unspecified damages and injunctive relief. Xerox has asserted that Graffiti software and certain products of Palm Computing, Inc. infringe the patent. On June 25, 1999, the Court stayed the action pending reexamination of the patent by the U.S. Patent and Trademark Office.

  On December 15, 1999, Palm received a Notice of Intent to Issue Reexamination Certificate from the United States Patent and Trademark Office stating that the reexamination has been terminated and that a certificate will be issued in due course. The notice stated that the certificate will indicate that there will be no changes to the patent specification or drawings and that all claims of the patent will be confirmed without any changes. On January 18, 2000, the court held a status hearing during which it lifted the stay of the action and established that all of the parties' briefs relating to motions for summary judgment would be filed with the court by April 28, 2000. Palm anticipates that oral argument on these motions will be heard thereafter. No trial date has been set. In connection with Palm's separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, Palm will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

  On December 13, 1999, WaveWare Communications, Inc. filed suit against 3Com, Palm and others in the Superior Court of California, San Mateo County. The case is captioned WaveWare Communications, Inc. v. 3Com Corporation; Palm Computing, Inc.; and Mark Bercow, No. 411331. The complaint alleges breach of contract, constructive fraud, fraud and deceit, negligent misrepresentation, misappropriation of assets and trade secrets, unfair competition, unjust enrichment and intentional interference with economic advantage in connection with Palm's and 3Com's discussions with WaveWare concerning WaveWare's potential acquisition by 3Com. The complaint seeks unspecified monetary damages and injunctive relief. Palm has not yet responded to

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

the complaint. To date, no trial date has been set, and no discovery has been exchanged. In connection with Palm's separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, Palm will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

  On December 27, 1999, Telxon Corporation and Penright! Corporation filed a complaint in the U.S. District Court for the Northern District of Ohio, Eastern Division (Case No. 1:99CV3157) against 3Com and Palm alleging copyright infringement, unfair competition and theft of trade secrets. The plaintiffs allege that the Palm OS operating system contains graphical user interface software copied from the plaintiffs' software. The complaint seeks unspecified compensatory and treble damages and to enjoin, among other things, distribution and sales of the Palm OS operating system. Palm is in the preliminary stages of investigating the allegations contained in the complaint. To date, no trial date has been set, and no discovery has been exchanged. In connection with Palm's separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement, Palm will indemnify and hold 3Com harmless for any damages or losses which may arise out of this litigation.

  Palm also files suits against others to protect its intellectual property, such as the matter described below.

  On July 22, 1999, Palm filed a copyright infringement action against Olivetti and CompanionLink in the United States District Court for the Northern District of California and obtained a preliminary injunction against further distribution, sale, import or export of Olivetti Office USA's "Royal daVinci" handheld device and the daVinci OS Software Development Kit, distributed by CompanionLink Software, Inc. The injunction is to remain in effect pending the outcome of the lawsuit. Palm also initiated a copyright infringement action in Hong Kong on July 21, 1999, against EchoLink Design Ltd., the company responsible for developing the operating system software contained in the daVinci products. The High Court of the Hong Kong Special Administrative Region issued an order the same day restraining EchoLink from further copying, distribution, sale, import or export of Palm OS operating system source code or EchoLink's "NEXUS OS" source code, which Palm maintains infringes its copyrights.

14. Transactions with 3Com Corporation

For the periods presented, intercompany transactions and balances between Palm and 3Com consisted of the following (in thousands):

                                     Years Ended           Six Months Ended
                              ---------------------------  ------------------
                              May 25,  May 31,   May 28,   Nov. 27,  Nov. 26,
                               1997      1998      1999      1998      1999
                              -------  --------  --------  --------  --------
Balance at beginning of
 period...................... $   752  $  4,412  $ 15,617  $ 15,617  $ 40,509
Payroll expenses.............  10,084    24,575    40,982    19,751    25,959
Marketing expenses...........      --       710    12,800       940     2,356
Development expenses.........      --       273     6,401       542     1,863
Allocation of corporate
 services....................      --     1,466     7,447     2,563     6,721
Current income tax
 provision...................  (2,822)    7,594    28,112    14,919    19,889
Other........................      --     2,724    10,661     4,170     2,349
Net cash transfers to 3Com...  (3,602)  (26,137)  (81,511)  (26,698)  (41,711)
                              =======  ========  ========  ========  ========
Balance at end of period..... $ 4,412  $ 15,617  $ 40,509  $ 31,804  $ 57,935
                              =======  ========  ========  ========  ========
Average balance during the
 period...................... $ 2,582  $ 10,015  $ 28,063  $ 23,711  $ 49,222
                              =======  ========  ========  ========  ========

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  Palm's costs and expenses include allocations from 3Com for centralized legal, accounting treasury, real estate, information technology, distribution, customer service, sales, marketing, engineering, and other 3Com corporate services and infrastructure costs. These allocations have been determined on bases that 3Com and Palm considered to be reasonable reflections of the utilization of services provided or the benefit received by Palm. The allocation methods include relative revenues, headcount or square footage. Allocated costs included in the accompanying consolidated statements of operations follow (in thousands).

                                           Years Ended       Six Months Ended
                                     ----------------------- -----------------
                                     May 25, May 31, May 28, Nov. 27, Nov. 26,
                                      1997    1998    1999     1998     1999
                                     ------- ------- ------- -------- --------
                                                                (Unaudited)
Cost of revenues.................... $4,374  $3,694  $ 9,238  $3,966  $ 6,333
Sales and marketing.................  1,144   7,023   16,625   7,101   13,209
Research and development............  1,573     845    3,437   1,182    3,746
General and administrative..........  2,574   5,212   14,085   5,521    9,657
Other (income) and expense, net.....    523      25      218     100     (214)

  Historically, Palm has outsourced all of its product manufacturing to 3Com and other third parties.

  For purposes of governing certain of the ongoing relationships between Palm and 3Com at and after the separation date and to provide for an orderly transition, Palm and 3Com have entered or will enter into various agreements. A brief description of each of the agreements follows.

 Master Separation and Distribution Agreement

  The Master Separation and Distribution Agreement contains the key provisions relating to the separation, initial public offering and the distribution. The agreement lists the documents and items that the parties must deliver in order to accomplish the transfer of assets and liabilities from 3Com to Palm, effective on the separation date. The agreement also contains conditions that must occur prior to the initial public offering and the distribution. The parties also entered into both short-term and long-term covenants, including covenants to enter into transitional services agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways.

 General Assignment and Assumption Agreement

  The General Assignment and Assumption Agreement identifies the assets that 3Com will transfer to Palm and the liabilities that Palm will assume from 3Com in the separation. The agreement also describes when and how these transfers and assumptions will occur. In general, the assets that will be transferred and the liabilities that will be assumed are included in those that appear on the consolidated balance sheet, after adjustment for certain assets and liabilities that will be retained by 3Com, such as most of Palm's accounts receivable and accounts payable, and for activity that occurs between the balance sheet date and the separation date.

 Intellectual Property Agreements

  The Master Technology Ownership and License Agreement, the Master Patent Ownership and License Agreement, the Master Trademark Ownership and License Agreement and the Master

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999

Confidential Disclosure Agreement together are referred to as the Intellectual Property Agreements. Under the Intellectual Property Agreements, 3Com will confirm that Palm owns or will transfer to Palm its rights in specified patents, patent applications, invention disclosures, specified trademarks and other intellectual property related to Palm's current business and research and development efforts. Neither 3Com nor Palm will sue the other for claims of infringement related to existing patents. 3Com will grant a license to Palm under certain patents owned by 3Com which were jointly developed with Palm. Palm will commit to license its operating system to 3Com pursuant to a separate agreement that the two parties will negotiate with pricing and other terms more favorable than it would agree to in customary transactions with third parties. Both 3Com and Palm have agreed not to disclose confidential information of the other party except in specific circumstances.

 Employee Matters Agreement

  The Employee Matters Agreement outlines how 3Com and Palm plan to allocate assets, liabilities and responsibilities relating to current and former employees of Palm and their participation in the benefits plans, including stock plans, that 3Com currently sponsors and maintains. The agreement also contains provisions describing some of Palm's employee benefit and employee stock plans.

  All eligible Palm employees will continue to participate in the 3Com benefits plans on comparable terms and conditions to those for 3Com employees until the distribution date or until Palm establishes benefit plans for its employees, or elects not to establish comparable plans if it is not legally or financially practical. Palm intends to establish its own benefit program no later than the time of the distribution.

  Once Palm establishes its own benefits plans, it may modify or terminate each plan in accordance with the terms of that plan and its policies. No Palm benefit plan will provide benefits that overlap benefits under the corresponding 3Com benefit plan at the time of the distribution. Each Palm benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding 3Com benefits plan will be taken into account under that Palm benefit plan.

  Following the date of 3Com's distribution of its Palm common stock to its stockholders, Palm will be under no obligation to maintain these plans in the form in which they were established or at all. The transfer to Palm of employees at certain of 3Com's international operations, and of certain employee benefit plans, may not take place until Palm receives consents or approvals or has satisfied other applicable requirements.

 Tax Sharing Agreement

  The Tax Sharing Agreement allocates 3Com's and Palm's responsibilities for certain tax matters. The agreement requires Palm to pay 3Com for the incremental tax costs of Palm's inclusion in consolidated, combined or unitary tax returns with affiliated corporations. In determining these incremental costs, the agreement takes into account not only the group's incremental tax payments to the Internal Revenue Service or other taxing authorities, but also the incremental use of tax losses of affiliates to offset Palm's taxable income, and the incremental use of tax credits of affiliates to offset the tax on Palm's income. The agreement also provides for compensation or reimbursement as appropriate to reflect redeterminations of Palm's tax liability for periods during which Palm joined in filing consolidated, combined or unitary tax returns.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


  The tax sharing agreement also requires Palm to indemnify 3Com for certain taxes and similar obligations, including (a) sales taxes on the sale of products purchased by 3Com from Palm before the distribution, (b) customs duties or harbor maintenance fees on products exported or imported by 3Com on behalf of Palm, (c) the additional taxes that would result if an acquisition of a controlling interest in Palm's stock after the distribution causes the distribution not to qualify for tax-free treatment to 3Com, and (d) any taxes resulting from transactions undertaken in preparation for the distribution.

  Palm's indemnity obligations include any interest and penalties on taxes, duties or fees for which Palm must indemnify 3Com.

  Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, Palm could be required to pay a deficiency in the group's federal income tax liability for a period during which Palm was a member of the group even if the Tax Sharing Agreement allocates that liability to 3Com or another member.

  The agreement also assigns responsibilities for certain administrative matters such as the filing of returns, payment of taxes due, retention of records, and the conduct of audits, examinations or similar proceedings. 3Com is responsible for filing all tax returns for all periods before the distribution and paying any taxes shown as due on those returns. Palm must provide 3Com with sufficient information about its activities to enable 3Com to file these returns. Palm also must pay its share of the tax liability to 3Com within 30 days after 3Com files the return. Palm and 3Com must retain tax returns and related materials for periods beginning before the distribution and make these materials available to each other upon request. In general, 3Com will be entitled to control the contest of any claim by a taxing authority arising from the audit of a return for any period before the distribution, unless the return covers only Palm's activities.

 Master Transitional Services Agreement

  The Master Transitional Services Agreement governs the provision of information technology services by 3Com and Palm to each other, on an interim basis, for one year from the date of separation, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and information technology support services, for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, and other administrative functions. Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services, plus 5% for one year, and plus 10% for an extension of the agreements beyond one year. The Master Transitional Services Agreement also will cover the provision of certain additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt 3Com's operations or significantly increase the scope of its responsibility under the agreement.

  In addition, the Master Transitional Services Agreement will provide for the replication of some computer systems, including hardware, software, data storage or maintenance and support components. Generally, the party needing the replicated system will bear the costs and expenses of replication. Generally, the party purchasing new hardware or licensing new software will bear the costs and expenses of purchasing the new hardware or obtaining the new software licenses.

                                   PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
            Six Months Ended November 27, 1998 and November 26, 1999


 Real Estate Matters Agreement

  The Real Estate Matters Agreement addresses real estate matters relating to the 3Com leased and owned properties that 3Com will transfer to or share with Palm. The agreement describes the manner in which 3Com will transfer to or share with Palm various leased and owned properties. The Real Estate Matters Agreement provides that Palm will be required to accept the transfer of all sites allocated to Palm, even if a site has been damaged by a casualty before the separation date. The Real Estate Matters Agreement also provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees will be paid by 3Com.

 Indemnification and Insurance Matters Agreement

  Effective as of the separation date, subject to specified expections, Palm and 3Com will each release the other from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the initial public offering and the distribution. The agreement also contains provisions governing indemnification. In general, Palm and 3Com will each indemnify the other from all liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement. In addition, 3Com and Palm will each indemnify the other against liability for specified environmental conditions. Palm will reimburse 3Com for the cost of any insurance coverage from the separation date to the distribution date.

15. Subsequent Events

  In December 1999, Palm entered into agreements with America Online, Motorola and Nokia for their purchase of Palm's common stock in private placements to occur concurrently with the sale of shares offered in the initial public offering. America Online and Nokia each agreed to purchase shares of common stock equal to the lesser of $80 million or 1 1/2% of Palm's capital stock. Motorola agreed to purchase shares of common stock equal to the lesser of $65 million or 1 1/2% of Palm's capital stock.

  On January 24, 2000, Palm's Board of Directors and sole stockholder approved the following:

  . The reincorporation of Palm Computing, Inc. in the state of Delaware as Palm, Inc. and the conversion of the 1,000 shares of Palm common stock held by 3Com into 532,000,000 shares at the time of reincorporation. All shares and per share amounts in these financial statements have been adjusted to give effect to the reincorporation and conversion of shares.

  . An increase in the authorized number of shares of common stock to 2,000,000,000 shares and creation of newly undesignated preferred stock totaling 125,000,000 shares, contingent upon the approval of the reincorporation of Palm in Delaware and the closing of the initial public offering.

  . The payment of a dividend to 3Com of $50 million, provided that if the aggregate estimated net proceeds of this offering and the private placements exceed $620 million, 3Com may elect to receive an additional dividend of up to 50% of the amount of the aggregate estimated net proceeds in excess of $620 million.

  . The 1999 Stock Plan. The 1999 Stock Plan becomes effective upon the closing of the initial public offering. A total of 20,000,000 shares have been reserved for issuance under the 1999

                                  PALM, INC.

          Years Ended May 25, 1997, May 31, 1998 and May 28, 1999 and
           Six Months Ended November 27, 1998 and November 26, 1999

   Plan. In addition, the number of shares reserved under the plan will automatically increase on the first day of each fiscal year, beginning with Palm's fiscal year 2001, in an amount equal to the lesser of (a) 25,000,000 shares, or (b) 5% of the common stock outstanding on the first day of the fiscal year, or (c) a lesser amount determined by Palm's Board of Directors. The 1999 Stock Plan provides for issuance of incentive stock options, nonstatutory stock options and stock purchase rights to employees, directors and consultants.

  . The 1999 Director Option Plan. The 1999 Director Option Plan becomes effective upon the closing of the initial public offering. Under the 1999 Director Option Plan, a total of 500,000 shares of common stock will be reserved for the grant of nonstatutory stock options to non-employee directors of Palm. In addition, the number of shares reserved under this plan will automatically increase on the first day of each fiscal year, beginning in fiscal year 2001, in an amount equal to 500,000 shares or a lesser amount determined by Palm's Board of Directors. The initial options granted under the 1999 Director Option Plan shall vest over three years and any subsequent annual stock option grants will vest over one year and expire ten years from the date of grant.

  . The 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase
    Plan becomes effective upon the closing of the initial public offering. Under the Purchase Plan, eligible employees may purchase common stock through payroll deductions, which may not exceed 10% of any employee's compensation nor more than 4,000 shares in any one purchase period. A total of 5,000,000 shares of common stock will be reserved for issuance under the 1999 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 1999 Employee Stock Purchase Plan will automatically increase annually, beginning with Palm's fiscal year 2001, by an amount equal to the lesser of (a) 10,000,000 shares, or (b) 2% of the common shares outstanding on the first day of the fiscal year, or (c) a lesser amount as may be determined by Palm's Board of Directors.

                                   * * * * *

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  23
Our Separation From 3Com.................................................  24
Use of Proceeds..........................................................  26
Dividend Policy..........................................................  26
Capitalization...........................................................  27
Dilution.................................................................  28
Selected Consolidated Financial Data.....................................  30
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  31
Business.................................................................  44
Management...............................................................  57
Arrangements Between Palm and 3Com.......................................  69
Principal Stockholder....................................................  78
Description of Capital Stock ............................................  79
Underwriting.............................................................  81
Shares Eligible for Future Sale..........................................  83
Validity of Common Stock.................................................  83
Experts..................................................................  83
Where You Can Find More Information......................................  84
Index to Consolidated Financial Statements............................... F-1

                                --------------

  Through and including       , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               23,000,000 Shares

                                  Palm, Inc.

                                 Common Stock

                                --------------

                        [PALM, INC. LOGO APPEARS HERE]

                                --------------

                             Goldman, Sachs & Co.

                          Morgan Stanley Dean Witter

                              Merrill Lynch & Co.

                              Robertson Stephens



                      Representatives of the Underwriters


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the registration fee. Palm has agreed to pay these costs and expenses.

                                 Item                                  Amount
                                 ----                                ----------
   Securities and Exchange Commission registration fee.............. $  111,725
   NASD registration fee............................................     30,500
   Nasdaq Stock Market original and continued listing fees..........    139,000
   Blue Sky qualification fees and expenses.........................     12,000
   Legal fees and expenses..........................................  2,000,000
   Accounting fees and expenses.....................................  1,300,000
   Transfer agent and registrar fees................................     25,000
   Printing and engraving expenses..................................    500,000
   Miscellaneous expenses...........................................    301,775
                                                                     ----------
     Total.......................................................... $4,420,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Palm is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Palm's Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

  All of Palm's directors and officers will be covered by insurance policies maintained by Palm against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, Palm has entered into indemnity agreements with its directors and executive officers (a form of which is filed as Exhibit 10.8 to this Registration Statement) that obligate Palm to indemnify such directors and executive officers to the fullest extent permitted by the General Corporation Law.

Item 15. Exhibits and Financial Statement Schedules

(a) Exhibits.

 Exhibit
  Number  Description
 -------  -----------
  1.1**   Form of Underwriting Agreement.
  2.1**   Master Separation and Distribution Agreement between 3Com and the registrant effective as of December 13, 1999, as amended.
  2.2**   Form of General Assignment and Assumption Agreement between 3Com and the registrant, as amended.
  2.3**   Form of Master Technology Ownership and License Agreement between
          3Com and the registrant.
  2.4**   Form of Master Patent Ownership and License Agreement between 3Com and the registrant.
  2.5**   Form of Master Trademark Ownership and License Agreement between 3Com and the registrant.
  2.6**   Form of Employee Matters Agreement between 3Com and the registrant.
  2.7**   Form of Tax Sharing Agreement between 3Com and the registrant.
  2.8**   Form of Master Transitional Services Agreement between 3Com and the registrant.
  2.9**   Form of Real Estate Matters Agreement between 3Com and the registrant.
  2.10**  Form of Master Confidential Disclosure Agreement between 3Com and the registrant.
  2.11**  Form of Indemnification and Insurance Matters Agreement between 3Com and the registrant.
  2.12**  Form of Non-U.S. Plan.
  3.1**   Form of Amended and Restated Certificate of Incorporation.
  3.2**   Bylaws.
  5.1**   Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1**   1999 Stock Plan.
 10.2**   Form of 1999 Stock Plan Agreements.
 10.3**   1999 Employee Stock Purchase Plan.
 10.4**   Form of 1999 Employee Stock Purchase Plan Agreements.
 10.5**   1999 Director Option Plan.
 10.6**   Form of 1999 Director Option Plan Agreements.
 10.7**   Management Retention Agreement dated as of December 1, 1999 by and between Carl J. Yankowski and the registrant.
 10.8**   Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.
 10.9+**  RAM Mobile Data USA Limited Partnership Value Added Reseller
          Agreement between RAM Mobile Data USA Limited Partnership (now
          BellSouth Wireless Data, L.P.) and the registrant.
 10.10+** Supply Agreement between Manufacturers' Services Salt Lake City
          Operations, Inc. and the registrant.
 10.11**  Common Stock Purchase Agreement between America Online and the registrant.
 10.12**  Common Stock Purchase Agreement between Motorola and the registrant.
 10.13**  Common Stock Purchase Agreement Between Nokia and the registrant.
 21.1**   Subsidiaries of Palm.
 23.1     Independent Auditors' Consent and Report on Schedule
 23.2**   Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
          5.1).
 24.1**   Power of Attorney.
 27.1**   Financial Data Schedule.

--------
*  To be filed by amendment.

** Previously filed.

+ Confidential treatment requested on portions of this exhibit. Unredacted versions of this exhibit have been filed separately with the Commission.

(b)Financial Statement Schedules.

   Valuation and Qualifying Accounts and Reserves........................... S-1

Item 16. Undertakings

  The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on February 8, 2000.

                                                             *
                                          _____________________________________
                                                     Carl J. Yankowski
                                                Chief Executive Officer and
                                                          Director

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                           Title                    Date
              ---------                           -----                    ----

                  *                    Chief Executive Officer and   February 8, 2000
______________________________________  Director (Principal
          Carl J. Yankowski             Executive Officer)

           /s/ Judy Bruner             Senior Vice President and     February 8, 2000
______________________________________  Chief Financial Officer
             Judy Bruner                (Principal Financial and
                                        Accounting Officer)

                  *                    Director                      February 8, 2000
______________________________________
           Eric A. Benhamou

                  *                    Director                      February 8, 2000
______________________________________
          James L. Barksdale

                  *                    Director                      February 8, 2000
______________________________________
          Gordon A. Campbell

                  *                    Director                      February 8, 2000
______________________________________
           Susan G. Swenson

           /s/ Judy Bruner
*By:__________________________________
             Judy Bruner
           Attorney-in-fact

                                   PALM, INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

            Years Ended May 25, 1997, May 31, 1998 and May 28, 1999
                                 (In thousands)

                                                Additions
                                     Balance at Charged to            Balance at
                                     Beginning  Costs and               End of
            Description              of Period   Expenses  Deductions   Period
            -----------              ---------- ---------- ---------- ----------
Year ended May 25, 1997:
  Allowance for doubtful accounts...   $   39     $  567    $     (5)  $   601
  Product return reserve............      651     10,637      (4,042)    7,246
  Accrued product warranty..........       58      5,507      (3,912)    1,653

Year ended May 31, 1998:
  Allowance for doubtful accounts...   $  601     $3,893    $    (43)  $ 4,451
  Product return reserve............    7,246      8,982     (10,576)    5,652
  Accrued product warranty..........    1,653     17,527     (15,068)    4,112

Year ended May 28, 1999:
  Allowance for doubtful accounts...   $4,451     $4,271    $ (4,905)  $ 3,817
  Product return reserve............    5,652     24,145     (12,254)   17,543
  Accrued product warranty..........    4,112     25,949     (18,732)   11,329

                               INDEX OF EXHIBITS

 Exhibit
  Number  Description
 -------  -----------
  1.1**   Form of Underwriting Agreement.
  2.1**   Master Separation and Distribution Agreement between 3Com and the registrant effective as of December 13, 1999, as amended.
  2.2**   Form of General Assignment and Assumption Agreement between 3Com and the registrant, as amended.
  2.3**   Form of Master Technology Ownership and License Agreement between
          3Com and the registrant.
  2.4**   Form of Master Patent Ownership and License Agreement between 3Com and the registrant.
  2.5**   Form of Master Trademark Ownership and License Agreement between 3Com and the registrant.
  2.6**   Form of Employee Matters Agreement between 3Com and the registrant.
  2.7**   Form of Tax Sharing Agreement between 3Com and the registrant.
  2.8**   Form of Master Transitional Services Agreement between 3Com and the registrant.
  2.9**   Form of Real Estate Matters Agreement between 3Com and the registrant.
  2.10**  Form of Master Confidential Disclosure Agreement between 3Com and the registrant.
  2.11**  Form of Indemnification and Insurance Matters Agreement between 3Com and the registrant.
  2.12**  Form of Non-U.S. Plan.
  3.1**   Form of Amended and Restated Certificate of Incorporation.
  3.2**   Bylaws.
  5.1**   Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1**   1999 Stock Plan.
 10.2**   Form of 1999 Stock Plan Agreements.
 10.3**   1999 Employee Stock Purchase Plan.
 10.4**   Form of 1999 Employee Stock Purchase Plan Agreements.
 10.5**   1999 Director Option Plan.
 10.6**   Form of 1999 Director Option Plan Agreements.
 10.7**   Management Retention Agreement dated as of December 1, 1999 by and between Carl J. Yankowski and the registrant.
 10.8**   Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.
 10.9+**  RAM Mobile Data USA Limited Partnership Value Added Reseller
          Agreement between RAM Mobile Data USA Limited Partnership (now
          BellSouth Wireless Data, L.P.) and the registrant.
 10.10+** Supply Agreement between Manufacturers' Services Salt Lake City
          Operations, Inc. and the registrant.
 10.11**  Common Stock Purchase Agreement between America Online and the registrant.
 10.12**  Common Stock Purchase Agreement between Motorola and the registrant.
 10.13**  Common Stock Purchase Agreement Between Nokia and the registrant.
 21.1**   Subsidiaries of Palm.
 23.1     Independent Auditors' Consent and Report on Schedule
 23.2**   Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
          5.1).
 24.1**   Power of Attorney.
 27.1**   Financial Data Schedule.

--------
 * To be filed by amendment.

** Previously filed.

 + Confidential treatment requested on portions of this exhibit. Unredacted versions of this exhibit have been filed separately with the Commission.